    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                KBKIDS.COM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               5945                              84-1528837
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                             1099 EIGHTEENTH STREET
                                   SUITE 1000
                             DENVER, COLORADO 80202
                                 (303) 228-9000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                  SRIKANT SRINIVASAN, CHIEF EXECUTIVE OFFICER
                                KBKIDS.COM INC.
                             1099 EIGHTEENTH STREET
                                   SUITE 1000
                             DENVER, COLORADO 80202
                                 (303) 228-9000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                 MICHAEL WAGER, ESQ.                                   SARAH BESHAR, ESQ.
            BENESCH, FRIEDLANDER, COPLAN                              DAVIS POLK & WARDWELL
                    & ARONOFF LLP                                     450 LEXINGTON AVENUE
                    2300 BP TOWER                                   NEW YORK, NEW YORK 10017
                  200 PUBLIC SQUARE                                      (212) 450-4000
             CLEVELAND, OHIO 44114-2378
                   (216) 363-4500

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                   TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM AGGREGATE
                SECURITIES TO BE REGISTERED                       OFFERING PRICE(1)(2)       AMOUNT OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, $.01 par value........................          $210,000,000                    $55,440
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Includes common stock which may be purchased by the underwriters to cover over-allotments.

(2) Estimated solely for the purpose of calculating the registration fee. In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JANUARY 27, 2000

                                               Shares

                               [KBKIDS.COM LOGO]

                              Class A Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of the Class A common stock is expected
to be between $          and $     per share. We intend to apply to list our
Class A common stock on The Nasdaq Stock Market's National Market under the symbol "KBKD."

     The underwriters have an option to purchase a maximum of additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE
10.

                                                                   UNDERWRITING
                                                       PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                        PUBLIC      COMMISSIONS    KBKIDS.COM
                                                       ---------   -------------   -----------
Per Share............................................      $             $              $
Total................................................      $             $              $

     Delivery of the shares of Class A common stock will be made on or about
            , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    CREDIT SUISSE FIRST BOSTON                           MERRILL LYNCH & CO.

                           DEUTSCHE BANC ALEX. BROWN

                                   E*OFFERING

               The date of this prospectus is             , 2000.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    3
RISK FACTORS..........................   10
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   27
USE OF PROCEEDS.......................   27
DIVIDEND POLICY.......................   28
CAPITALIZATION........................   29
DILUTION..............................   30
CORPORATE HISTORY AND STRUCTURE.......   31
SELECTED FINANCIAL DATA...............   32
PRO FORMA FINANCIAL DATA..............   33
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   34
OUR BUSINESS..........................   41

                                        PAGE
                                        ----
MANAGEMENT............................   55
PRINCIPAL STOCKHOLDERS................   65
CERTAIN TRANSACTIONS..................   66
DESCRIPTION OF CAPITAL STOCK AND
  MEMBERSHIP UNITS....................   69
CERTAIN U.S. FEDERAL TAX
  CONSIDERATIONS FOR NON-U.S. HOLDERS
  OF COMMON STOCK.....................   74
UNDERWRITING..........................   76
NOTICE TO CANADIAN RESIDENTS..........   78
LEGAL MATTERS.........................   79
EXPERTS...............................   79
WHERE YOU CAN FIND MORE INFORMATION...   79
INDEX TO FINANCIAL STATEMENTS.........  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               ------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. For a more comprehensive understanding of this offering, you should read the more detailed information contained in this prospectus including, but not limited to, the information contained in the section entitled "Risk Factors."

     In this prospectus, we refer to Consolidated Stores Corporation and all of its direct and indirect subsidiaries, including KB Online Holdings LLC, as "Consolidated." "KB Toys" refers to Consolidated's retail toy store operations and includes KB Online Holdings LLC. KB Online refers only to KB Online Holdings LLC. References to "KBkids," "we," "us," and "our" are to KBkids.com Inc., except that those terms refer to KBkids.com LLC when discussing the online store and its operations.

                                     KBKIDS

     We are one of the fastest growing online retailers with an exclusive focus on children's products. In only our first holiday season, Media Metrix ranked us twelfth overall among all online retail sites for unique visitors during the five week holiday season ended December 26, 1999. For the same five week holiday period, Media Metrix ranked us among the top three toy sales in traffic. Currently, we sell toys, video games, software and videos, and we intend to expand our product offerings in the future.

     The market for children's products encompasses numerous categories, such as traditional toys, books, video games and educational software. Toy Manufacturers of America estimates that the domestic toy and video game market had retail sales in excess of $27 billion in 1998. There is a significantly larger market if we include international markets. For example, according to Toy Manufacturers of America, sales in the international toy and video game market were approximately $68 billion in 1998. In addition, we believe that businesses' and consumers' rapid acceptance of the Internet has created the foundation for significant growth in business-to-consumer electronic commerce. Forrester Research estimates that online purchases by U.S. consumers will grow from approximately $20 billion in 1999 to $184 billion by 2004.

     We believe that no traditional children's products retailer offers an effective combination of a broad selection of popular brand name products, a convenient shopping experience, detailed product information, expert advice and personalized service. We also believe that other online children's products retailers face challenges such as developing a brand name, establishing vendor relationships and developing their merchandising and retailing expertise. Our online store is designed to address the limitations of both traditional and online children's products retailers.

     Our ability to combine KB Toys' toy retailing experience and infrastructure with our entrepreneurial culture and Internet expertise has allowed us to employ a superior business model that delivers a rewarding customer experience combining the convenience and flexibility of a leading online shopping site with the benefits of a retail toy store. KB Toys is the second largest specialty toy retailer in the United States, operating approximately 1,300 stores nationwide. We believe that the brand name, cross-marketing advantages and store-based synergies that we have with KB Toys give us a strategic advantage in the area of customer acquisition. We also benefit from numerous merchandising synergies with KB Toys such as favorable allocations of popular products and cost-effective purchasing.

     Our online store provides a rewarding shopping experience by emphasizing the following:

     - CONVENIENCE AND SELECTION. Our online store provides a wide selection of products to our customers through an easy-to-use website that is available 24 hours a day, 7 days a week.

     - VALUE. Our customers save time and money by using our online store to purchase children's products. Through our purchasing leverage with KB Toys, we can pass on the benefits of volume discounts to our customers in the form of lower prices.

     - PURCHASING ADVICE. To assist our customers in selecting products, we provide consumer reviews and comments, daily spotlight products, favorites by age, special offers and featured products. In addition, we release new articles weekly to highlight toy developments observed by our editorial team and other experts.

     - CUSTOMER SERVICE. We emphasize customer service during all phases of a customer's shopping experience, including a toll-free pre-sale and post-sale customer service center, an integrated inventory control system designed to reflect accurately a product's availability and a product returns procedure that enables customers to return our products to us directly or to any KB Toys store nationwide.

     - COMMUNITY. To foster interaction among our community of customers, we host message board discussions regarding relevant topics such as video games, popular seasonal toys, collectibles and parenting. In addition, we host ask-the-experts message boards for customers to ask our editorial staff specific questions.

     Our goal is to become the premier online destination for purchasing a wide range of children's products. We intend to achieve this goal by pursuing the following strategies:

     - INCREASE ACQUISITION OF CUSTOMERS. We intend to combine our strong brand recognition and cross-marketing synergies with KB Toys and expanded online and offline marketing media to continue to aggressively acquire customers for our online store.

     - PROMOTE REPEAT BUSINESS FROM EXISTING CUSTOMERS. We intend to promote customer loyalty and build relationships with our customers to drive repeat sales. We plan to accomplish this by continually seeking input from our customers to enhance our online store and its features, thereby making it more attractive to them.

     - EXPAND OUR PRODUCT OFFERINGS. To increase our customer base and counter the seasonality of the toy business, we intend to expand our product offerings, examine geographic expansion and pursue alternative selling formats.

     - ENHANCE OUR TECHNOLOGY. To remain competitive, we plan to continue to augment and improve the functionality and features of our online store. We intend to incorporate features that provide customer interaction to personalize our customers' shopping experience. In addition, we intend to enhance our technology to continue to minimize downtime and support increasing levels of online traffic.

     - EXPAND OUR FULFILLMENT AND CUSTOMER CARE CAPABILITIES. We are examining our fulfillment and customer care operations to determine how to become the best in our class in terms of warehousing, packaging, delivery and customer service. This may result in our purchasing or leasing dedicated fulfillment centers and customer service call centers.

                             CORPORATE INFORMATION

     Our executive offices are located at 1099 Eighteenth Street, Suite 1000, Denver, Colorado 80202 and our telephone number is (303) 228-9000. Our online store is located at www.kbkids.com. The information contained on our website is not a prospectus and does not constitute part of this prospectus.

                        CORPORATE HISTORY AND STRUCTURE

KBKIDS.COM LLC FORMATION

     On June 25, 1999, KB Online, a wholly-owned subsidiary of Consolidated, and BrainPlay.com, Inc. entered into a contribution agreement to form KBkids.com LLC as a joint venture. Under the contribution agreement, KB Online received 80% of the membership units in KBkids.com LLC in exchange for contributing cash and property valued at $80,000,000 and intangibles valued at $4,000,000. BrainPlay.com received the remaining 20% of the membership units in exchange for contributing substantially all of its assets and liabilities.

REORGANIZATION

     In connection with this offering, KBkids.com Inc. was formed, and in addition, a subsidiary of KBkids.com Inc. was formed to be merged into BrainPlay.com.

     Simultaneously with the consummation of this offering, we will reorganize as follows:

     - KBkids.com Inc. will invest the net proceeds of this offering in KBkids.com LLC, and in return KBkids.com Inc. will receive membership units in KBkids.com LLC. These units will
       represent   % of the then outstanding equity of KBkids.com LLC.

     - KB Online will contribute one membership unit in KBkids.com LLC to KBkids.com Inc. in exchange for one share of Class B common stock of KBkids.com Inc.

     - The newly formed subsidiary of KBkids.com Inc. will merge into BrainPlay.com resulting in BrainPlay.com becoming a wholly-owned subsidiary of KBkids.com Inc. As a result of this merger, KBkids.com Inc. will indirectly own membership units held by BrainPlay.com representing
         % of the then outstanding equity of KBkids.com LLC, and the equityholders of BrainPlay.com will receive, in the aggregate, shares, and/or options to acquire shares, of Class A common stock in
       KBkids.com Inc. based on an exchange ratio of           shares, or
       options to acquire shares, of Class A common stock for each share of BrainPlay.com common stock and each option to acquire common stock.

     - KBkids.com Inc. will become the sole manager of KBkids.com LLC. Through our board of directors and our officers, we will be responsible for all operational and administrative decisions of KBkids.com LLC and the day-to-day management of its business.

     - KB Online's membership units will represent   % of the then outstanding
       equity of KBkids.com LLC. KB Online will have the right to exchange its membership units in KBkids.com LLC and its share of Class B common stock into an equivalent number of shares of Class A common stock. For more detailed information regarding KB Online's exchange rights, you should read the information contained in "Description of Capital Stock and Membership Units."

     After this offering, each of the public stockholders, the former BrainPlay.com equityholders and Consolidated will have a direct or indirect economic interest in KBkids.com LLC equal to the respective percentage of the aggregate voting power in KBkids.com Inc. held by each of them. The following chart illustrates our structure, and the structure of KBkids.com LLC, upon completion of this offering.

                          [KBkids.com Inc. Flowchart]

     After this offering:

     - The public stockholders purchasing stock in this offering will own shares of Class A common stock in the aggregate, which
       will represent   % of the total issued and outstanding Class A and Class
       B common stock and   % of the aggregate voting power.

     - The former equityholders of BrainPlay.com will beneficially own
       shares of Class A common stock in the aggregate, which will represent   %
       of the total issued and outstanding Class A and Class B common stock and % of the aggregate voting power.

     - Consolidated will indirectly own 100% of the Class B common stock, which will represent less than 1% of the total issued and outstanding Class A and Class B common stock, but by reason of its ownership of the Class B
       common stock will control      % of the aggregate voting power of
       KBkids.com Inc.

                                  THE OFFERING

     Unless otherwise indicated, information in this prospectus assumes the underwriters' over-allotment option is not exercised. As used in this prospectus and unless otherwise specified, "common stock" means our Class A common stock.

Common stock offered................               shares of Class A common
                                         stock

Common stock to be outstanding after
this offering.......................               shares of Class A common
                                         stock and one share of Class B common
                                         stock

Common stock to be outstanding after
this offering assuming exchange of
  Consolidated's membership units in
  KBkids.com LLC for, and conversion
  of its Class B common stock into,
  shares of Class A common stock....               shares of Class A common
                                         stock and no shares of Class B common
                                         stock

Use of proceeds.....................     We plan to use the net proceeds from
                                         this offering for general corporate
                                         purposes, principally working capital,
                                         capital expenditures, marketing and
                                         sales activity and product development.
                                         We may also use a portion of the
                                         proceeds for strategic acquisitions.
                                         See "Use of Proceeds."

Voting rights.......................     The holders of Class A common stock
                                         generally have rights identical to
                                         holders of Class B common stock, except
                                         that each holder of Class A common
                                         stock is entitled to one vote per share
                                         and each holder of Class B common stock
                                         is entitled to the number of votes per
                                         share equal to the total number of
                                         shares of Class B common stock owned by
                                         that holder plus the total number of
                                         membership units in KBkids.com LLC
                                         owned by that holder.

                                         The holders of Class A common stock and
                                         Class B common stock vote together as a
                                         single class on all matters, including
                                         the election of directors, except as
                                         otherwise required by applicable
                                         Delaware law.

Membership units in KBkids.com LLC
to be outstanding after this
  offering..........................               membership units. Membership
                                         units in KBkids.com LLC are
                                         exchangeable for shares of Class A
                                         common stock at any time by the holder
                                         on a one-for-one basis. If, immediately
                                         following this offering, Consolidated
                                         converted its Class B common share and
                                         exchanged all of its membership units,
                                         it would own approximately      % of
                                         the outstanding Class A common stock.

Proposed Nasdaq National Market
symbol..............................     KBKD

Unless otherwise specified, the number of shares of Class A common stock to be outstanding after this offering does not include:

     -           shares issuable upon exercise of options outstanding as of
                   , 2000 at a weighted average exercise price of $     per
       share;

     - shares issuable upon exercise of options to be granted to our executive officers at the closing of this offering at an exercise price equal to the initial public offering price per share;

     - additional shares that could be issued under our stock option plan; and

     - shares issuable upon conversion of Consolidated's one share of Class B common stock and all of its membership units in KBkids.com LLC.

                             SUMMARY FINANCIAL DATA

     The following tables show summary financial information and other information about us and our predecessor, BrainPlay.com. You should read this summary information in conjunction with the more detailed financial statements and related notes in this prospectus. Our fiscal year ends on March 31 of each year.

                                                                                               KBKIDS.COM LLC
                                                                 BRAINPLAY.COM,     -------------------------------------
                                                                      INC.                                  PRO FORMA
                                      BRAINPLAY.COM, INC.      ------------------       PRO FORMA         COMBINED, AS
                                   -------------------------                          COMBINED FOR        ADJUSTED, FOR
                                     YEAR ENDED MARCH 31,          SIX MONTHS        THE SIX MONTHS      THE SIX MONTHS
                                   -------------------------         ENDED                ENDED               ENDED
                                   1997     1998      1999       SEPT. 30, 1998     SEPT. 30, 1999(2)   SEPT. 30, 1999(3)
                                   -----   -------   -------   ------------------   -----------------   -----------------
                                                                  (UNAUDITED)          (UNAUDITED)         (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
Net sales........................  $   2   $    71   $   596        $    91             $  1,545
Cost of products sold............      2        65       675            109                2,098
                                   -----   -------   -------        -------             --------            --------
Gross profit(loss)...............     --         6       (79)           (18)                (553)
Total operating expenses.........    319     1,103     4,729          1,632               13,774
                                   -----   -------   -------        -------             --------            --------
Loss from operations.............  $(319)  $(1,097)  $(4,808)       $(1,650)            $(14,327)
Loss before minority interest....   (314)   (1,047)   (4,756)        (1,603)             (14,138)
                                   -----   -------   -------        -------             --------            --------
Minority interest................     --        --        --             --                   --
                                   -----   -------   -------        -------             --------            --------
Net loss.........................  $(314)  $(1,047)  $(4,756)       $(1,603)            $(14,138)
                                   =====   =======   =======        =======             ========            ========
Basic and diluted loss before
  minority interest per share on
  a fully converted basis........
Basic and diluted weighted
  average shares outstanding on a
  fully converted basis(1).......
Basic and diluted net loss per
  share..........................
Basic and diluted weighted
  average shares outstanding.....

---------------

(1) Represents total shares outstanding assuming conversion of Consolidated's membership units in KBkids.com LLC and its one share of Class B common stock.

(2) Reflects the combined operations of BrainPlay.com for the period April 1, 1999 to June 25, 1999, and KBkids.com LLC for the period from June 26, 1999 to September 30, 1999; however, no adjustments have been made for amortization of intangibles.

(3) Reflects the combined operations of BrainPlay.com for the period from April 1, 1999 to June 25, 1999, and KBkids.com LLC for the period from June 26, 1999 to September 30, 1999, as adjusted to reflect our receipt of the estimated net proceeds from this offering, the merger of a wholly-owned subsidiary of KBkids.com with and into BrainPlay.com and the issuance of one share of Class B common stock to KB Online.

                                                              KBKIDS.COM LLC    KBKIDS.COM INC.
                                                              ---------------   ---------------
                                                              AS OF SEPT. 30,   AS OF SEPT. 30,
                                                                   1999              1999
                                                              ---------------   ---------------
                                                                                  PRO FORMA,
                                                                  ACTUAL          AS ADJUSTED
                                                              ---------------   ---------------
                                                                         (UNAUDITED)
                                                                       (IN THOUSANDS)
BALANCE SHEET:
Cash and cash equivalents...................................     $ 34,939
Working capital.............................................       30,493
Total assets................................................       73,425
Long-term liabilities.......................................          372
Minority interest...........................................           --
Members'/stockholders' equity...............................       54,249

     The balance sheet data as of September 30, 1999 is presented:

     - on an actual basis, and

     - on a pro forma, as adjusted basis to reflect the reorganization and our
       receipt of the estimated net proceeds from the sale of           shares
       of common stock offered in this offering at an assumed initial public
       offering price of $     per share, after deducting underwriting discounts
       and commissions and estimated offering expenses.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, operating results and financial condition could be materially adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE INCURRED OPERATING LOSSES, EXPECT CONTINUED LOSSES AND MAY NOT EVER ACHIEVE PROFITABILITY. IF WE CONTINUE TO LOSE MONEY, WE MAY HAVE TO CURTAIL OR CEASE OUR OPERATIONS.

     We have not been profitable and we may continue to lose money for the foreseeable future. Although our quarterly revenue has experienced growth, historically we have incurred losses and experienced negative cash flow. We may continue to incur losses and may never achieve or sustain profitability. An extended period of losses and negative cash flow may prevent us from operating and expanding our business which could materially adversely affect our business.

IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS BECAUSE WE HAVE A LIMITED OPERATING HISTORY.

     As a company in the early stages of development, we take risks and there are uncertainties relating to our ability to successfully implement our business plan. If we are unable to successfully accomplish our business objectives, our business could be materially harmed and the value of your investment may decline. Our business and prospects must be considered in light of the risks, expenses and difficulties encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as Internet retailing. The risks and uncertainties include, among other things, the following:

     - we may not be able to anticipate and adapt to the changing market for Internet retailing and e-commerce;

     - we may not be able to maintain our sales and marketing efforts;

     - we may not be able to continue to upgrade and enhance our technologies to accommodate expanded service offerings; and

     - we may not successfully respond to competitive developments.

OUR FUTURE REVENUE IS UNPREDICTABLE AND OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE.

     We have experienced, and expect to continue to experience, quarterly fluctuations in our operating results. Many factors affecting our business may cause these quarterly fluctuations, including:

     - our ability to maintain customer satisfaction, retain existing customers or encourage repeat purchases;

     - the announcement or introduction of new or enhanced sites, services and products by our competitors;

     - general economic conditions and economic conditions specific to the Internet, online commerce or the retail children's products industry;

     - seasonality;

     - our ability to manage or effectively outsource our distribution and order fulfillment operations;

     - our ability to introduce new products that are favorably received by consumers;

     - the usage levels of online services and consumer acceptance of the Internet and commercial online services for the purchase of our consumer products and services;

     - the ability to upgrade and develop systems and infrastructure and to attract new personnel in a timely and effective manner;

     - the level of traffic to our website and other sites that refer traffic to our website;

     - technical difficulties, system downtime or Internet brownouts, such as the system downtime we experienced through Thanksgiving weekend, 1999;

     - the amount and timing of operating costs and capital expenditures relating to expansion of the business, operations and infrastructure;

     - price competition;

     - the unexpected increases in the costs of, or less than favorable results from, our marketing efforts;

     - changes in consumer tastes, spending and in the demand for children's products associated with movies, television and other entertainment events;

     - our inability to obtain popular children's products from our vendors;

     - unexpected increases in shipping costs or delivery times, particularly during the holiday season; and

     - governmental regulation.

     Period-to-period comparisons of our operating results are not a good indication of our future performance. It is also possible that our operating results in one or more quarters may fall below the expectations of securities analysts and investors. In this event, the price of our common stock is likely to decline.

BECAUSE WE EXPERIENCE SEASONAL FLUCTUATIONS IN OUR NET SALES, OUR ANNUAL OPERATING RESULTS COULD FALL BELOW EXPECTATIONS.

     A disproportionate amount of our net sales have been realized during the fourth calendar quarter as a result of our year-end holiday sales, and we expect this trend to continue in the future. In anticipation of this increased sales activity during the fourth calendar quarter, we require the services of a significant number of temporary employees to bolster permanent staff, and we significantly increase our inventory levels. For this reason, if our net sales were to fall below seasonal expectations during the fourth quarter, our annual operating results could fall below the expectations of securities analysts and investors, which could cause a decrease in the price of our common stock.

     Due to our limited operating history, it is difficult to predict the impact of seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and warehousing and order shipment activities and may cause a shortfall in net sales as compared to expenses in a given period.

WE MAY BE SUBJECT TO LIABILITY FOR BACK SALES TAXES.

     Because of the high level of uncertainty regarding the imposition of taxes on electronic commerce, a number of states and a Congressional advisory commission are reviewing the appropriate tax treatment for online retail companies. It is possible that one or more states or local or foreign jurisdictions may assert claims under current law for taxes owed on sales prior to as well as following this offering. We have received an inquiry regarding state sales tax issues from the State of California and in addition, the State of Connecticut has preliminarily requested that we register for sales and use taxation. If one or more such states prevail, we may be exposed to a tax liability that could materially harm our business.

WE WILL LIKELY BE REQUIRED TO SEEK ADDITIONAL DEBT OR EQUITY FINANCING AFTER THIS OFFERING. IF ADEQUATE FINANCING IS NOT AVAILABLE TO US, WE MAY HAVE TO CURTAIL OUR OPERATIONS.

     Our capital requirements have been and will continue to be significant. To date, we have funded our operations with cash contributed by Consolidated under the contribution agreement. We currently do not have a committed credit facility. If our capital requirements or cash flow vary materially from our current expectations or if unforeseen circumstances occur, we may require additional financing sooner than we anticipate. Failure to raise these funds may:

     - restrict our growth and limit expansion of our business; or

     - hinder our ability to compete.

     Additional financing may not be available to us when needed or, if available, may not be obtained on commercially reasonable terms. In addition, any equity financing may involve substantial dilution to our then-existing stockholders.

WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE OUR BUSINESS IF WE ARE UNABLE TO ATTRACT, TRAIN AND RETAIN ADDITIONAL HIGHLY QUALIFIED SALES AND MARKETING, MANAGERIAL AND TECHNICAL PERSONNEL OR IF WE LOSE KEY PERSONNEL.

     Our future success depends on our ability to identify, hire, train and retain highly qualified sales and marketing, managerial and technical personnel. In addition, our fourth calendar quarter sales may suffer if we are unable to obtain the services of a significant number of qualified, temporary employees to bolster our permanent staff during the holiday season. Competition for personnel is intense and we may not be able to attract, assimilate or retain qualified personnel in the future. The inability to attract and retain the necessary managerial, technical and sales and marketing personnel or to hire adequate temporary employees during our peak season could have a material adverse effect on our business.

     Our business and operations are substantially dependent on the performance of our executive officers and key employees, particularly Srikant Srinivasan, our Chief Executive Officer, and Michael Wagner, our Chief Financial Officer. The loss of the services of any of our executive officers or key employees could have a material adverse effect on our business. We have not obtained key person life insurance on any of our key employees. We have employment contracts with all of our executive officers and key employees. Generally, these agreements contain covenants not to compete during the employee's term of employment and for a period of time after termination of the agreement. For a description of these agreements you should read "Management -- Employment Arrangements." If any of our key employees left or were seriously injured and unable to work and we were unable to find a qualified replacement, our business could be harmed.

WE EXPECT THAT OUR RAPID EXPANSION PLANS WILL STRAIN OUR RESOURCES AND, IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, COULD HARM OUR BUSINESS.

     Our rapid growth and plans for further expansion have placed, and are expected to continue to place, a significant strain on our administrative, operational and financial resources. The failure to grow these resources, as well as our technology base, along with the rest of our business may have a negative impact on our financial performance.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO SUCCESSFULLY INTEGRATE ANY FUTURE ACQUISITIONS.

     We intend to pursue acquisitions or investments in complementary companies, products or technologies as part of our growth strategy. Acquisitions and investments involve numerous risks, including:

     - difficulties in integrating operations, technologies, products and personnel;

     - diversion of financial and management resources from existing operations;

     - risks of entering new markets;

     - lack of familiarity with new product categories;

     - potential loss of key employees; and

     - inability to generate sufficient revenues to offset acquisition or investment costs.

     These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

THE COSTS ASSOCIATED WITH POTENTIAL ACQUISITIONS OR STRATEGIC ALLIANCES COULD DILUTE YOUR INVESTMENT OR ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     To pay for an acquisition or to enter into a strategic alliance, we may use equity securities, debt, cash, including the proceeds from this offering, or a combination of the foregoing. If we use equity securities, our stockholders may experience dilution. In addition, an acquisition may involve non-recurring charges or involve amortization of significant amounts of goodwill. The related increases in expenses could adversely affect our results of operations. Any such acquisitions or strategic alliances may require us to obtain additional equity or debt financing, which may not be available on commercially acceptable terms, if at all.

WE FACE SIGNIFICANT INVENTORY RISK BECAUSE CONSUMER DEMAND CAN CHANGE FOR PRODUCTS BETWEEN THE TIME THAT WE ORDER PRODUCTS AND THE TIME THAT WE RECEIVE THEM.

     We carry a significant level of inventory. As a result, the rapidly changing trends in consumer tastes in the market for children's products, including toys, video games, software and videos, subject us to significant inventory risks. It is critical to our success that we accurately predict these trends and do not overstock unpopular products. The demand for specific products can change between the time the products are ordered and the date of receipt. We are particularly exposed to this risk because we derive a majority of our net sales in the fourth calendar quarter of each year. Our failure to sufficiently stock popular toys and other products in advance of the fourth calendar quarter or the stocking of products that prove to be unpopular would harm our operating results for the entire fiscal year.

     In the event that one or more products does not achieve widespread consumer acceptance, we may be required to take significant inventory markdowns, which could reduce our net sales and gross margins. This risk may be greatest in the first calendar quarter of each year, after we have significantly increased inventory levels for the holiday season. We believe that this risk will increase as we open new departments or enter new product categories due to our lack of experience in purchasing products for these categories. In addition, to the extent that demand for our products increases over time, we may be forced to increase inventory levels. Any such increase would subject us to additional inventory risks.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

     The online commerce market is new, rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new websites at a relatively low cost. In addition, the children's toy, video game, software and video retailing industries are intensely competitive, and we will face new competition as we expand our product offerings into new product categories or if we expand internationally.

     We currently or potentially compete with a variety of other companies, including:

     - traditional store-based toy and children's product retailers such as KB Toys, Toys "R" Us, FAO Schwarz, Zany Brainy and Noodle Kidoodle;

     - major discount retailers such as Wal-Mart, Kmart and Target;

     - traditional software and video game retailers such as CompUSA, Best Buy and Circuit City;

     - online efforts of traditional store-based retailers, including the online stores operated by Toys "R" Us, Wal-Mart, Kmart and FAO Schwarz;

     - other online retailers that sell children's products, such as eToys.com, Amazon.com, Barnesandnoble.com, Beyond.com, Reel.com and online auction sites;

     - physical and online stores of entertainment entities that sell and license children's products, such as The Walt Disney Company and Warner Bros.;

     - catalog retailers of children's products, such as FAO Schwarz and Learn and Play;

     - vendors or manufacturers of children's products that currently sell or may in the future sell some or all of their products directly online, such as Mattel and Hasbro;

     - Internet portals and online service providers that feature shopping services that include children's products, such as AOL, Yahoo!, Excite@Home and Lycos; and

     - various smaller online retailers of children's specialty products, such as Red Rocket, Toysmart.com and SmarterKids.com.

     Many traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors can devote substantially more resources to website development than we can. In addition, other large, well-established and well-financed entities may join with online competitors or children's toy, video game, software and video publishers or suppliers as the use of the Internet and other online services increases.

     Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently or adopt more aggressive pricing or inventory availability policies than we can. In addition, traditional store-based retailers enable customers to see and feel products in a manner that is not possible over the Internet. Traditional catalog retailers also provide customers with convenient service. Additionally, increased competition may stem from the announcement or introduction of new or enhanced sites, services and products by our competitors, from new technologies or the expansion of existing technologies or from our expansion into new product categories. Finally, vendors and manufacturers of toys, including some of those that do business with us, may compete directly with us online.

BECAUSE WE DO NOT HAVE LONG-TERM OR EXCLUSIVE VENDOR CONTRACTS, WE MAY NOT BE ABLE TO GET SUFFICIENT QUANTITIES OF POPULAR CHILDREN'S PRODUCTS IN A TIMELY MANNER. AS A RESULT, WE COULD LOSE CUSTOMERS.

     If we are not able to offer our customers sufficient quantities of toys or other products in a timely manner, we could lose customers and our net sales could be below expectations. Our success depends on our ability to purchase products in sufficient quantities at competitive prices, particularly for the holiday shopping season. As is common in the industry, we do not have long-term or exclusive arrangements with any vendor or distributor that guarantees the availability of toys or other children's products for resale. Therefore, we do not have a predictable or guaranteed supply of children's products.

IF WE ENTER NEW BUSINESS CATEGORIES THAT DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BRAND AND REPUTATION COULD BE DAMAGED AND WE COULD LOSE OR FAIL TO ATTRACT NEW CUSTOMERS.

     Any new product category that is launched or acquired by us that is not favorably received by consumers could damage our brand or reputation. This damage could impair our ability to retain current or to attract new customers, which could cause our net sales to fall below expectations.

A HIGH VOLUME OF MERCHANDISE RETURNS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We allow our customers to return our products within 30 days of receipt of shipment for a full refund or exchange. During the holiday season, our customers may return products purchased by them during November and December at any time prior to January 10 of the following year. We make allowances in our financial statements for anticipated merchandise returns based on historical return rates for traditional retailers in the industry. However, actual returns may exceed our allowances. If merchandise returns increase significantly or exceed our allowances, our financial condition and results of operations would be adversely affected.

WE DEPEND ON THIRD PARTIES TO PROVIDE OUR WAREHOUSING, FULFILLMENT AND DISTRIBUTION SERVICES AND SYSTEM FAILURES OR OTHER PROBLEMS WITH THESE PARTIES COULD CAUSE US TO LOSE CUSTOMERS OR REVENUES AND COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

     We rely primarily on Keystone Internet Services, Inc. to fulfill our customer orders. We have a direct marketing services agreement with Keystone to receive, warehouse and ship our products until July 1, 2001. Keystone may suspend any of the services provided under the agreement, including suspending shipping of customer orders, if we do not pay any invoice for its services within seven days of notice to us by Keystone of our failure to pay by the due date unless we have disputed the invoice in writing prior to its due date. Keystone may continue this suspension until we pay the invoice.

     If Keystone's ability to provide us with these services in a timely fashion, or at all, is suspended or impaired, whether through labor shortage, slowdown or stoppage, deteriorating financial or business condition, system failures or for any other reason, we would not be able to sell or ship our products to our customers until we had replaced Keystone. Further, if our services agreement with KB Toys is terminated, our primary replacement for Keystone would be eliminated. We may be unable to engage alternative warehousing, fulfillment and distribution services on a timely basis or upon terms equally as favorable to us.

     Our experience with Keystone as a warehousing, fulfillment and distribution service provider is limited. In connection with our transition to Keystone as our primary fulfillment provider, we have experienced slowdowns during our peak holiday season due primarily to a lack of historical information to predict demand. Although the agreement provides for service standards for Keystone to follow, these standards were not consistently met during the 1999 holiday season. We are unable to predict whether we will have similar problems in the future. These problems could damage our reputation or brand and could cause us to lose customers and revenues.

     Our distribution network is dependent upon two third-party carriers, United Parcel Service and the United States Postal Service, for product shipments. UPS and USPS accounted for all of our customer shipments by units in the six months ended December 31, 1999. We are therefore subject to the risk that labor shortages, strikes, inclement weather or other factors may limit the ability of UPS and USPS to meet our shipping needs. Our shippers' failure to deliver products to our customers in a timely manner would damage our brand and adversely affect our operating results. If UPS or USPS are unable or unwilling to deliver our products to our customers, we would need to arrange for alternative carriers. We may be unable to engage an alternative carrier on a timely basis or upon terms equally as favorable to us. In addition, changing carriers would likely disrupt our business.

IF WE FAIL TO EXPAND OUR FULFILLMENT OPERATIONS SUCCESSFULLY, SALES COULD FALL BELOW EXPECTATIONS AND WE COULD INCUR UNEXPECTED COSTS.

     We must be able to fill customer orders quickly and efficiently. If we do not expand our fulfillment operations and systems to accommodate increases in demand, particularly during the peak holiday selling season, we will not be able to increase our net sales in accordance with our projections. We intend to add to the capacity of our distribution network in the near future by entering into agreements with additional fulfillment partners or an agreement with Keystone Fulfillment to increase our distribution capacity through Keystone. It may be difficult for us to assimilate new partners into our distribution system or to increase our distribution capacity through Keystone. We may be unable to secure additional partners or integrate their systems and technologies into ours or to secure additional capacity through Keystone Fulfillment.

     In addition, we intend to expand our fulfillment capabilities in the future by purchasing or leasing dedicated fulfillment centers. We may be unable to lease or purchase these fulfillment centers, to install the necessary automation in that facility or to hire the necessary personnel to operate that facility, in each case at a reasonable cost or at all. If we fail to expand our fulfillment operations successfully, we may lose sales and our reputation for prompt delivery and customer service would suffer. Even if we are successful in expanding our distribution network, our planned expansion may cause disruptions in our business and may cause us to incur unexpected costs, and our fulfillment operations may be inadequate to accommodate increases in customer demand.

WE RELY ON THIRD PARTIES TO PROVIDE RELIABLE SOFTWARE, SYSTEMS AND RELATED SERVICES TO US AND FAILURES OR OTHER PROBLEMS WITH THESE PARTIES COULD CAUSE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     We are dependent on various third parties for software, systems and related services in connection with our commerce platform and enterprise systems. Several of the third parties that provide software and services to us have a limited operating history and have relatively new technology. These third parties are dependent on reliable delivery of services from others. To date, we have not experienced significant problems with the services that these third parties provide to us. If our current providers were to experience prolonged systems failures or delays, we would need to pursue alternative sources of services. Although alternative sources of these services are available, we may be unable to secure such services on a timely basis or on terms equally as favorable to us. As a result, we may experience business disruptions if these third parties fail to provide reliable software, systems and related services to us.

OUR DEPENDENCE UPON VULNERABLE STRATEGIC ALLIANCES COULD RESULT IN A DECREASE IN CUSTOMER TRAFFIC ON OUR WEBSITE.

     We rely on strategic alliances with third-party websites and content providers to attract users to our online store. We have entered into various agreements with companies to attract users from numerous other websites or online service providers, including AOL, Yahoo!, Excite@Home and NetZero. We believe that such alliances result in increased traffic to our online store. Our ability to generate revenues from online commerce depends on the increased traffic, purchases, advertising and sponsorships that we expect to generate through these strategic alliances. However, these relationships are generally one-year arrangements and are frequently terminable upon short notice. In addition, some of our significant strategic alliance agreements are exclusive arrangements. We cannot assure you that these agreements will be maintained beyond their initial terms or that additional third-party agreements will be available to us on acceptable commercial terms or at all. The loss of one or more of these agreements could significantly reduce traffic to our online store. The inability to enter into new, and to maintain any one or more of our existing, significant strategic alliances could have a material adverse effect on our business and financial condition.

IF WE DO NOT SUCCESSFULLY EXPAND OUR WEBSITE AND THE SYSTEMS THAT PROCESS CUSTOMERS' ORDERS, WE COULD LOSE CUSTOMERS AND OUR NET SALES COULD BE REDUCED.

     If we fail to rapidly upgrade our website in order to accommodate increased traffic, we may lose customers, which would reduce our net sales. For example, during Thanksgiving weekend 1999, we experienced significantly slower system response and some system downtime due to significantly higher than expected traffic. Furthermore, if we fail to rapidly expand the computer systems that we use to process and ship customer orders and process payments, we may not be able to successfully distribute customer orders. As a result, we could lose customers and our net sales could be reduced. In addition, our failure to rapidly upgrade our website or expand these computer systems without system downtime, particularly during the fourth calendar quarter, would further reduce our net sales. We may experience difficulty in improving and maintaining these systems if our employees or contractors that develop or maintain our computer systems become unavailable to us. We have experienced periodic systems interruptions in connection with network upgrades, which we believe will continue to occur while enhancing and expanding these computer systems.

WE HAVE INSTALLED, AND WILL CONTINUE TO INSTALL, NEW HARDWARE AND SOFTWARE SYSTEMS FOR OUR WEBSITE AND WE MAY NOT BE ABLE TO EFFECTIVELY IMPLEMENT THESE SYSTEMS.

     We have recently upgraded and expanded our hardware and software systems to service the increased levels of traffic on our website. In addition, we plan to continue to upgrade and expand these systems to support increasing levels of traffic on our website. We have relied upon, and will continue to rely upon, third-party consultants for some of this work. We may not be able to complete new systems installations in a timely manner, and our personnel may be unable to manage the new systems effectively. Any delay in installing new systems or in our ability to integrate the systems into our operations could delay our offering of new products and services. Additionally, the new systems may fail to perform as we expect. Material deviations from our expectations could require us to incur significant expenses to correct, upgrade or replace the new systems.

WE MAY EXPERIENCE CAPACITY CONSTRAINTS OR SYSTEM FAILURES THAT COULD DAMAGE OUR BUSINESS.

     If our systems cannot be expanded to cope with increased demand or fail to perform effectively, we could experience:

     - disruptions in service;

     - slower response times;

     - reduced customer satisfaction;

     - overloaded customer service lines; or

     - delays in the introduction of new products and services,

any of which could impair our reputation, damage the KBkids brand or materially and adversely affect our business, operating results and financial condition.

     Our ability to provide high quality customer service also depends on the efficient and uninterrupted operation of our computer and communications hardware systems. We experienced one major interruption due to significantly higher than expected customer traffic over Thanksgiving weekend 1999. As a result of this interruption, we have significantly increased the capacity of our commerce platform by adding additional web servers and high performance caching devices. We have also experienced minor interruptions due to software bugs and system upgrades. These minor interruptions temporarily limited the capacity of our current technology infrastructure and resulted in increased calls to our customer service personnel. We host our website on servers located at a third-party data center in Sunnyvale, California. We cannot control the maintenance and operation of this location. While we maintain backup servers in Denver, Colorado, this backup system requires manual intervention in the event of systems failures.

     Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We are still developing a formal disaster recovery plan. We cannot assure you that any plan we adopt will be sufficient. If we experience significant system disruptions, our business and financial condition would be materially adversely affected. In addition, any interruption could cause damage to our reputation, which could further harm our business. Our business interruption insurance may not be adequate to compensate for losses that could occur.

WE RELY ON E-MAIL AND OTHER FORMS OF DIRECT ONLINE MARKETING. OUR BUSINESS COULD SUFFER IF THESE MARKETING TECHNIQUES ENCOUNTER CONSUMER RESISTANCE OR INCREASED GOVERNMENTAL REGULATION.

     We send e-mails to our registered users to obtain feedback about our online store, to provide order information and to promote repeat sales. We may expand our use of e-mail and other direct online marketing techniques. If consumers resist these forms of communication due to concerns about privacy, computer viruses or the proliferation of commercial e-mail, our business and reputation could be damaged. We also anticipate that our use of e-mail and other direct online marketing techniques will be subject to increasingly stringent regulation. For example, several states have passed laws limiting the use of e-mail for marketing purposes. To date, these laws have not had a significant effect on us because they focus primarily on unsolicited e-mail marketing and we currently ask for our customers' permission before sending them e-mail. However, other states and Congress have begun to consider placing restrictions on e-mail marketing. This additional legislation could hamper our ability to provide effective customer service and generate repeat sales.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS OR OTHER CLAIMS RELATING TO THE PRODUCTS WE SELL THAT COULD BE COSTLY AND TIME CONSUMING.

     We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted against us. Similarly, we could be subject to claims that users of the site were harmed due to their reliance on our product information, product selection guides and configurations, advice or instruction. If a successful claim were brought against us in excess of our insurance coverage, it could materially harm our business. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

WE MAY BE SUBJECT TO CLAIMS RELATING TO FAILURE TO DELIVER PRODUCTS BY THEIR EXPECTED DELIVERY DATES THAT COULD MATERIALLY HARM OUR BUSINESS AND REPUTATION.

     The products that are purchased from our online store may not always be delivered by their anticipated delivery dates. In particular, we have experienced slowdowns during our peak holiday season due primarily to a lack of historical information to predict demand and insufficient time to engineer our fulfillment operations. In addition, we are dependent upon third-party carriers for product shipments. These third parties may not be able to meet our shipping needs. If products are not delivered timely, we could be subject to claims by customers whose delivery expectations were not met. If a successful claim were brought against us, it would not be covered by our general business insurance and could materially harm our business and reputation. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

WE HAVE SUBSTANTIAL DISCRETION AS TO THE USE OF PROCEEDS OF THIS OFFERING.

     Our management may spend the proceeds from this offering in ways which differ from the possible uses described in this prospectus. We have also allocated a large portion of the proceeds from this offering to discretionary uses, including possible acquisitions or the expansion of product categories or departments. Our stockholders may not agree with our spending decisions. You should read "Use of Proceeds" for more information regarding the use of proceeds.

BECAUSE OF OUR HOLDING COMPANY STRUCTURE, OUR ASSETS ARE LIMITED TO EQUITY INTERESTS IN KBKIDS.COM LLC, AND WE HAVE NO INDEPENDENT MEANS OF GENERATING REVENUES.

     We are a holding company and, following this offering, our only assets will be our equity interest in KBkids.com LLC and our equity interest in BrainPlay.com, whose sole asset will in turn be its equity interest in KBkids.com LLC. We have no independent means of generating revenues. As a member of KBkids.com LLC, we will incur income taxes on our share of any net taxable income of KBkids.com

LLC. Under its amended and restated operating agreement, KBkids.com LLC is required to distribute cash to its members in amounts sufficient to cover their tax liabilities, if any. To the extent we need funds to pay those taxes or for any other purpose and KBkids.com LLC is unable to provide funds to cover those taxes, it could have a material adverse effect on our results of operations.

THE ACQUISITION OF BRAINPLAY.COM WILL SUBJECT US TO LIABILITY FOR THE PRE-EXISTING OBLIGATIONS OF BRAINPLAY.COM TO THE EXTENT OF BRAINPLAY.COM'S ASSETS.

     Simultaneously with the completion of this offering, a wholly-owned subsidiary of ours will merge into BrainPlay.com. As a result of the merger, BrainPlay.com will become our wholly-owned subsidiary. BrainPlay.com's sole asset is its membership interest in KBkids.com LLC. Accordingly, we will be indirectly liable for any outstanding pre-existing obligations of BrainPlay.com, but only to the extent of the BrainPlay.com assets received by the surviving
subsidiary, or   % of the KBkids.com LLC equity interests at the time of this offering. Currently, we believe that the outstanding obligations of BrainPlay.com consist of approximately $27,000 in outstanding contractual obligations, plus attorney's fees in connection with this offering.

IF WE EXPERIENCE SIGNIFICANT INVENTORY THEFT, OUR GROSS MARGIN MAY DECREASE.

     If the security measures used at any distribution facility we use, or eventually may operate, do not significantly reduce or prevent inventory theft, our gross margin may significantly decrease. Inventory theft may increase as we expand our fulfillment operations and distribution network or as we in-source more of these operations. If measures we take to address inventory theft do not reduce or prevent inventory theft, our gross margin and results of operations could be significantly below expectations in future periods.

WE COULD FACE ADDITIONAL REGULATORY REQUIREMENTS, TAX LIABILITIES AND OTHER RISKS IF WE DECIDE TO EXPAND INTERNATIONALLY.

     We intend to expand internationally. To date, we have no experience in developing localized versions of our online store for international markets and in marketing and selling internationally. If we decide to expand internationally and we cannot overcome these challenges, our business will suffer. There are additional risks related to doing business in international markets, including changes in regulatory requirements, tariffs and other trade barriers, fluctuations in currency exchange rates, adverse tax consequences and political instability. In addition, there are likely to be different consumer preferences and requirements in such markets. We also may face difficulties in staffing and managing any foreign operations. We cannot assure you that one or more of these factors will not harm any future international operations.

              RISKS RELATED TO OUR RELATIONSHIP WITH CONSOLIDATED

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF OUR RELATIONSHIP WITH CONSOLIDATED TERMINATES OR IF CONSOLIDATED'S RELATIONSHIP WITH KB TOYS TERMINATES FOR ANY REASON.

     TERMINATION OF INTERCOMPANY AGREEMENTS. We obtain products and services from Consolidated and its subsidiaries, in particular KB Toys. Our inability to obtain these products or services for any reason, including any termination of our agreements with KB Toys, could have a material adverse effect on our business and financial condition. These products and services include the availability of KB Toys' inventory and the benefits of KB Toys' purchasing expertise, as well as discounts, and the promotion of the online store in KB Toys' advertising materials and national store network. In addition, our contractual relationship with KB Toys allows our customers to return products purchased online at any KB Toys store location. We believe that we significantly benefit from KB Toys' purchasing leverage with vendors, including vendors from whom we purchase directly. The loss of this relationship could harm our business.

     We have entered into several agreements with KB Toys, including a supply agreement under which KB Toys has agreed to supply merchandise to us, and the agreements under which we license the kbkids.com and kbtoys.com domain names and the KBkids and KB Toys trade names. Under a services agreement with KB Toys, we may use various services from KB Toys and its affiliates including services for advertising, store returns, inventory liquidation, defective merchandise disposal, payroll processing, data access, tax and accounting. These agreements each terminate when Consolidated no longer owns at least 10% of either KBkids.com LLC or our common stock and when Consolidated no longer owns securities of KBKids.com with a market value of at least $100,000,000 and may be terminated earlier in other circumstances. Upon termination of the licensing and domain name arrangements, we have the option to purchase the KBkids trade name and the kbkids.com domain name from KB Toys for $100,000. We do not have the option to purchase the KB Toys trade name or the kbtoys.com domain name.

     The supply and services agreements are more favorable to us than we would have been able to obtain from an unrelated third party. If KB Toys terminates either of these agreements, we will be unable to replace them on as favorable terms and our expenses relating to these supplies and services will increase.

     TERMINATION OF RELATIONSHIP. We cannot assure that our relationship with KB Toys will continue. Although Consolidated has advised us that it currently intends to continue to have KB Toys hold its Class B common stock and membership units in KBkids.com LLC upon completion of this offering, there is no agreement restricting Consolidated from selling its shares or units. Except for restrictions in the lock-up agreements delivered to the underwriters in connection with this offering, there is no guarantee of the period of time during which Consolidated will maintain its equity ownership interests. Moreover, we have agreed to use our best efforts, upon the request of Consolidated, to effect the registration under the applicable federal and state securities laws of the shares of common stock held by Consolidated.

     If our relationship with Consolidated terminates, and we lose the benefits of the foregoing agreements and cannot negotiate replacement agreements, our business could be adversely affected. Even if replacement agreements are available with unrelated third parties, there could be significantly higher costs associated with these replacement agreements. In addition, if Consolidated ceases to control KB Toys and KB Toys becomes a separate, stand-alone company, our relationship with KB Toys could be negatively impacted, which could have an adverse effect on our business and financial condition. For a description of our agreements with KB Toys, you should read "Our Business -- Related Party Agreements" and "Certain Transactions -- Arrangements with Consolidated."

OUR DEPENDENCE ON KB TOYS FOR A SIGNIFICANT PORTION OF OUR PURCHASES MAY RESULT IN INSUFFICIENT QUANTITIES OF PRODUCTS CAUSING SALES TO DECLINE.

     A significant portion of our aggregate purchases are made directly or indirectly from KB Toys. Under our supply agreement with KB Toys, we may place toy orders with KB Toys and KB Toys has agreed to use its best commercially reasonable efforts to fill those orders. Purchases of popular toy products of limited availability under the supply agreement are allocated between us and KB Toys according to an agreed-upon formula set forth in the agreement. If we are unable to obtain sufficient quantities of products from KB Toys or to obtain the most popular toy products in a timely manner, we could lose customers and our net sales could fall below expectations.

     This supply agreement terminates when Consolidated no longer owns at least 10% of KBkids.com LLC or our common stock and when Consolidated no longer owns securities of KBKids.com with a market value of at least $100,000,000 and may be terminated earlier in other circumstances. If we lose the benefits available under our supply agreement with KB Toys, we would not be able to obtain equally favorable terms from an unrelated third party. For a description of the agreement, you should read "Our Business -- Related Party Agreements."

POTENTIAL CONFLICTS OF INTEREST WITH CONSOLIDATED MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     CONTROLLING STOCKHOLDER. Following this offering, Consolidated will have % of our voting power. Consolidated will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of additional capital stock, the payment of dividends and other decisions affecting us. This control by Consolidated could delay or prevent a change in our corporate control supported by our other stockholders and would allow Consolidated to take other actions that might be unfavorable to us.

     CROSS-DIRECTORSHIPS, CONSULTANCY AND STOCK OWNERSHIP. Michael Glazer, who serves as Chief Executive Officer, President and a director of KB Toys, Albert Bell who serves as Executive Vice President, Secretary and General Counsel of Consolidated and KB Toys and as a director of KB Toys, and Michael Potter who serves as Executive Vice President and Chief Financial Officer of Consolidated and as Executive Vice President of KB Toys and as a director of KB Toys, each serve as directors on our board and currently beneficially own 488,320 shares, 138,553 shares and 159,582 shares, respectively, of Consolidated's common stock, including options to purchase shares of Consolidated common stock, each of which represents less than 1% of Consolidated's outstanding common stock. Michael Wagner, who serves as our Chief Financial Officer, Treasurer and Secretary, beneficially owns less than 1% of Consolidated's outstanding common stock, including options to purchase shares of Consolidated's common stock. In addition, Mr. Wagner currently receives an annual fee of $10,000 per year under a consulting agreement with Consolidated to provide investor relations services for Consolidated as requested by them. Mr. William Kelley, who serves as Chief Executive Officer and a director of Consolidated, will serve under a consulting agreement with us to provide strategic planning services as requested by our
Chief Executive Officer. Consolidated's continuing ownership of      % of our
voting power, the ownership of Consolidated common stock by our directors and officers and their officers' service as directors or officers of both of Consolidated and KBkids.com could create, or appear to create, conflicts of interest when those directors and officers are faced with decisions that could have different implications for Consolidated and us, including potential acquisitions of businesses, effects of competition, the issuance or disposition of our securities, the election of new or additional directors, the payment of dividends and other matters.

     ABILITY TO RAISE EQUITY CAPITAL. In addition, because Consolidated may seek to maintain its beneficial ownership percentage of our common stock and may not desire to acquire additional shares in connection with a future issuance of our shares, we may be limited in our ability to raise equity capital in the future or to issue common stock in connection with acquisitions. To date, we have not adopted any formal procedures to resolve potential conflicts of interest between us, Consolidated or affiliates.

     COMPETITION WITH KB TOYS. We currently compete with KB Toys. KB Toys is one of the largest toy retailers in the United States, with approximately 1,300 toy stores located in the United States, Guam and Puerto Rico. KB Toys stores offer merchandise selections that include toys, video games, software and videos in direct competition with us. KB Toys has agreed that as long as Consolidated owns a majority of the membership interests of KBkids.com LLC or of our common stock, none of KB Toys or its affiliates will sell any toy products on the Internet, unless they are "closeouts." Consolidated does not currently, but at any time could, compete with us online by offering online sales of closeout toys.

                         RISKS RELATED TO OUR INDUSTRY

IF THE ASSUMPTIONS THAT WE USE REGARDING THE GROWTH OF E-COMMERCE AND THE INTERNET ARE INCORRECT, THEN THE FINANCIAL PROJECTIONS WE INCLUDE IN THIS PROSPECTUS MAY BE MATERIALLY DIFFERENT FROM ACTUAL RESULTS.

     This prospectus contains various third-party data and projections related to our business and the Internet, including those relating to revenue generated by e-commerce, the number of Internet users and the amount spent on Internet advertising. These data and projections have been included in studies prepared by independent market research firms, and the projections are based on surveys, financial reports and models used by these firms, as well as a number of assumptions.

     If the underlying data or any of the assumptions contained in these reports turns out to be incorrect, actual results or circumstances may be materially different from the projections included in this prospectus. Any difference could reduce our revenue and harm our results of operations.

OUR SUCCESS WILL LARGELY BE A FUNCTION OF THE OVERALL STRENGTH OF THE RETAIL CHILDREN'S PRODUCTS INDUSTRY.

     The overall strength of the retail children's products industry, especially toys and video games, will significantly impact the revenue we derive from our online store. The children's products retail industry is dependent on a variety of factors relating to discretionary consumer spending and affecting disposable consumer income, such as employment, wages and salaries, business conditions, interest rates, exchange rates, availability of credit and taxation. There is no assurance that sales of toys and children's products will remain at their current levels. A decrease in the current level of children's products sales could negatively impact our financial condition.

OUR NET SALES COULD DECREASE IF WE BECOME OBLIGATED TO COLLECT SALES AND OTHER TAXES.

     If one or more local, state or foreign jurisdictions successfully asserts that we should collect sales or other taxes on the sale of our products, our net sales and results of operations could be harmed. We do not currently collect sales or other similar taxes for physical shipments of goods into states other than Colorado, where our principal place of business is located, Virginia, where our third-party fulfillment center is located, and Massachusetts, where a majority of our merchandise buyers are located. However, one or more local, state or foreign jurisdictions may assert that we have a sales tax collections obligation under the current law. We have received an inquiry regarding state sales tax issues from the State of California and in addition, the State of Connecticut has preliminarily requested that we register for sales and use taxation. If we are required to collect sales taxes in additional states, we may update our system that processes customers' orders to calculate the appropriate sales tax for each customer order and to remit the collected sales taxes to the appropriate authorities. These upgrades would increase our operating expenses. In addition, our customers may be discouraged from purchasing products from us because they would have to pay sales tax, which would cause our net sales to decrease. As a result, we may need to lower prices to retain these customers.

     Recent federal legislation limits the imposition of new state and local taxes on Internet-related sales. In 1998, Congress passed the Internet Tax Freedom Act, which places a three-year moratorium on discriminatory state and local taxes on electronic commerce. There is a possibility that Congress may not renew this legislation in 2001. If Congress chooses not to renew this legislation, state and local governments would be free to impose new and discriminatory taxes on electronically purchased goods. This could materially harm our business.

INTERNET COMMERCE HAS YET TO ATTRACT SIGNIFICANT REGULATION. GOVERNMENT REGULATION MAY RESULT IN FINES, PENALTIES, TAXES OR OTHER COSTS THAT MAY REDUCE OUR FUTURE EARNINGS.

     We currently are not directly regulated by any governmental agency, other than having to comply with regulations applicable to business generally. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted relating to the Internet, covering, among other things, the following issues:

     - advertising;

     - user privacy;

     - unsolicited marketing;

     - pricing;

     - quality of products and services;

     - intellectual property;

     - information security; and

     - anti-competitive practices.

     Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. As directed by Congress in the Children's Online Privacy Protection Act, the Federal Trade Commission recently adopted regulations, effective April 21, 2000, prohibiting unfair and deceptive acts and practices in connection with the collection and use of personal information from children under 13 years old on the Internet. The adoption of these laws or regulations may decrease the growth of Internet commerce. These laws could decrease the demand for our products and services, increase our cost of doing business, or otherwise have an adverse effect on our business.

     Moreover, the applicability to the Internet of existing laws governing issues including real and intellectual property ownership, libel and personal privacy is uncertain. If these existing laws were to be applied to the Internet, our business may be harmed.

CREDIT CARD FRAUD COULD ADVERSELY AFFECT OUR BUSINESS.

     A failure to adequately control fraudulent credit card transactions could reduce our net revenues and our gross margin because we do not carry insurance against this risk. We have put in place technology to help us detect the fraudulent use of credit card information and have not suffered material losses to date. However, we may in the future suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

OUR INABILITY TO SECURELY TRANSMIT CONFIDENTIAL INFORMATION OVER PUBLIC NETWORKS MAY HARM OUR BUSINESS AND CAUSE OUR STOCK PRICE TO DECLINE.

     A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. We rely upon encryption and authentication technology licensed from third parties to effect the secure transmission of confidential information, such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other events may result in a compromise or breach of the systems that we use to protect customer transaction data. A party who is able to circumvent our security measures may misappropriate proprietary information or customers' personal data such as credit card numbers, and could interrupt our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by these breaches. In addition, security breaches may damage our reputation and cause our stock price to decline.

WE MAY BE SUBJECT TO LIABILITY FOR THE INTERNET CONTENT THAT WE PUBLISH.

     As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. If we face liability, our reputation and our business may suffer. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online services. Although we carry general liability insurance, our insurance currently does not cover all of these types of claims. There can be no assurance that it will be adequate to indemnify us for all liability that may be imposed on us.

WE MAY UNINTENTIONALLY INFRINGE ON THE PROPRIETARY RIGHTS OF OTHERS WHICH MAY RESULT IN COSTLY LITIGATION AND LOSS OF THE RIGHT TO USE THOSE PROPRIETARY RIGHTS.

     We may be subject to claims alleging that we have infringed upon third party proprietary rights which may result in significant damages. Even if a claim ultimately proves to be meritless, the time that management spends addressing the claim and the legal costs associated with the claim could harm our business.

     We license technology and content from third parties, and it is possible that we could become a party to infringement actions based upon the licenses from those third parties. We generally obtain representations as to the origin and ownership of all licensed technology and content; however, this may not adequately protect us. Any of these claims, regardless of merit, could subject us to costly litigation and distract our technical and management personnel.

MISAPPROPRIATION OR LOSS OF OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS COULD IMPAIR OUR COMPETITIVE POSITION.

     Our ability to compete depends upon our proprietary rights. In June 1999, we entered into an exclusive domain name agreement with KB Toys to use the kbkids.com and kbtoys.com Internet domain names. We also have a non-exclusive sublicense from KB Toys to use the trademarks KBkids and KB Toys for Internet sales of children's products. Because our license of the KBkids trademark is non-exclusive, KB Toys could license the use of its KBkids trademark to other parties who could compete with us. The domain name agreement and sublicense agreement each terminate when Consolidated no longer owns at least 10% of KBkids.com LLC or our common stock and when Consolidated no longer own securities of KBkids.com with a market value of at least $100,000,000, and may also be terminated earlier upon events of bankruptcy or insolvency, material breaches of the agreement that are not cured upon 30 days written notice or a merger, consolidation or dissolution resulting in a termination of the corporate existence. Upon termination of these agreements, we have the option to purchase the www.kbkids.com domain name and the KBkids trade name from KB Toys for $100,000.

     Despite efforts by KB Toys to protect these proprietary rights through the use of trademarks, trade secrets and copyright law, and our efforts to protect our proprietary rights through confidentiality agreements and technical measures, unauthorized parties may attempt to copy aspects of our online store or obtain and use information that we regard as proprietary. Policing unauthorized use of proprietary rights is difficult. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our online store is available. In addition, the relationship between regulations governing domain names and laws protecting trademarks and other proprietary rights is unclear. Thus, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our intellectual property and our online store reputation. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to defend against claims of infringement or invalidity.

     As part of our confidentiality procedures, we generally enter into confidentiality agreements with our employees and consultants and limit access to our trade secrets and technology. We cannot be sure that the steps taken by us will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. Misappropriation of our intellectual property or potential litigation could have a negative impact on our business.

IF THE INTERNET DOES NOT CONTINUE TO TECHNOLOGICALLY IMPROVE, IT MAY BE UNABLE TO SUPPORT INCREASED LEVELS OF ACTIVITY. WITHOUT THE INCREASED CAPACITY OF THE INTERNET AND OUR SYSTEMS, OUR REVENUE MAY NOT INCREASE AND OUR OPERATIONS MAY BE HARMED.

     If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it by this potential growth. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or the insufficient availability of, communications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally. Consequently, our revenue and operations would be harmed.

WE MAY NOT BE ABLE TO ACQUIRE OR MAINTAIN EFFECTIVE WEB ADDRESSES, WHICH MAY ALLOW COMPETITORS TO GAIN AN ADVANTAGE.

     We currently hold various web addresses relating to our brand names, including www.kbkids.com. We may not be able to prevent third parties, including direct competitors, from acquiring web addresses that are similar to our addresses, which could harm our business. The acquisition and maintenance of web addresses is generally regulated by governmental agencies and their designees. However, the regulation of web addresses in the United States and in foreign countries may change. As a result, we may not be able to acquire or maintain relevant web addresses where we conduct business. Further, the relationship between regulations governing web addresses and laws protecting trademarks is unclear.

                       RISKS RELATED TO OUR COMMON STOCK

AN ACTIVE PUBLIC MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP.

     Before this offering, there has been no public market for our common stock. Although we have filed an application to have the common stock listed on the Nasdaq National Market, our application may not be approved and an active public market may not develop for the common stock. The initial public offering price will be determined through negotiations between us and the underwriters. The negotiated initial public offering price may not be indicative of the market price of the common stock after this offering. Investors may encounter difficulties in selling our common stock.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW PROVISIONS AND THE POSSIBLE ISSUANCE OF PREFERRED STOCK COULD DELAY OR PREVENT A CHANGE OF CONTROL AND ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Following this offering, the ownership of the outstanding Class B common stock by Consolidated will give it voting control of us and will have the effect of preventing a change in control of us without their consent. Additionally, following this offering, our board of directors will have the authority to issue
up to      shares of preferred stock without any further vote or action by the stockholders and to determine the price, rights, preferences, privileges and restrictions, including voting rights of such shares. Since the preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the common stock, the rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any such preferred stock. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     Further, the provisions of our certificate of incorporation, bylaws and Delaware law could have the effect of delaying or preventing a change in our corporate control. Under Delaware law we can opt out of Section 203 of the Delaware General Corporation Law, which makes it more difficult for an interested stockholder to affect a business combination with us for a three-year period. Currently, we have not elected to opt out of Section 203. However, our board has approved measures that make Section 203 inapplicable to any business combination or transaction with KB Online or its affiliates. In addition, our certificate of incorporation and bylaws do not provide our stockholders with the right to act by written consent without a meeting or for cumulative voting in the election of directors. Also, our board of directors is authorized to fill vacant directorships and to increase the size of the board of directors. These provisions, which require a majority vote of stockholders to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

FUTURE SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD ADVERSELY AFFECT OUR STOCK PRICE.

     The market price of our common stock could decline as a result of sales of a substantial number of shares of our common stock in the market after this offering, or the perception that such sales could occur. These sales might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, we will have outstanding shares of common
stock. The      shares of common stock being offered by this prospectus, as well
as up to an additional      shares that may be issued to cover any underwriters'
over-allotments, will be freely tradeable.

     An additional      shares of Class A common stock will be issuable upon the
conversion of the Class B common stock and of KB Online's membership units in KBkids.com LLC. All of these shares entitle their holders to certain demand and
piggyback registration rights. In addition,      shares of Class A common stock
which will be held by the BrainPlay.com equityholders after this offering entitle their holders to piggyback registration rights. For more information about these registration rights, see "Description of Capital Stock and Membership Units -- Registration Rights."

     In addition, our stock option plan provides for the grant of replacement options to persons who received options under the KBkids.com LLC 1999 option plan and to persons who received options under BrainPlay.com's stock option plan. In connection with the consummation of this offering, we will issue replacement options to all holders of outstanding options under the KBkids.com
LLC option plan and the BrainPlay.com stock option plan.      shares of common
stock underlying these options will be eligible for sale in the public markets, subject to the lock-up agreements described below.

     Our directors and officers, who have beneficial ownership of      shares in
the aggregate and      of the      outstanding options, have entered into
lock-up agreements in which they have agreed that they will not sell, directly or indirectly, any shares of common stock without the prior written consent of Credit Suisse First Boston for a period of 180 days from the date of this prospectus.

THE PRICE OF OUR COMMON STOCK IS LIKELY TO BE VOLATILE AND MAY BE AFFECTED BY NUMEROUS MARKET CONDITIONS BEYOND OUR CONTROL.

     Our stock price is likely to be volatile in the future due to the volatility of the stock market in general and a variety of factors, including:

     - quarterly variations in actual or anticipated results of our operations;

     - changes in our earnings estimates by securities analysts;

     - announcements of technological innovations or new product or service offerings by us or our competitors;

     - general conditions or trends in the Internet or other high technology industries;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     - changes in the market valuations of other Internet companies;

     - our capital commitments;

     - additions or departures of our key personnel;

     - sales of our common stock; and

     - general economic conditions.

     Many of these factors are beyond our control. These factors may decrease the market price of our common stock, regardless of our operating performance.

     In addition, the securities markets frequently experience extreme price and volume fluctuations which affect market prices for securities of companies generally, and technology companies in particular. These fluctuations are often unrelated to the operating performance of the affected companies. Broad market fluctuations may adversely affect the market price of our common stock, and you could lose all or part of your investment in our common stock.

     The trading prices of many technology and Internet-related companies' stocks have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels.

During the same period, those companies' stocks have also been highly volatile and have recorded lows well below those historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices.

     In the past, following periods of high volatility in a particular company's securities, securities class action litigation has been brought against the company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could have a material adverse effect on our business.

INVESTORS WILL EXPERIENCE IMMEDIATE DILUTION.

     Based on an assumed initial public offering price of $          , the price
per share in this offering will exceed the pro forma net tangible book value per share. Accordingly, investors purchasing shares in this offering will incur
immediate and substantial dilution of approximately $          in the pro forma
net tangible book value per share of the common stock from the $          price
per share paid for the common stock. To the extent outstanding options to purchase common stock are exercised, there will be further dilution. You should read "Dilution" for a more in-depth description of the dilutive effects of this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business" and elsewhere in this prospectus. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "anticipate," "predict," "believe," "plan," "expect," "estimate," "future," "intend," "potential" or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described in "Risk Factors" above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to our actual results or to changes in our expectations.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of our common stock in this offering
are estimated to be $          , assuming an initial public offering price of
$          per share and after deducting the underwriting discounts and
commissions and estimated offering expenses payable by us, or $          if the
underwriters' over-allotment option is exercised in full.

     The key purposes of this offering are to increase our working capital, to create a public market for our common stock, to facilitate our future access to the public capital markets and to increase our visibility in the retail marketplace. We expect to use up to approximately $40 million of the net proceeds of this offering for capital expenditures associated with technology and system upgrades, including the addition of our own distribution facility. We may also use up to approximately $100 million of the net proceeds for marketing and sales efforts, which includes advertising efforts and fulfillment and customer service operations. A portion of the balance of the proceeds may be used for product development, including potentially acquiring or investing in businesses, technologies or products that are complementary to our business. However, we have no present plans or commitments and are not currently engaged in any negotiations with respect to such strategic acquisitions. We have no specific plans for the remaining proceeds, but intend to use them for general corporate purposes and working capital.

     This allocation is only an estimate, and we may adjust it as necessary to address our operational needs in the future. Pending use of the net proceeds of this offering, we intend to invest them in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. KBkids.com LLC does not expect to pay any cash distributions for the foreseeable future, except that KBkids.com LLC pursuant to its amended and restated operating agreement, is required to pay distributions to its members to the extent necessary to enable the members, including us, to pay taxes incurred with respect to KBkids.com LLC's taxable income. We currently intend to cause KBkids.com LLC to retain future earnings, if any, to finance the expansion of its business. Any future determination with respect to the payment of cash dividends on our common stock or directing the payment of cash distributions by KBkids.com LLC will be at the discretion of our board of directors and will depend on factors that our board deems relevant.

                                 CAPITALIZATION

     The following table shows our capitalization as of September 30, 1999 on the following three bases:

     - on an actual basis for KBkids.com LLC;

     - on a pro forma basis for KBkids.com Inc., as if it were incorporated on September 30, 1999; and

     - on a pro forma, as adjusted basis to reflect the contribution by KB Online of one membership unit in KBkids.com LLC in exchange for one share of Class B common stock, the merger of a wholly-owned subsidiary of KBkids.com Inc. with and into BrainPlay.com and our receipt of the
       estimated net proceeds from the sale of      shares of common stock
       offered in this offering at an assumed initial public offering price of
       $          per share, after deducting underwriting discounts and
       commissions and estimated offering expenses and the application of those
       proceeds to the purchase of      membership units.

     You should read this table in conjunction with our financial statements and the notes to our financial statements appearing elsewhere in this prospectus.

                                                                    AS OF SEPTEMBER 30, 1999
                                                          ---------------------------------------------
                                                          KBKIDS.COM LLC    KBKIDS.COM INC.       AS
                                                              ACTUAL           PRO FORMA       ADJUSTED
                                                          --------------    ---------------    --------
                                                                           (UNAUDITED)
                                                                         (IN THOUSANDS)
Cash and cash equivalents...............................     $ 34,939
                                                             ========
Capital lease obligations, net of current portion.......          372
                                                             --------
Members'/stockholders' equity:
  Class A common stock, $.01 par value per share,
        shares authorized;     outstanding, actual;
    outstanding, pro forma; and     outstanding, pro
    forma as adjusted(1)................................           --
                                                             --------
  Class B common stock, $.01 par value per share, one
    share authorized; none issued and outstanding on an
    actual basis, one share issued and outstanding on a
    pro forma basis.....................................           --
Members' equity-membership units........................       65,000
  Accumulated deficit...................................      (10,751)
                                                             --------
    Total members'/stockholders' equity.................       54,249
                                                             --------
       Total capitalization.............................     $ 54,621
                                                             ========

---------------
(1) The number of shares of Class A common stock outstanding as of September 30, 1999 excludes:

       - shares of Class A common stock issuable upon the exchange of Consolidated's membership units in KBkids.com LLC and the conversion of its one share of Class B common stock;

       - shares issuable upon exercise of options to be granted to our executive officers at the closing of this offering at an exercise price equal to the initial public offering price per share;

       -      shares issuable upon exercise of options outstanding as of
                     , 2000 at a weighted average exercise price of $     per
         share; and

       - additional shares that could be issued under our stock option plan.

                                    DILUTION

     Our net tangible book value at           , 2000 was $          million, or
$          per share. Net tangible book value is determined by dividing our net tangible book value, which is tangible assets less liabilities, by the number of shares of common stock outstanding on that date. Without taking into account any
other changes in our net tangible book value after           , 2000, other than
to give effect to the sale of the           shares offered by this prospectus at
an assumed initial public offering price of $          per share and the
application of the estimated net proceeds as described under "Use of Proceeds,"
our pro forma net tangible book value at           , 2000 would have been
approximately $          million or $          per share. This represents an
immediate increase in the net tangible book value of $          per share to
existing stockholders and an immediate dilution of $          per share to new
investors. The following table illustrates this dilution:

Assumed initial public offering price per share                             $
       Net tangible book value per share at           , 2000   $
       Pro forma net tangible book value per share
     Increase per share attributable to existing
      stockholders
     Pro forma net tangible book value per share after this
      offering
     Net tangible book value dilution per share to new
      investors                                                             $

     As of           , 2000, we had outstanding stock options exercisable for
       shares of common stock at a weighted average exercise price of
$          per share. In addition, upon consummation of this offering, we will issue stock options for shares of common stock to our executive officers at an exercise price equal to the initial public offering price per share. If these options are exercised, further dilution to new investors will occur. We may also issue additional stock to effect future potential business acquisitions or upon exercise of future stock option grants or equity awards, which could also result in additional dilution to then existing stockholders.

                        CORPORATE HISTORY AND STRUCTURE

KBKIDS.COM LLC FORMATION

     On June 25, 1999, KB Online and BrainPlay.com entered into a contribution agreement to form KBkids.com LLC as a joint venture. Under the contribution agreement, KB Online received 80% of the membership units in KBkids.com LLC in exchange for contributing cash and property valued at $80,000,000 and intangibles valued at $4,000,000. BrainPlay.com received the remaining 20% of the membership units of KBkids.com LLC in exchange for contributing substantially all of its assets and liabilities. You should read "Our
Business -- Related Party Agreements" for a description of the contribution agreement.

REORGANIZATION

     KB Online currently owns 80% of the outstanding units of membership interest of KBkids.com LLC and BrainPlay.com owns 20% of the outstanding units of membership interest. In connection with this offering, KBkids.com Inc. was formed, and in addition, a subsidiary of KBkids.com Inc. was formed to be merged with and into BrainPlay.com.

     Simultaneously with the consummation of this offering, we will reorganize as follows:

     - KBkids.com Inc. will invest the net proceeds of this offering in KBkids.com LLC, and in return KBkids.com Inc. will receive membership
       units in KBkids.com LLC. These units will represent   % of the then
       outstanding equity of KBkids.com LLC.

     - KB Online will contribute one membership unit in KBkids.com LLC to KBkids.com Inc. in exchange for one share of Class B common stock of KBkids.com Inc.

     - The newly formed subsidiary of KBkids.com Inc. will merge into BrainPlay.com resulting in BrainPlay.com becoming a wholly-owned subsidiary of KBkids.com Inc. As a result of the merger, KBkids.com Inc. will indirectly own membership units held by BrainPlay.com representing
         % of the then outstanding equity of KBkids.com LLC, and the equityholders of BrainPlay.com will receive, in the aggregate, shares, and/or options to acquire shares, of Class A common stock in
       KBkids.com Inc. based on an exchange ratio of   shares, or options to
       acquire shares, of Class A common stock for each share of BrainPlay.com common stock and each option to acquire common stock.

     - KBkids.com Inc. will become the sole manager of KBkids.com LLC. Through our board of directors and our officers, we will be responsible for all operational and administrative decisions of KBkids.com LLC and the day-to-day management of its business.

     - KB Online's membership units will represent   % of the then outstanding
       equity of KBkids.com LLC. KB Online will have the right to exchange its membership units in KBkids.com LLC and its share of Class B common stock into an equivalent number of shares of Class A common stock. For more detailed information regarding KB Online's exchange rights, you should read the information contained in "Description of Capital Stock and Membership Units."

     After this offering, each of the public stockholders, the former BrainPlay.com equityholders and Consolidated will have a direct or indirect economic interest in KBkids.com LLC equal to the respective percentage of the aggregate voting power in KBkids.com Inc. held by each of them. For more detailed information regarding voting rights, you should read the information contained in "Prospectus Summary -- Corporate History and
Structure -- Reorganization."

OPERATING AGREEMENT

     In connection with this offering, KBkids.com Inc., KB Online and BrainPlay.com will enter into an amended and restated operating agreement, pursuant to which we will become the sole manager of KBkids.com LLC. As sole manager of KBkids.com LLC, we will have control over all of the affairs and decision making of KBkids.com LLC. Through our board of directors and our officers, we will be responsible for all operational and administrative decisions of KBkids.com LLC and the day-to-day management of its business. Under the operating agreement, cash will be distributed to members, and profits and losses will be allocated among members in proportion to their number of membership units in KBkids.com LLC. The operating agreement requires KBkids.com LLC to make distributions to its members to cover any tax liabilities incurred by them as a result of their ownership of membership units and contains no limitations on distributions for any other purpose.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this prospectus. The balance sheet data of BrainPlay.com as of March 31, 1998 and 1999 and the BrainPlay.com statement of operations data for each of the three fiscal years ended March 31, 1999 has been derived from financial statements, which have been audited by Arthur Andersen LLP, independent certified public accountants, and are included elsewhere in this prospectus. Additionally, presented below is the unaudited BrainPlay.com statement of operations data for the three month periods ending June 30, 1998 and September 30, 1998, and the period from April 1, 1999 to June 25, 1999. The KBkids.com LLC unaudited balance sheet data as of September 30, 1999 and unaudited statement of operations data for the period from June 26, 1999 (date of inception) to September 30, 1999 is also included in this table and has been derived from the financial statements appearing elsewhere in this prospectus. In the opinion of management, the unaudited financial data includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operations for the periods presented. The operating results are not necessarily indicative of the operating results for any future period.

                                                                    BRAINPLAY.COM                                  KBKIDS.COM LLC
                                      --------------------------------------------------------------------------   --------------
                                                                                   PERIOD FROM                      PERIOD FROM
                                        YEAR ENDED MARCH 31,      THREE MONTHS    APRIL 1, 1999    THREE MONTHS    JUNE 26, 1999
                                      -------------------------       ENDED          THROUGH          ENDED           THROUGH
                                      1997     1998      1999     JUNE 30, 1998   JUNE 25, 1999   SEPT. 30, 1998   SEPT. 30, 1999
                                      -----   -------   -------   -------------   -------------   --------------   --------------
                                                                   (UNAUDITED)     (UNAUDITED)     (UNAUDITED)      (UNAUDITED)
                                                                            (IN THOUSANDS)
STATEMENT OF OPERATIONS:
Net sales...........................  $   2   $    71   $   596       $  34          $   499         $    57          $  1,046
Cost of products sold...............      2        65       675          36              850              73             1,248
                                      -----   -------   -------       -----          -------         -------          --------
Gross profit (loss).................     --         6       (79)         (2)            (351)            (16)             (202)
Cost and expenses:
 Sales and marketing                     35       112     2,626         275            1,541             547             5,164
 Product development and support....     82       338     1,192         186              745             307             1,247
 General and administrative.........    202       653       911         111              747             205             1,332
 Amortization of intangibles........     --        --        --          --               --              --             3,000
                                      -----   -------   -------       -----          -------         -------          --------
  Total operating expenses..........    319     1,103     4,729         572            3,033           1,059            10,743
                                      -----   -------   -------       -----          -------         -------          --------
Loss from operations................   (319)   (1,097)   (4,808)       (574)          (3,384)         (1,075)          (10,945)
Interest income (expense) -- net....      5        50        52          29               (4)             17               194
                                      -----   -------   -------       -----          -------         -------          --------
Income taxes........................     --        --        --          --               --              --                --
                                      -----   -------   -------       -----          -------         -------          --------
Net loss............................  $(314)  $(1,047)  $(4,756)      $(545)         $(3,388)        $(1,058)         $(10,751)
                                      =====   =======   =======       =====          =======         =======          ========

                                               BRAINPLAY.COM                                                      KBKIDS.COM LLC
                                             -----------------                                                    ---------------
                                              AS OF MARCH 31,
                                             -----------------                                                    AS OF SEPT. 30,
                                              1998      1999                                                           1999
                                             -------   -------                                                    ---------------
                                                                                                                    (UNAUDITED)
                                              (IN THOUSANDS)                                                      (IN THOUSANDS)
BALANCE SHEET:
Cash and cash equivalents..........          $ 2,448   $ 5,089                                                       $  34,939
Working capital....................            2,295     3,924                                                          30,493
Total assets.......................            2,495     5,743                                                          73,425
Long-term liabilities..............               --       288                                                             372
Stockholders' (deficit)/members'
  equity...........................             (768)   (5,522)                                                         54,249

                            PRO FORMA FINANCIAL DATA

     The pro forma financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto appearing elsewhere in this prospectus. Presented below is the unaudited pro forma BrainPlay.com statement of operations data for the six month period ended September 30, 1998 and the fiscal year ended March 31, 1999 and the KBkids.com LLC unaudited pro forma combined statement of operations data for the six months ended September 30, 1999 which has been prepared by combining the statement of operations of BrainPlay.com, Inc. for the period April 1, 1999 through June 25, 1999 with the statement of operations of KBkids.com LLC for the period June 26, 1999 through September 30, 1999 appearing elsewhere in this prospectus. The only pro forma adjustment required as a part of this presentation is the amortization of the intangible assets as a result of the combination of the two entities. For the fiscal year ended March 31, 1999 and the six month periods ended September 30, 1998 and 1999, the amortization adjustments were $12,000,000, $6,000,000 and $3,000,000 respectively. The effects of this transaction are reflected in the September 30, 1999 balance sheet presented on F-2. The pro forma combined data is also presented on an as adjusted basis to reflect the combined operations of BrainPlay.com and KBkids.com LLC for the period presented, the reorganization
and our receipt of the estimated net proceeds from the sale of      shares of
common stock at an assumed initial public offering price of $     per share,
after deducting underwriting discounts and commissions and estimated offering expenses, the merger of a wholly-owned subsidiary of KBkids.com with and into BrainPlay.com and the issuance of one share of Class B common stock to KB Online. In the opinion of management, the unaudited pro forma financial data includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operations for the periods presented. The operating results are not necessarily indicative of the operating results for any future period.

                                                                  BRAINPLAY.COM                        KBKIDS.COM LLC
                                                         --------------------------------    -----------------------------------
                                                           PRO FORMA         PRO FORMA         PRO FORMA           PRO FORMA
                                                            FOR THE           FOR THE         COMBINED FOR       COMBINED, AS
                                                          FISCAL YEAR        SIX MONTHS         THE SIX        ADJUSTED, FOR THE
                                                             ENDED             ENDED          MONTHS ENDED     SIX MONTHS ENDED
                                                         MARCH 31, 1999    SEPT. 30, 1998    SEPT. 30, 1999     SEPT. 30, 1999
                                                         --------------    --------------    --------------    -----------------
                                                          (UNAUDITED)       (UNAUDITED)       (UNAUDITED)         (UNAUDITED)
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS:
Net sales..............................................     $   596           $    91           $  1,545
Cost of products sold..................................         675               109              2,098
                                                            -------           -------           --------           --------
Gross profit (loss)....................................         (79)              (18)              (553)
Cost and expenses:
 Sales and marketing...................................       2,626               823              6,705
 Product development and support.......................       1,192               493              1,991
 General and administrative............................         911               316              2,079
 Amortization of intangibles...........................      12,000             6,000              6,000
                                                            -------           -------           --------           --------
  Total operating expenses.............................      16,729             7,632             16,775
                                                            -------           -------           --------           --------
Loss from operations...................................     (16,808)           (7,650)           (17,328)
Interest income (expense) -- net.......................          52                47                189
Income taxes...........................................          --                --                 --
                                                            -------           -------           --------           --------
Loss before minority interest..........................     (16,756)          $(7,603)          $(17,139)
                                                            -------           -------           --------           --------
Minority interest......................................          --                --                 --
                                                            -------           -------           --------           --------
Net loss...............................................     (16,756)          $(7,603)          $(17,139)
                                                            =======           =======           ========           ========
Basic and diluted loss before minority interest per
  share on a fully converted basis.....................
Basic and diluted weighted average shares outstanding
  on a fully converted basis(1)........................
Basic and diluted net loss per share...................
Basic and diluted weighted average shares
  outstanding..........................................

---------------
(1) Represents total shares outstanding assuming conversion of Consolidated's membership units in KBkids.com LLC and its one share of Class B common stock.

                                                                 KBKIDS.COM LLC          KBKIDS.COM INC.
                                                              --------------------    ----------------------
                                                              AS OF SEPT. 30, 1999     AS OF SEPT. 30, 1999
                                                              --------------------    ----------------------
                                                                     ACTUAL           PRO FORMA, AS ADJUSTED
                                                              --------------------    ----------------------
                                                                               (UNAUDITED)
                                                                              (IN THOUSANDS)
BALANCE SHEET:
Cash and cash equivalents...................................        $34,939
Working capital.............................................         30,493
Total assets................................................         73,425
Long-term liabilities.......................................            372
Minority interest...........................................             --
Members'/stockholders' equity...............................         54,249

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion and analysis of the operations of KBkids.com Inc. and KBkids.com LLC, including its predecessor, BrainPlay.com, and should be read in conjunction with "Selected Financial Data" and "Selected Pro Forma Financial Data" and the consolidated financial statements and notes included elsewhere in this prospectus. In the following discussion and analysis, the year ended March 31, 1999 may be referred to as "fiscal 1999," the year ended March 31, 1998 may be referred to as "fiscal 1998" and the year ended March 31, 1997 may be referred to as "fiscal 1997." Actual results could differ materially from those anticipated or implied by the forward-looking statements discussed here. Factors that could cause or contribute to differences include those discussed in "Risk Factors" as well as those discussed elsewhere in this prospectus. We urge prospective investors to exercise caution and not to place undue reliance on any such forward-looking statements. Forward-looking statements contained in this prospectus speak only as of the date made, and we do not intend to update such information after this offering.

OVERVIEW

     We are one of the fastest growing online retailers with an exclusive focus on children's products, including toys, video games, software and videos. We currently offer an extensive selection of over 9,000 traditional and specialty items representing more than 100 brands.

     We derive our revenue from the sale of children's products from our website. We recognize merchandise revenue when goods are shipped to our customers from our fulfillment or warehouse partner, which occurs only after credit card authorization. For sales of merchandise, we are responsible for pricing, processing and fulfilling the orders. We process merchandise returns and bear the credit risk for these transactions. We generally allow returns for any reason within 30 days of receipt of shipment. Accordingly, we provide allowances for estimated future returns at the time of shipment based on our own historical data. From our inception through December 31, 1999, our rate of product returns has been approximately 3.5% of total revenues, but our future return rates could differ significantly from our historical averages.

     Since our inception, we have not been profitable, and we may never achieve or sustain profitability. Although we have experienced growth in our quarterly revenues, historically we have incurred losses and experienced negative cash flow. From inception through September 30, 1999, total accumulated net losses of $20.3 million have been recognized primarily as a result of product development costs associated with opening our website and our sales and marketing efforts, which include payments to strategic alliance partners and for advertising. As we expand our business, we believe that our operating expenses will significantly increase as a result of financial commitments related to expansion of marketing channels, capital expenditures and administration of and enhancements to our website.

     Due to the rapidly changing nature of our business and to our limited operating history, period-to-period comparisons of our operating results, profit margins and operating expenses as a percentage of sales are not necessarily meaningful and should not be relied upon as an indication of future performance. Also, the financial information included herein may not necessarily be indicative of the financial position, results of operations and cash flows we would have had if KBkids.com LLC had been operating as a separate, stand-alone company during the periods presented.

     Our business is the successor to the business of BrainPlay.com, an online specialty toy retailer that was founded in August 1995. On June 25, 1999, Consolidated and BrainPlay.com formed KBkids.com LLC as a joint venture in order to accelerate KB Toys entrance into the online market and to expand the business of BrainPlay.com. Substantially all of the assets and liabilities of BrainPlay.com were contributed to KBkids.com LLC along with cash and property valued at $80 million and intangibles valued at $4 million from Consolidated in connection with the formation of the joint venture.

     In connection with this offering, we are reorganizing our corporate structure. As a part of this reorganization, KBkids.com Inc. was incorporated in January 2000 as a holding company whose sole asset following this offering will
be its   % direct and indirect equity interest in KBkids.com LLC. Because

KBkids.com Inc. will also act as the sole manager for KBkids.com LLC, its financial statements will present KBkids.com LLC as a consolidated operating
subsidiary, with appropriate adjustments for Consolidated's   % "minority"
interest. See "Corporate History and Structure."

     Consequently, our historical financial statements for the periods prior to June 26, 1999 included in this prospectus are the historical financial statements of BrainPlay.com. Our historical financial statements included in this prospectus for the periods from June 26, 1999 up to the completion of this offering are the financial statements of KBkids.com LLC. Following this offering, we will present the financial statements of KBkids.com Inc. on a consolidated basis with KBkids.com LLC, reflecting a minority interest for Consolidated.

     The comparisons contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are of BrainPlay.com's historical results for the years ended March 31, 1999, 1998 and 1997. The comparison of the six month period ended September 30, 1999, on a pro forma basis, to the six month period ended September 30, 1998, compares a combination of BrainPlay.com's and KBkids.com LLC's historical results for the 1999 period to the historical results for BrainPlay.com for the 1998 period.

RESULTS OF OPERATIONS

SIX MONTHS ENDED SEPTEMBER 30, 1999 ON A PRO FORMA COMBINED BASIS COMPARED TO THE RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998 ON A PRO FORMA BASIS

     The six-month period ended September 30, 1998 consists solely of the operations of BrainPlay.com. The six-month period ended September 30, 1999 includes approximately three months of operations of BrainPlay.com and approximately three months of operations of KBkids.com LLC presented on a pro forma basis. Business activity increased significantly immediately after the formation of the joint venture on June 25, 1999. We increased our spending for items such as salaries for new hires, marketing activities, website development and other capital improvements. As a result, revenue increased significantly later in the period.

     NET SALES. Net sales consists of product sales to customers plus charges to customers for outbound shipping and is net of product returns, promotional discounts and coupons. Net sales increased to $1.5 million for the six months ended September 30, 1999 on a pro forma basis, from $0.1 million for the six months ended September 30, 1998. This reflects the significant growth of our customer base and an increase in repeat purchases from our existing customers, resulting from the redesign and expansion of our website and our increased marketing expenditures.

     COST OF PRODUCTS SOLD. Cost of products sold consists primarily of product costs and outbound and inbound shipping costs. Cost of products sold increased to $2.1 million for the six months ended September 30, 1999 on a pro forma basis, from $0.1 million for the six months ended September 30, 1998. This increase was primarily attributable to our increased sales volume. We expect cost of products sold to increase in future periods to the extent that our sales volume increases. Our gross loss increased to $(553,000) for the six months ended September 30, 1999 on a pro forma basis, from $(17,000) for the six months ended September 30, 1998. This increase was primarily due to greater discounts and coupons, in addition to a promotional offer of free shipping to customers. We took these pricing actions in order to quickly increase our customer base. We intend to continue these promotional activities at reduced levels for the foreseeable future.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses consist primarily of advertising and promotional expenditures, distribution facility expenses and payroll and related expenses for personnel engaged in marketing, customer service and distribution activities. Marketing and sales expenses increased to $6.7 million for the six months ended September 30, 1999 on a pro forma basis, from $0.8 million for the six months ended September 30, 1998. This increase was due to the expansion of our online and offline advertising, including a comprehensive television advertising and public relations campaign, as well as increases for personnel and related expenses required to implement our marketing strategy. In addition, because of the significant increase in our inventory and sales volume, we experienced higher distribution and customer service expenses. As we pursue our branding and marketing campaign and to the extent future sales volumes increase, we anticipate that marketing and sales expenses will increase significantly in future periods.

     PRODUCT DEVELOPMENT EXPENSES. Product development expenses consist primarily of payroll and related expenses for merchandising, website development and information technology personnel plus Internet access and hosting charges and web content and design expenses. Product development expenses increased to $2.0 million for the six months ended September 30, 1999 on a pro forma basis, from $0.5 million for the six months ended September 30, 1998. This increase resulted primarily from increased staffing and associated costs in connection with enhancing the features, content and functionality of our website and increasing the capacity of our systems utilized to process customers' orders and payments. Our continued investment in product development is critical to attaining our strategic objectives and, as a result, we expect that product development expenses will increase significantly in future periods.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist of payroll and related expenses for executive and administrative personnel, facilities and equipment depreciation expenses, professional services expenses, recruiting and relocation expenses, travel expenses and other general corporate expenses. General and administrative expenses increased to $2.1 million for the six months ended September 30, 1999 on a pro forma basis, from $0.3 million for the six months ended September 30, 1998. This increase was primarily attributable to increased salary and related expenses associated with the hiring of additional personnel and to increased professional services expenses. We expect that general and administrative expenses will increase as we expand our staff and incur additional costs related to the growth of our business and operations as a public company.

     AMORTIZATION OF INTANGIBLES. Amortization expense was $6 million for the six months ended September 30, 1999 and 1998, on a pro forma basis. The intangible assets have not been formally allocated because the intangible assets are undergoing a valuation study. The study is expected to be completed in the first calendar quarter of 2000 and value will be assigned to each of the components. The intangible assets are being amortized over their estimated useful lives, which is expected to be two years.

FISCAL YEAR 1999 COMPARED TO THE RESULTS FOR FISCAL YEAR 1998

     NET SALES. Net sales increased to $0.6 million for fiscal year 1999, from $0.1 million for fiscal year 1998. This reflects the significant growth of our customer base and an increase in repeat purchases from existing customers, resulting from increased marketing activities and the addition of new product lines.

     COST OF PRODUCTS SOLD. Cost of products sold increased to $0.7 million for fiscal year 1999, from $0.1 million for fiscal year 1998. This increase was primarily attributable to the increase in sales volume. Our gross profit (loss) decreased to $(79,000) for fiscal year 1999 from $6,000 for fiscal year 1998. This decrease was primarily due to greater discounts and coupons, in addition to promotional offers of free shipping to customers.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses increased to $2.6 million for fiscal year 1999, from $0.1 million for fiscal year 1998. This increase was primarily associated with the expansion of offline and online advertising, including extensive banner advertising and public relations campaigns, in addition to increased personnel and related expenses required to implement our marketing strategy.

     PRODUCT DEVELOPMENT EXPENSES. Product development expenses increased to $1.2 million for fiscal year 1999, from $0.3 million for fiscal year 1998. This increase reflects increased staffing and associated costs related to enhancing the features, content and functionality of our website.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $0.9 million for fiscal year 1999, from $0.7 million for fiscal year 1998. This increase was primarily attributable to increased headcount and related expenses associated with the hiring of additional personnel and increased professional services expenses.

FISCAL YEAR 1998 COMPARED TO THE RESULTS FOR FISCAL YEAR 1997

     NET SALES. Net sales increased to $0.1 million for fiscal year 1998, from less than $0.1 million for fiscal year 1997. The increase in net sales reflects the effects of a complete year of sales volume in 1998, the corresponding growth of our customer base and repeat purchases from our existing customers.

     COST OF PRODUCTS SOLD. Cost of products sold increased to $0.1 million for fiscal year 1998, from less than $0.1 million for fiscal year 1997. This increase was primarily attributable to the effects of a complete year of sales volume in 1998. Gross profit was $6,000 for fiscal year 1998, and was approximately zero for fiscal year 1997.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses increased to $0.1 million for fiscal year 1998, from less than $0.1 million for fiscal year 1997. This increase was primarily attributable to increased personnel and related expenses required to implement our marketing strategy.

     PRODUCT DEVELOPMENT EXPENSES. Product development expenses increased to $0.3 million for fiscal year 1998, from $0.1 million for fiscal year 1997. This increase is associated with increased staffing and related costs for the enhancement of features, content and functionality of our website.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $0.7 million for fiscal year 1998, from $0.2 million for fiscal year 1997. This increase was primarily attributable to increased salary and related expenses associated with the hiring of additional personnel and increased professional services expenses.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

     The following table sets forth a summary of BrainPlay.com's unaudited quarterly operating results for each of the seven quarters in the period ended June 25, 1999 and KBkids.com LLC's unaudited quarterly operating results for the quarter ended September 30, 1999. This information has been derived from unaudited financial statements which, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this information and, with respect to the operating results of BrainPlay.com, have been prepared on a basis consistent with the audited financial statements contained elsewhere in this prospectus. Our revenue and operating results are difficult to forecast and will fluctuate. The amount and timing of our operating expenses generally will vary from quarter to quarter depending on our level of actual and anticipated business activities. Period-to-period comparisons of our operating results are not a good indication of our future performance. As a result, you should not rely upon them as an indication of future performance.

                                                                 QUARTER ENDED (UNAUDITED)
                           -----------------------------------------------------------------------------------------------------
                           31-DEC. 97   31-MAR. 98   30-JUN. 98   30-SEP. 98   31-DEC. 98   31-MAR. 99   25-JUN. 99   30-SEP. 99
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                      (IN THOUSANDS)
Net sales................    $  37        $  24        $  34       $    57      $   392      $   113      $   499      $  1,046
Cost of products sold....       33           22           36            73          411          155          850         1,248
                             -----        -----        -----       -------      -------      -------      -------      --------
Gross profit (loss)......        4            2           (2)          (16)         (19)         (42)        (351)         (202)
Cost and expenses:
  Sales and marketing....       26           71          275           547          938          865        1,541         5,164
  Product development and
    support..............       69          179          186           307          402          297          745         1,247
  General and
    administrative.......       81          501          111           205          186          409          747         1,332
  Amortization of
    intangibles..........       --           --           --            --           --           --           --         3,000
                             -----        -----        -----       -------      -------      -------      -------      --------
         Total operating
           expenses......      176          751          572         1,059        1,526        1,571        3,033        10,743
                             -----        -----        -----       -------      -------      -------      -------      --------
Loss from operations.....     (172)        (749)        (574)       (1,075)      (1,545)      (1,613)      (3,384)      (10,945)
Interest income
  (expense) -- net.......       13           34           29            17           (5)          11           (4)          194
Income taxes.............       --           --           --            --           --           --           --            --
                             -----        -----        -----       -------      -------      -------      -------      --------
Net loss.................    $(159)       $(715)       $(545)      $(1,058)     $(1,550)     $(1,602)     $(3,388)     $(10,751)
                             =====        =====        =====       =======      =======      =======      =======      ========

     Since the commencement of shipments to customers in November 1996, our net sales have increased. These increases resulted from growth of our customer base, repeat purchases from existing customers and most recently the expanded mix of merchandise available for sale on our website.

     Cost of products sold has increased proportionately due to the increase in sales volume and due to promotional offers of free shipping to customers.

     Operating expenses have increased reflecting our increased handling charges for a higher sales volume and our commitment to expand our website through promotional campaigns, customer service and technological improvements.

     The market for children's toys, video games, software, and videos is highly seasonal. A disproportionate amount of our net sales have been realized during our third fiscal quarter, and we expect this trend to continue in future periods. Accordingly, we significantly increase our purchases of inventory and spending on advertising during our third fiscal quarter. As a result, accounts payable are at their highest levels during our third fiscal quarter. It is also likely that our operating results in some quarters will fall below market expectations. We expect to continue to experience significant fluctuations in future quarterly operating results due to a variety of factors, many of which are outside of our control.

INCOME TAXES

     Simultaneously with the offering, BrainPlay.com will become a wholly-owned subsidiary of KBkids.com Inc. Accordingly, KBkids.com Inc. will file a consolidated U.S. income tax return with BrainPlay.com. The net operating loss carryforwards, or NOLs, for federal income tax purposes of BrainPlay.com, for periods up to the time of this offering, will be available on this consolidated return, but could be restricted as to their usage by certain provisions of the Internal Revenue Code of 1986, as amended. Such restrictions may have the effect of limiting the tax benefit of any carryforward losses of BrainPlay.com. In accordance with Statement of Financial Accounting Standards No. 109, a valuation allowance must be recorded against a company's deferred tax assets unless it is more likely than not that those assets will be realized. Accordingly, a valuation reserve representing 100% of the tax benefit of the NOLs has been recorded against BrainPlay.com's deferred tax assets relative to the anticipated restricted usage of the NOLs.

     KBkids.com LLC, as a limited liability company, is not considered a taxable entity for federal income tax purposes and most state income tax purposes. Any items of taxable income or loss from KBkids.com LLC flow through to the respective members of KBkids.com LLC generally based upon their pro rata ownership of units. Thus, KBkids.com Inc. will report for tax purposes its direct and indirect share of KBkids.com LLC's items of taxable income or loss generated after this offering. The amended and restated operating agreement of KBkids.com LLC requires that a distribution of cash to KBkids.com Inc. be made if KBkids.com Inc. is required to pay any taxes on KBkids.com LLC's taxable income.

LIQUIDITY AND CAPITAL RESOURCES

     Since BrainPlay.com's inception in August 1995, it has financed its operations primarily by private sales of its equity securities, including convertible preferred stock. Through June 25, 1999, private sales of equity in BrainPlay.com totaled $10.0 million. Since June 25, 1999, we have financed our operations primarily from the cash contributed by Consolidated under the contribution agreement.

     Net cash used in operating activities was $6.7 million in the six months ended September 30, 1999 on a pro forma basis, and $1.6 million in the six months ended September 30, 1998. Net cash used in operating activities for each of these periods primarily consisted of increases in inventory, as well as net losses and prepaid expenses, partially offset by increases in accounts payable, accrued expenses and depreciation. The significant increase in working capital during the six months ended September 30, 1999 on a pro forma basis was primarily due to the cash contributed by Consolidated under the contribution agreement.

     Net cash used in investing activities was $3.7 million for the six months ended September 30, 1999 on a pro forma basis, and $0.8 million for the six months ended September 30, 1998. Net cash used in investing activities for each of these periods primarily consisted of computer equipment and systems, as well as leasehold improvements and fixtures and furniture.

     Net cash provided by financing activities was $40.7 million for the six months ended September 30, 1999 on a pro forma basis, compared to zero for the six months ended September 30, 1998. Net cash provided by financing activities during the six months ended September 30, 1999 on a pro forma basis primarily consisted of $40 million cash equity contribution by Consolidated under the contribution agreement.

     As of September 30, 1999, cash and cash equivalents totaled $34.9 million. At that time, our principal commitments consisted of merchandise payables and online and offline advertising commitments. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in our operations, infrastructure and personnel. We plan to open an additional distribution facility during fiscal 2000, which may require us to purchase real estate or commit to additional lease obligations and to purchase equipment and install leasehold improvements.

     In September 1999, we entered into a marketing agreement with AOL. Under this agreement, we are featured as a provider of children's toy products on the AOL Network and AOL's website, www.aol.com. The agreement requires us to pay up to $3 million over a one-year period.

     During the six months ended September 30, 1999, we spent approximately $3.5 million for online and traditional offline advertising. In addition, as of September 30, 1999, we had approximately $43 million in online and offline advertising commitments through December 31, 1999. As of September 30, 1999, we were a guarantor of Consolidated's $700 million revolving credit facility, however, upon completion of this offering, we will be released from this guaranty. The amendment to Consolidated's credit facility in January 2000 provides that upon completion of this offering, Consolidated may, at its option, lend, on a secured basis, up to $100 million to us at market rates, subject to the requirement that we pay down any outstanding balance on this line of credit in full for at least one consecutive 30-day period during each year.

     We currently anticipate that the net proceeds of this offering, together with our other available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through the next twelve months. Although we have no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate potential acquisitions of other businesses, products and technologies. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financings and these financings may be dilutive to existing stockholders and such securities may have rights, preferences or privileges senior to those of the rights of our common stock. We cannot be certain that additional financing will be available to us when required, on commercially favorable terms or at all.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for other hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning with the quarter ending June 30, 1999. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 deferred the effective date until the first fiscal quarter ending June 30, 2000. We will adopt FAS 133 in our quarter ending June 30, 2000. We do not currently engage in hedging activities or invest in derivative instruments.

     On April 3, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." The Statement provides guidance on the financial reporting of start-up costs and organization costs and requires costs of start-up activities and organization costs to be expensed as incurred. The adoption of the Statement did not have a material impact on us.

     On March 4, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 established standards for the capitalization of costs related to internal use software. In general, costs incurred during the development stage are capitalized, and costs incurred during the preliminary project and post-implementation stages are expensed. The adoption of SOP 98-1 did not have a material effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     We currently market our merchandise in the United States and anticipate expanding our marketing efforts to foreign markets. As a result, our financial results could be affected by factors including changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that we have no material exposure.

                                  OUR BUSINESS

KBKIDS

     We are one of the fastest growing online retailers with an exclusive focus on children's products. Our goal is to become the premier online destination for purchasing children's products. Currently, we sell toys, video games, software and videos, and we intend to expand our product offerings in the future.

     Our relationship with KB Toys allows us to employ a superior business model that delivers a rewarding customer experience combining the convenience and flexibility of a leading online shopping site with the benefits of a retail toy store. We believe that the brand name, cross-marketing advantages and store-based synergies that we have with KB Toys give us a strategic advantage in the area of customer acquisition. We also benefit from numerous merchandising synergies with KB Toys such as favorable allocations of popular products and cost effective purchasing.

     Customers can enjoy the convenience and flexibility of shopping at our online store 24 hours a day, 7 days a week, with access to over 9,000 traditional and specialty items. We combine this offering with excellent value, strong customer service and relevant content that helps to inform our customers and creates a sense of community. We believe these attributes provide our customers with a superior shopping experience.

     From our inception through December 31, 1999, we had approximately 417,000 unique customers who purchased from our online store. From June 26, 1999, the date we began operating our online store, to September 30, 1999, we generated net revenues of $1,046,000. In only our first holiday season, Media Metrix ranked us twelfth overall among all online retail sites for unique visitors during the five week holiday season ended December 26, 1999. For the same five week holiday period, Media Metrix ranked us among the top three toy sites in traffic, with approximately 799,000 average weekly unique visitors. In a similar survey, NextCard rated us second among toy sites and in the top ten online retailers in terms of transaction volume for the six week holiday shopping season ended December 31, 1999. NextCard also rated us second in sales growth among all online retailers in all product categories for the months of October and November 1999, and on December 3, 1999, the Wall Street Journal rated us the best overall online toy retailer.

INDUSTRY OVERVIEW

     ELECTRONIC COMMERCE. The Internet has emerged as one of the fastest-growing communications, information and commerce mediums in history. International Data Corporation estimates that there were 142 million Internet users worldwide at the end of 1998 and expects this number to grow to approximately 502 million by the end of 2003. Businesses' and consumers' rapid acceptance of the Internet as a communications, information and commerce platform has created the foundation for significant growth in business-to-consumer electronic commerce. Forrester Research estimates that online purchases by U.S. consumers will grow from approximately $20 billion in 1999 to $184 billion by 2004.

     The Internet provides a number of advantages for online retailers. Unlike traditional retail channels, online retailers do not incur the burdensome costs of managing and maintaining a retail store base or the significant printing and mailing costs of catalogs. Because online retailers are not constrained by shelf space or catalog print limitations, they are able to display a larger number of products at a lower cost than traditional retail channels. Online retailers also benefit from the ability to reach a large group of customers from a central location and, accordingly, can more easily obtain specific demographic and behavioral data about a diversified base of consumers, increasing their opportunities for targeted marketing and personalized services.

     TRADITIONAL CHILDREN'S PRODUCTS MARKET. The traditional children's products retail industry includes mass market retailers, discount stores, specialty retailers and mail order catalogers. The market for children's products encompasses numerous categories, such as traditional toys, books, video games and educational software. Toy Manufacturers of America estimates that the domestic toy and video game market had retail sales in excess of $27 billion in 1998. There is a significantly larger market if we include international markets. According to Toy Manufacturers of America, sales in the international toy and video game market were approximately $68 billion in 1998.

     CHALLENGES IN TRADITIONAL CHILDREN'S PRODUCTS RETAILING. We believe that traditional children's products retailers are confronted with a number of challenges in providing a convenient and satisfactory shopping experience for consumers:

     - Limited selection. Physical retail space constrains the variety of products and the amount of product inventory that may be carried by a single store. The significant costs associated with carrying physical inventory at multiple locations require traditional children's products retailers to limit their product selection to the most popular products that produce the highest inventory turns.

     - Lack of specialty toy products. Specialty toy products are generally not offered because of space constraints, significant added costs associated with carrying specialty brands and lack of expertise required to select specialized products.

     - Limited customer service. Because traditional retail stores typically do not have many trained, knowledgeable salespeople, obtaining helpful, in-depth product information may be challenging.

     - Significant infrastructure investment. The costs associated with building or leasing and operating physical stores, including costs associated with personnel, real estate, construction, store set-up, maintenance, inventory and fixed assets may cause prices at traditional retail stores to be higher.

     - Limited operating hours. Traditional store operating hours can make shopping inconvenient for busy customers and, may require parents to shop with their children, which can be extremely challenging.

     - Relatively inflexible inventory procurement. Traditional retailers face the challenge of adapting to seasonal changes in demand for children's products in each of their stores. In addition, stores with limited storage areas often have difficulties in stocking sufficient inventories of popular products during the peak holiday season.

     As a result of these challenges, we believe that no traditional children's products retailer offers an effective combination of a broad selection of popular brand name products, a convenient shopping experience, detailed product information, expert advice and personalized service.

     CHALLENGES IN ONLINE CHILDREN'S PRODUCTS RETAILING. We believe that retailers operating solely on the Internet have several obstacles to becoming the preferred place for purchasing toys or other children's products:

     - Newly formed vendor relationships. Most online children's products retailers do not have strong and established relationships with manufacturers, which limits their ability to purchase popular toys and other children's products and limits their access to volume purchasing discounts as well.

     - Undeveloped brand name. Most online children's products retailers are still in the early stages of brand formation. Brand recognition attracts customers, fosters customer loyalty, helps sustain high levels of customer traffic and may lower customer acquisition costs.

     - Limited merchandising and retailing expertise. Most online children's products retailers have begun operations without significant merchandising, product procurement or other retailing experience. These companies are in the early stages of establishing merchandising relationships with vendors. In addition, these companies must develop a method of returning or exchanging products, which may result in significant delays between when a product is returned and when a refund or replacement product is received.

     - Limited inventory liquidation procedures. Online children's product retailers, generally, have no easily accessible outlet to liquidate their inventories of toy products, which is inevitable in the toy industry due to manufacturers' or distributors' advance order requirements.

     - Lack of content and community. Smaller online retailers, in particular, do not have the experience and scale of operation in the children's products market to develop and maintain the type of content and community aspects of online stores that we believe customers desire.

OUR SOLUTION

     We believe our ability to combine KB Toys' toy retailing experience and infrastructure with our entrepreneurial culture and Internet experience has allowed us to employ a superior business model which delivers a rewarding customer experience. We believe our superior business model gives us the following advantages:

     COST-EFFECTIVE CUSTOMER ACQUISITION. We believe that our strong brand recognition, cross-marketing synergies and store-based synergies will allow us to acquire customers on a cost-effective basis:

     - Strong brand recognition. We have a distinct advantage over many online children's products retailers because of our affiliation with KB Toys and the use of the KBkids.com trade name which allows us to leverage the trusted, longstanding KB brand name. In recent tests conducted by Diagnostic Research International, the KB Toys brand had a more than 80% aided brand awareness. We believe that KB Toys' 55 year operating history and reputation for product knowledge is attractive to consumers and manufacturers and lays the foundation for long-term customer and vendor loyalty. We believe that the KB brand name will attract a significant number of customers to our online store, ultimately enabling us to reduce our costs of customer acquisition.

     - Cross-marketing synergies. We benefit directly from the advertising efforts of KB Toys, including the distribution of approximately 250 million KB Toys circulars annually that will advertise our online store and will contain product numbers to order online. From time to time, we also have signage and other promotional materials in the KB Toys stores, including coupons for the online store and our AOL keyword appearing on KB Toys salespersons' uniforms and on purchase receipts, shopping bags and posters.

     - Store-based synergies. There are approximately 1,300 KB Toys stores with locations in all 50 states, Puerto Rico and Guam. We believe that approximately 80% of the U.S. population lives within 20 miles of a KB Toys store. We believe that we will receive incremental sales from the KB Toys stores through referrals when an item is not available in the store. Since we have a more extensive product offering than an individual store, we frequently may carry an item that the stores do not. In this situation, the salesperson in a KB Toys store can refer the customer to our online store, rather than to another competing toy retailer.

     MERCHANDISING LEVERAGE. We are able to take advantage of KB Toys' experience in toy merchandising, its significant volume purchasing power and resulting strong vendor relationships to receive favorable allocations of popular items, manufacturer support funds and exclusive merchandise. Using KB Toys' extensive direct vendor access generally allows us to purchase at a lower cost because we can often make volume purchases collectively with KB Toys. Since our merchandising strategy's success is largely a function of our ability to make accurate predictions with respect to popular holiday season children's products, our ability to use KB Toys' experience to help us with these predictions decreases our inventory risk.

     Our business model allows us to provide our customers with a rewarding shopping experience including the following benefits:

     CONVENIENCE AND SELECTION. Customers can enjoy the time savings, convenience and flexibility of shopping at our online store 24 hours a day, 7 days a week, with access to a broad selection of products. Our customers range from those who find the in-store toy shopping experience less desirable to those in rural or other locations that do not have convenient access to physical stores. The combination of our relationship with KB Toys and BrainPlay.com's heritage in specialty toys allows us to offer a significant selection of well-known brand name products, popular children's products, harder-to-find specialty products and exclusive merchandise through our online store. Our online store currently offers over 9,000 children's products representing over 100 brands, which we believe to be a competitive mix of products. The flexibility afforded by our technology allows us to rapidly change not only the organization and presentation of our product selection but also our promotions and special pricing of selected items.

     VALUE. We believe that our customers save time and money by using our online store to purchase children's products. Through our purchasing leverage with KB Toys, we can pass on the benefits of volume discounts to our customers in the form of lower prices. In addition, we can stock our "Great Values" section of the online store with excess closeout merchandise purchased through KB Toys at significant discounts up to 70% off of manufacturers' suggested retail prices.

     PURCHASING ADVICE. To assist customers in selecting products, we provide customer reviews and comments, daily spotlight products, favorites by age, special offers and featured products, such as new releases and "Surprise of the Day." Each week we release new articles that highlight developments in the toy world, as observed by our editorial team and by experts such as the syndicated national columnist, Dr. Toy. This adds to our extensive content base which includes hundreds of feature articles and product reviews. We also notify customers of any recalls issued by manufacturers of the products we carry.

     CUSTOMER SERVICE. Our customers can make returns or exchanges at any of KB Toys' 1,300 stores conveniently located in malls and strip centers nationwide. In addition, we provide free pre-sale and post-sale customer service through e-mail, fax and 24-hour, 7-days-a-week toll-free telephone operations.

     Our integrated inventory control system is designed so that a product's availability on our website reflects our warehouse's stock position of that product. This helps to eliminate much of the customer's anxiety regarding delivery of products. We believe that over 98% of all products guaranteed for receipt prior to Christmas were shipped by us in time for Christmas arrival.

     COMMUNITY. An important element of our online store is our community of customers and their interaction with each other. To foster this interaction, we currently host message boards that are relevant to our target audience such as discussions regarding video games, popular seasonal toys, collectibles and parenting, as well as ask-the-experts message boards where customers can ask specific questions of our editorial staff.

GROWTH STRATEGY

     Our goal is to become the premier online destination for purchasing a wide range of children's products. To achieve this objective, we are pursuing the following strategies:

     - INCREASE ACQUISITION OF CUSTOMERS. Since our inception through December 31, 1999, we had approximately 417,000 unique customers who purchased from our online store, approximately 371,000 of which were acquired since July 1999. We intend to combine our strong brand recognition and cross-marketing synergies with KB Toys and expanded online and offline marketing media to continue to aggressively acquire customers for our online store. We currently advertise on AOL, Yahoo!, Excite@Home and NetZero. In addition, we have partnering and affiliate programs that are revenue sharing arrangements with companies such as Shopweb.net. We plan to use a mix of advertising consisting primarily of online advertising through major portals and Internet service providers, offline advertising on television, radio, print and outdoor mediums, an affiliate network of websites and promotions, events and sponsorships. We believe that the right combination of these advertising techniques will accelerate our acquisition of new customers and help drive repeat business.

     - PROMOTE REPEAT BUSINESS FROM EXISTING CUSTOMERS. We intend to promote customer loyalty and build relationships with our customers to drive repeat sales. We believe that over 53% of our customers have made more than one purchase of children's products from our online store. Currently, we seek input from our parental advisory council, customers and merchandisers with respect to product offerings, new features, the look and feel of the site and functionality of the site. We plan to continually enhance our online store and its features to make it more attractive to our customers. We strive to provide quality customer service seven days a week, ship products promptly and at competitive prices and have an easy-to-shop online retail environment. To further increase customer loyalty, we intend to increase the amount of direct marketing targeted at our existing customers and add certain features to our online store which are accessible only by registered customers and that are tailored to each customer. We plan to add features which will offer a personalized experience for each customer based on their past usage of our website. We also plan to expand our direct e-mail promotions to offer customers the option of being notified of sales on certain products and other information. We often run promotions on our online store to encourage frequent visits by customers who want to be aware of the latest bargains.

     - EXPAND OUR PRODUCT OFFERINGS. To increase our customer base and counter the seasonality of the toy business, we intend to expand our product offerings, examine geographic expansion and pursue alternative selling formats. We intend to add new product categories to our online store, through efforts that include creating new strategic relationships with manufacturers or resellers or through strategic acquisitions. We also plan to continue to aggregate and develop web content that is relevant and useful to our customers. We expect to become the premier destination for parents, caretakers, grandparents, aunts and uncles to learn about children's products, receive parenting advice, interact with other users on the subject of children and children's products and to purchase the full spectrum of children's products. We also plan to extend our business in selected international markets with appropriate demographics and market characteristics because we believe that the international market opportunity is vast and that in many international markets retailing of children's products is highly fragmented and less developed than in the United States.

     - ENHANCE OUR TECHNOLOGY. To effectively compete and gain market share in the online retail children's products industry, we plan to continue to augment and improve the functionality and features of our online store. We intend to incorporate features that provide personalized customer interaction to enhance our customers' shopping experience. In addition, we need to ensure that downtime for our online store is minimized, the expected increase in website traffic is supported and all leading online retail technology, including security technology, is incorporated into our online store.

     - EXPAND OUR FULFILLMENT AND CUSTOMER CARE CAPABILITIES. We plan to expand our fulfillment and customer care infrastructure that supports our online store. We are examining our fulfillment operations to determine how to be the best in our class in terms of warehousing, packaging and delivery, which may result in our purchasing or leasing dedicated fulfillment centers and the corresponding expense of automating and integrating those centers. We are reviewing similar alternatives with respect to our outsourced customer service call centers.

OUR ONLINE STORE

     OVERVIEW. We designed our online retail store to be the principal place for consumers to purchase children's products. We provide consumers with a complete online children's products destination integrating commerce, content and community. Key features of the KBkids.com store include:

     OUR STORE DEPARTMENTS. We categorize products into the following departments: toys, video games, software, DVDs and videos, collectibles, and specialty toys. Within each department, products are generally organized by age, brand, character, category and by our recommendations, such as best sellers and bargains. The following is a summary of each of these departments:

          Toys. We believe that we offer one of the best selections of toys available on the Internet. Through our toy department, we offer an extensive selection of over 100 brands of toys. We offer not only popular brands, such as Pokemon, Barbie, Furby, LEGO and Fisher-Price, but also specialty brands, such as Small World Toys, International Playthings and Alex Toys. Acknowledging the consumer reality of the toy market, we try to capitalize on KB Toys' merchandising experience to predict and appropriately stock popular toys and other children's products.

          Video games. In our video game department, we offer a wide selection of game titles, including best sellers, new releases and bargains, for popular platforms such as Sega Dreamcast, Sony

     PlayStation, Nintendo 64 and GameBoy. In connection with the game titles, we provide ratings by the Entertainment Software Rating Board for most video games, which addresses the level of violence, language and content. In addition, we sell the various platform consoles and accessories.

          Software. Through our software department, we offer a selection of software that is organized into easy-to-use and understandable categories and by recognizable brands and characters. We feature a variety of well-known classic and currently popular brands, including LucasArts, Reader Rabbit and Disney.

          DVDs and videos. We offer videos for families and children that are organized into easy-to-shop categories and by popular characters. In addition, consumers can search for videos through links to best sellers, bargains, new and upcoming videos, DVDs and award winning videos.

          Collectibles. Through our collectibles department, we offer many collectibles, including dolls, cars and action figures. Many of these are exclusively available at KB Toys stores and our online store. Since these items typically do not have large inventory turns and can occupy significant shelf space, traditional retail stores typically carry only limited offerings, if any, of these items. However, collectibles are an ideal product for our online store since we do not have the same space limitations as a traditional retail store. Collectors also contribute regularly to our community section and, we believe, are loyal customers.

          Specialty toys. Our specialty toys department offers a unique way to access products that help kids learn, play and grow. These child-learning products are organized into easy-to-shop categories, such as developmental skills, subject, category, brands and characters. Through this department, we believe we make it easier for consumers to purchase products with the dual purpose of educating and entertaining children.

     SHOPPING AT OUR ONLINE STORE. We believe that the sale of children's products over the Internet can offer attractive benefits to consumers. These include enhanced selection, convenience, ease-of-use, depth of content and information and competitive pricing. Key features of our online store include:

          Browsing. Our website offers customers a variety of highlighted subject areas and special features arranged in a simple, easy-to-use format intended to enhance product search, selection and discovery. By clicking on the permanently displayed department names, the consumer moves directly to the department's home page and can quickly view promotions and featured products. Customers can also use a keyword search to quickly locate a specific product. Once this search is done, customers can re-sort their results by age, price or alphabetically. This helps a customer quickly choose the right toy, especially when shopping for gifts.

          Getting information. One of the advantages of an Internet retail store is the ability to provide useful product information and editorial content. Our product pages typically include a detailed description of the product, a picture, information about age appropriateness and price. The consumer can also read customer reviews and comments on the product page. In addition, our community section provides relevant information about products and issues of interest to our consumers. Through this community section, we post new articles each week that highlight developments in the toy world, as observed by our editorial team and other experts. Additionally, our ask-the-expert message board is a place where consumers can post specific questions about toys and related issues. Other message boards give consumers an opportunity to voice their opinions about products and to hear what other customers have to say. The community section also provides information on recalls issued by the manufacturers of the products we carry.

          We employ an editorial staff which contributes to these articles. To help us make decisions about products, advertising and the look and feel of the online store, we formed a parental advisory council, made up of parents, caretakers, grandparents, aunts and uncles who have expressed an interest in helping us make our website even better. Members of our parental advisory council are compensated for their time and assistance.

          Registering for a gift. Our website allows a parent or child to inform others of products that are wanted as gifts. Once the parent or child has found a product that they would like to wish for, they simply click on the "wish for this gift" icon and then are prompted to provide the e-mail addresses of those people to whom the gift wish, together with a personal message, will be sent.

          Finding a gift. In our gift center, consumers can obtain gift recommendations that are broken down by age category. In addition, the gift center gives the consumer another chance to add a product to his or her wish list, and because gifts and parties often go together, the gift center features articles and tips on throwing parties and creating party games. We are working to enhance our gift center including adding gift wrapping, registry services and reminder features.

          Choosing a product and checking out. To purchase products, customers simply click on the "add to cart" button to add products to their virtual shopping cart. As customers browse around our store, they can add and subtract products from their shopping cart before making a final purchase decision, just as they could in a physical store. To execute orders, customers click on the "I want to check out" button and then are prompted to supply payment and shipping details online. Prior to finalizing an order, customers are shown their total charges along with the various options chosen, at which point customers still have the ability to change their orders or cancel them entirely. During the check out process, customers are asked to enter their e-mail addresses so that we can send an order confirmation to them. Registered users at the online store can also use our quick checkout process, where the customer does not have to re-enter information from previous shopping trips. Our inventory system is fully integrated into the website and is designed so that a product's availability on our website reflects our warehouse's stock position of that product. This helps to eliminate the anxiety regarding whether a popular product will be in stock and whether, when purchasing an item, the customer will receive the product in time.

          Paying for merchandise. To pay for orders, a customer must use a credit card, which is charged when we ship the customer's items from the distribution facility. Our website uses security technology licensed from VeriSign that works with the most common Internet browsers and is designed to prevent unauthorized parties from reading information sent by customers. Our system automatically confirms receipt of each order via e-mail and notifies the customer when we shipped the order, which typically occurs by the next business day for in-stock items. We intend to add the ability to purchase electronic gift certificates which will be able to be used to purchase items at our online store.

          Customer assistance. From every page of our website, a customer can click on the "Help" button to go to our help and customer care area. The help and customer care area of our website contains extensive information for first time and repeat visitors. In this area, we assist customers in searching for, shopping for, ordering and returning our products as well as provide information on our low price guarantee, shipping charges and other policies. In addition, customer service representatives are available to answer questions about products in the shopping process 24 hours a day, 7 days a week, via e-mail, fax or our toll free number, which is displayed in the help and customer care area of our website. Our goal is to answer each telephone call to our customer service center within 30 seconds and each e-mail within 24 hours, although we may not consistently meet this goal during the peak holiday season.

MERCHANDISING

     MERCHANDISING STRATEGY. We believe that the breadth and depth of our product selection, together with the flexibility of our online store and our range of helpful and useful shopping services, enable us to pursue a unique merchandising strategy. This strategy includes efforts to predict popular products for the holiday season early each year, to leverage on our relationship with KB Toys to receive favorable allocations of popular products and exclusive products and to capitalize on the experience of our dedicated buying team. The following are examples of some of our specific merchandising strategies and our implementation of them.

     BROAD SELECTION OF PRODUCTS. We provide an extensive selection of children's products. These include traditional mass market toys, specialty toys and a broad selection of related children's products, including video games, software and videos, that would be economically impractical to stock in a traditional store. We have approximately 9,000 SKUs of merchandise, approximately 73% of which are toys, 15% of which are DVDs and videos, 7% of which are software and 5% of which are video game related products.

     FLEXIBILITY OF OUR ONLINE STORE. Unlike many of our competitors, our technology provides us with significant flexibility with regard to the organization and presentation of our product selection. To encourage purchases, we feature various promotions on a rotating basis throughout our online store and continually update our online recommendations. We frequently give a product prominent placement on our site and describe its key features with a high-quality picture. Products that receive this merchandising focus generally receive a boost in sales. We offer selected products on promotion and provide special pricing. The flexibility afforded by our technology allows us to adjust our promotions rapidly to promote targeted sales.

     EARLY PREDICTION OF POPULAR PRODUCTS. A major component of our merchandising strategy is to contractually lock in allocations of products that we believe will be popular during the coming year's holiday season early in the year. Our success in implementing this strategy is responsible in part for our large inventory of popular products. In addition, successful implementation of this strategy helps to reduce excess inventory and closeout inventory. For information regarding our inventory risks, see "Risk Factors -- Risks Related to our Business."

     STRATEGIC RELATIONSHIP WITH KB TOYS. Our relationship with KB Toys allows us to use its merchandising experience, purchasing power and vendor relationships to receive favorable allocations of popular toys and also gives us the opportunity to sell exclusive products. KB Toys' experience in the children's products market also helps us in successfully executing our merchandising strategy of securing early popular product allocations. KB Toys' relationships allow us to largely eliminate distributors, which many online retailers have to rely on for product inventory. In addition, KB Toys' relationships with children's products manufacturers help us control costs by eliminating distributor markups and benefitting from group buying discounts.

     PURCHASING EXPERIENCE. We have a dedicated buying staff located in Pittsfield, Massachusetts, who purchase all of our online store merchandise, except for the specialty toy products. Some of these buyers were formerly KB Toy buyers and they work closely, and sometimes in cooperation, on group orders, with the KB Toys' buyers. Our specialty toy products are purchased out of Denver, Colorado, where there are dedicated buyers who have several years of buying experience in the specialty toy category. This specialty toy purchasing experience is invaluable, as many traditional retail toy stores do not have this experience or the ability to choose the right product in this category. No single manufacturer makes up more than 4% of our merchandise purchases for the online store.

MARKETING AND PROMOTION

     TARGET DEMOGRAPHIC AND MARKETING STRATEGY. We believe that our target customer for our online store is female, between 25 and 49 years old. However, we have significant participation in our community section from parents of all ages as well as others who are interested in video games and collectibles.

     Our marketing objective is designed to increase traffic to the online store, continue to build brand recognition, acquire new customers and build customer loyalty. From our inception through December 1999, we spent $47 million on online and offline marketing and advertising. We schedule our marketing expenditures to capitalize on and respond to seasonal demand. For example, we significantly increased our marketing activities beginning in October 1999 in preparation for the holiday season. We will discontinue some of these activities during the first quarter of 2000, since these high levels will not be cost effective during the post-holiday period.

     We intend to use a portion of the net proceeds of this offering to fund our marketing activities.

     ADVERTISING MIX. The primary elements of our advertising mix include network and cable television, print, and broad reach online services, such as AOL, Yahoo! and Excite@Home. Our TV media plan includes advertising during several time slots, including prime time, and during major children's and family programming and events. We have also secured agreements with leading shopping portals, with positions in children's products shopping areas. For example, under our agreement with AOL, we are a "shopping anchor" in AOL's children's products shopping areas for kids, toys and babies. We also have agreements with Excite@Home and Yahoo! for prominent positioning in their online shopping areas.

     In addition to the large portal advertising arrangements with AOL, Excite@Home and Yahoo!, our online advertising consists of banner advertising focused on web page results from searches or links related to children. We also have an arrangement with NetZero, a leading Internet Service Provider, under which our banner ad appears when certain searches are performed. This allows us to focus our advertising on those customers who are most likely to shop at our site.

     In addition, we leverage our relationship with KB Toys in integrated store promotions and circulars. The KB Toys circulars highlight products that are available at our online store and provide item numbers for these products to make purchasing easier on the website. We also have signage in the KB Toys stores and other promotional materials in the stores, including the online store's web address and AOL keyword appearing on KB Toys salespeople's uniforms, purchase receipts, shopping bags and posters.

     AFFILIATE PROGRAM. We have an affiliate program under which other websites can post our KBkids logo and link to our online store. For every new customer who reaches the online store through an affiliate's link and purchases an item during that session, we will pay the affiliate a small, fixed referral fee. This program is a low-cost means of acquiring customers.

     PROMOTIONS, EVENTS AND SPONSORSHIPS. We have sponsored multiple events to build credibility with, and recognition by, parents, including title sponsorship of NBC's four-part StarSkates figure skating series and sponsorship of the daily children's television show, Teletubbies. Promotions on the site are designed to encourage consumers to try our service. Our promotions include holiday discounts and coupons such as our millennium madness sale, giveaways of popular products such as Pokemon holographic cards, and sweepstakes to win trips to locations like LEGOLAND, California and other items such as movie tickets to Pokemon: The Movie and Toy Story 2.

     LOYALTY AND RETENTION. We believe that we are building a loyal base of customers through a total shopping experience which emphasizes customer service and marketing incentive programs. We believe that over 53% of our customers have made more than one purchase of children's products from our online store. We believe that expansion of our direct e-mail newsletter campaign and the introduction of other features to our website, such as mykbkids.com, which would offer a personalized shopping experience for each customer based on their past usage of our website, and checkout and shopping cart enhancements, will increase customer loyalty.

     A study done in June 1999 by NFO Interactive found that 53% of online consumers surveyed reported that they would likely transact online more often with an e-commerce site that offered a loyalty program. Since we believe in the value of such loyalty programs, we have partnered with Netcentives in their ClickMiles program. For every dollar spent at our online store, the customer receives ClickMiles, which are redeemable for frequent flyer miles on ten major airlines and other premium goods and services.

     As part of our customer loyalty strategy, we offer our customers a low price guarantee. If a customer finds the selected product in stock for a lower price at a major national retail outlet or one of the top five online toy retailers, we will match the price.

FULFILLMENT, DISTRIBUTION AND WAREHOUSING

     On June 24, 1999, we entered into a direct marketing services agreement with Keystone Internet Services, Inc., a wholly-owned subsidiary of Hanover Direct which is a leading provider of fulfillment services, for receiving, warehousing and shipping services. The agreement terminates on July 1, 2001 but may be renewed for two-year terms upon agreement of both parties at least 120 days before the end of the then current term.

     We work in tandem with Keystone to manage and monitor order accuracy, fulfillment rate, shipment speed and overall delivery reliability and timeliness. Under the agreement, Keystone agrees to receive our merchandise from our suppliers, store the merchandise in its warehouse and pack and ship the merchandise to our customers. In addition, Keystone receives, processes and refurbishes returns of our merchandise and destocks and returns to our suppliers any rejected or overstock merchandise.

     The agreement also describes service standards that Keystone has agreed to follow in performing its services. These generally include that:

     - merchandise from a supplier will be received and entered into inventory within one business day;

     - available items will be released to the distribution center for shipping on the morning of the business day following the day the order is entered;

     - 90% of all in stock merchandise will be shipped on the business day following the day the order is entered and 100% will be shipped by the second business day;

     - 100% of all priority orders for available merchandise received by 12:00 p.m. EST on any business day will be processed and shipped the same day; and

     - there will be a minimum accuracy level of 99.5% for all distributions.

     Although our agreement with Keystone provides these service standards, they were not consistently met during the 1999 holiday season for a variety of reasons including our failure to accurately forecast sales volume due primarily to a lack of historical information to predict demand. We believe, however, that over 98% of products guaranteed for receipt prior to Christmas were shipped by us in time for Christmas arrival. For a discussion regarding the risks associated with the suspension or impairment of Keystone's services, see "Risk Factors -- Risks Related to Our Business."

     Keystone bears the risk of lost inventory, except for the first 0.8% of lost inventory in the aggregate. We are required to provide Keystone with forecasts of weekly receipts, shipments and returns and those forecasts must be within 10% of actual results for Keystone to be obligated to perform according to the above service standards. Even if Keystone is not obligated to perform under the service standards, it has agreed to reasonably strive to meet these standards as long as we have provided weekly forecasts of our sales volume and fulfilled our other contractual obligations to them. These inventory and fulfillment systems are fully integrated into our online store so that if an item is out of stock, it cannot be added to a customer's cart.

     We offer three levels of shipping service: next day delivery, second day delivery and ground delivery. UPS provides next day and second day delivery services while the United States Postal Service Priority Mail provides the ground delivery services.

     Currently, Keystone provides all of our warehousing and fulfillment services. As part of our desire to control all points of customer contact, we would like to explore options for our warehouse, distribution and fulfillment infrastructure. We intend to use a portion of the proceeds from this offering to purchase or lease warehouse space and install necessary automation for such a facility. Even if we take these steps, we still believe that a portion of these operations will have to be outsourced, especially during our peak holiday season.

TECHNOLOGY

     We have software and hardware systems that manage our website, search functions, distribution services and order and payment functions. These services and systems use a combination of our own technologies and commercially available, licensed technologies and are designed to be easily expanded to grow with the increasing consumer traffic that we are experiencing and believe will continue. The systems that we use to process customers' orders and payments are integrated with our accounting and financial systems. We focus our internal development efforts on creating and enhancing specialized software for our online store and its operations. We use a set of applications for:

     - generating and running our website;

     - managing product data, including product details, inventory and pricing;

     - merchandising and inventory management;

     - accepting and validating customer orders;

     - interacting with the fulfillment center;

     - customer service and e-mail management;

     - organizing, placing and managing orders with suppliers; and

     - capturing and analyzing customer information and trends.

     Our systems are based on commercially available software and industry standard protocols and have been designed to reduce downtime in the event of outages or catastrophic occurrences. Our primary commerce platform is hosted at a third-party data center in Sunnyvale, California, which provides redundant communications lines and emergency power backup. We have recently added redundant network components, web servers, cache systems and load balancing systems to provide for fault tolerance. We believe that the problems encountered during the 1999 Thanksgiving weekend have been alleviated by adding additional server capacity and tuning the performance of several parts of our technology. We have a backup commerce platform in Denver, Colorado, in the event of a catastrophic failure at our primary facility in California. We are continually improving our systems and working to eliminate potential failure points. Our database systems currently require manual intervention for fail-over; however, deployment of automatic fail-over technology is planned. System security is managed by both internal staff as well as by security staff at our third-party data center. See "Risk Factors -- Risks Related to Our Business."

     E-commerce transactions and browser-based account management screens employ secure sockets layer (SSL) encryption technology to secure data transmitted between clients and servers. Credit card information captured during e-commerce transactions is never shared with outside parties, and shoppers can use the toll-free customer service number to place orders by telephone as an alternative to completing a transaction online.

RELATED PARTY AGREEMENTS

     AGREEMENTS WITH CONSOLIDATED. We have entered into a number of agreements with Consolidated directly and indirectly through its subsidiaries that are discussed throughout this prospectus. These agreements are the contribution agreement, operating agreement, supply agreement, services agreement, domain name agreement and sublicense agreement. You should carefully consider the terms of these agreements, which we summarize in "Certain Transactions -- Arrangements with Consolidated."

          Supply agreement. Under our supply agreement with KB Toys, we can place orders for toy products with KB Toys, and KB Toys has agreed to use its best commercially reasonable efforts to fill our orders. Purchases of popular toy products of limited availability are allocated between us and KB Toys according to a formula that initially affords us an allocation of popular products that is 50% greater than our percentage share of the combined projected fiscal year revenues of KB Toys and KBKids.com. The formula is based on our projected fiscal year revenues as a percentage of the aggregate projected fiscal year revenues of KB Toys and KBkids.com multiplied by a sliding scale factor that adjusts by one-tenth for every $75,000,000 of actual revenues of KBkids for the preceding fiscal year and ranges from 1.5 for actual sales of $200,000,000 or less to 1.0 for actual sales in excess of $500,000,000. For example, if our projected fiscal year revenues are $100,000,000 and the aggregate projected fiscal year revenues of KB Toys and KBkids.com are $2,000,000,000, then our projected fiscal year revenues would be 5% of the aggregate projected fiscal year revenues of KB Toys and KBkids.com. Assuming our actual revenues for the preceding fiscal year were $75,000,000, the supply agreement formula would yield a factor of 1.5. Therefore, our actual allocation of popular products would be 5% multiplied by the factor of 1.5, resulting in 7.5% of the total units of such toy products ordered being allocated to us. This example is for illustrative purposes only and does not reflect our actual revenues or projections of revenues. Under the supply agreement, KB Toys has agreed to supply toy products to us at their net cost based on its retail inventory method of accounting, less all applicable discounts, plus the direct measurable costs incurred by KB Toys in connection with the purchase, delivery, holding and warehousing of these toy products.

          Domain name agreement. Under our domain name agreement with KB Toys, we have the exclusive right to use the following domain names to operate an online retail website that features children's products: kbkids.com, kbtoy.com, kbtoys.com, toyworks.com, kbtoyworks.com, kbtoyoutlet.com, kbtoyoutlets.con, kaybeetoys.com, kaybeetoys.net and kaybeetoys.org. We are not required to make any royalty payments under the domain name agreement on a going-forward basis. However, upon termination of the agreement, we have the option to purchase the kbkids.com domain name, together with the KBkids trade name, from KB Toys for $100,000.

          Sublicense agreement. Under our sublicense agreement with KB Toys, we have the non-exclusive right to use approximately 50 trademarks, service marks, copyrights and associated goodwill in connection with the operation of an Internet website selling children's products, including the KBkids.com, KB Toy and KB Toys trade names. We are not required to make any royalty payments under the sublicense agreement on a going-forward basis. However, upon termination of the agreement, we have the option to purchase the KBkids trade name, together with the kbkids.com domain name, from KB Toys for $100,000.

     EMPLOYMENT AGREEMENTS. KBkids.com LLC has employment agreements with Messrs. Srinivasan, Wagner and other key employees. You should read the information contained in "Management -- Employment Arrangements" for a description of the terms of these agreements. In addition, KBkids.com LLC has entered into employment agreements with its other key employees.

COMPETITION

     There is extreme competition within the children's toy, video game, software and video retailing industries. Additionally, the online commerce market presents new, rapidly evolving competitive challenges of its own. We anticipate that competition will only intensify in the future, because, among other reasons, current and new competitors can enter our market with little difficulty and can open new online stores at a relatively low cost. The result of this increased competition may be price reductions, reduced gross margins and loss of market share, any of which could seriously harm our net sales and results of operations.

     Our current or potential competition includes: traditional store-based toy and children's product retailers, major discount retailers, traditional software and video game retailers, online efforts of the traditional store-based retailers, other online retailers that sell children's products, physical and online stores of entertainment entities that sell and license children's products, catalog retailers of children's products, vendors of children's products that currently sell or may in the future sell some or all of their products directly online, Internet portals and online service providers that feature shopping services that include children's products and various smaller online retailers of children's specialty products.

     We believe that the following are principal competitive factors in our market:

     - brand recognition;

     - selection;

     - convenience;

     - price;

     - speed and accessibility;

     - level of customer service;

     - ease of search tools;

     - quality of site content; and

     - reliability and speed of order delivery.

     Many present and future online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these competitors can devote substantially more resources to online store development than we can. It is also quite possible that competition will further intensify due to the formation of business combinations or alliances among established and financially sound entities, our online competitors or children's toy, video game, software and video publishers or suppliers as the use of the Internet and other online services increases.

     Our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently or adopt more aggressive pricing or inventory availability policies than we can. In addition, traditional store-based retailers enable customers to see and feel products in a manner that is not possible over the Internet. Traditional catalog retailers also provide customers with convenient service. Additionally, increased competition may stem from the announcement or introduction of new or enhanced sites, services and products by our competitors, from new technologies or the expansion of existing technologies or from our expansion into new product categories. Finally, vendors and manufacturers of toys, including some of those that do business with us, may compete directly with us online.

GOVERNMENT REGULATION

     At present we are not subject to direct federal, state or local regulation relating to the Internet. However, Internet popularity is increasing. Therefore, we may see the adoption of laws and regulations relating to Internet issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, more stringent consumer protection laws may result from electronic commerce growth. Several states have proposed legislation to limit the uses of personal user information gathered online or to require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. However, we do not currently provide personal information regarding our users to third parties. If such consumer protection laws were enacted, compliance requirements could disrupt our business.

     It is unclear how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. Generally, most of these laws were enacted before the emergence of the Internet. As a result, the existing laws typically do not contemplate or address the specific Internet and Internet technology issues. As laws change in order to address such issues, market uncertainty may result. Such uncertainty could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     In addition, because our services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that we are required to qualify to do business in each such state or foreign country. We are qualified to do business only in Colorado, Virginia and Massachusetts. Failing to qualify in a jurisdiction, where required to do so, could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in those jurisdictions. Furthermore, the application of laws or regulations from jurisdictions whose laws do not currently apply to our business could have a material adverse effect on our business and financial condition.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a materially adverse effect on us.

INTELLECTUAL PROPERTY

     Under our domain name agreement with KB Toys, we have the exclusive right to use the following domain names to operate an online retail website that features children's products: kbkids.com, kbtoy.com, kbtoys.com, toyworks.com, kbtoyworks.com, kbtoyoutlet.com, kbtoyoutlets.com, kaybeetoys.com, kaybeetoys.net and kaybeetoys.org.

     Under our sublicense agreement with KB Toys, we have the non-exclusive right to use approximately 50 trademarks, service marks, copyrights and associated goodwill in connection with the operation of an Internet website selling children's products, including the KBkids.com, KB Toy and KB Toys trade names. See "-- Related Party Agreements" and "Certain Transactions -- Arrangements with Consolidated" for a description of the terms of these agreements.

     Despite efforts by KB Toys to protect these proprietary rights through the use of trademarks, trade secrets and copyright law, and our efforts to protect our proprietary rights through confidentiality agreements and technical measures, unauthorized parties may attempt to copy aspects of our online store or obtain and use information that we regard as proprietary. Policing unauthorized use of proprietary rights is difficult. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our online store is available. In addition, the relationship between regulations governing domain names and laws protecting trademarks and other proprietary rights is unclear.

     We cannot be sure that the steps taken by us will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. Misappropriation of our intellectual property or potential litigation could have a negative impact on our business.

EMPLOYEES

     As of December 31, 1999, we had 111 full-time and 2 part-time employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

     From time to time, we also employ independent contractors to support our permanent staff in various departments, including technology, product and content development.

FACILITIES

     Our corporate offices are located in Denver, Colorado, where we lease 21,464 square feet under a lease that expires in January 31, 2005. We also lease an additional 5,800 square feet in Denver, Colorado under a lease that expires on October 31, 2003. We believe our existing facilities, along with options to lease an additional 47,334 square feet in our corporate office building, are adequate to meet our current requirements and that suitable additional or substitute space will be available as needed.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding our directors, executive officers and other key employees as of January 17, 2000.

NAME                                        AGE                     POSITION
----                                        ---                     --------
EXECUTIVE OFFICERS AND DIRECTORS
Srikant Srinivasan........................  34     Chief Executive Officer, President,
                                                     Chairman and Director
Michael Wagner............................  38     Chief Financial Officer, Treasurer and
                                                   Secretary
Cecilia Atkinson..........................  45     Vice President -- Marketing
Shawn Davison.............................  32     Vice President -- Technology
John Jolly................................  48     Vice President -- Operations
David Novitsky............................  34     Vice President -- Merchandising
Marty Smuin...............................  32     Vice President -- Business Development
Scott Wilder..............................  38     Vice President -- Product Development
Scott Beck................................  41     Director
Albert Bell...............................  39     Director
Michael Glazer............................  51     Director
Michael Potter............................  38     Director

  Biographical Information

     Srikant Srinivasan. Mr. Srinivasan has been a member of our board of directors since January 2000 and has been a member of the board of managers of KBkids.com LLC since June 25, 1999. Mr. Srinivasan joined KBkids in June 1999 as Chief Executive Officer, President and Chairman. Prior to joining KBkids, Mr. Srinivasan served as the President and Chief Executive Officer of BrainPlay.com, Inc. since July 1997, and served as Chief Executive Officer since July 1996. Mr. Srinivasan co-founded BrainPlay.com in July 1996. From February 1993 to March 1996, Mr. Srinivasan served in various capacities with US West, most recently as General Manager at US West Interactive Services, which is now known as MediaOne Interactive Services, and earlier as Director of Marketing and Business Development at US West Multimedia Group. Mr. Srinivasan has also held various positions with McKinsey & Company. Mr. Srinivasan holds a B.S. in Electrical Engineering from the Indian Institute of Technology and an M.B.A. from the Wharton School of the University of Pennsylvania.

     Michael Wagner. Mr. Wagner joined KBkids in June 1999 as Chief Financial Officer, Treasurer and Secretary. Prior to joining KBkids, from August 1998 to June 1999, he served as Vice President of Strategic Planning and Investor Relations at Consolidated and, from February 1997 to July 1998, he served as Director of that same department of Consolidated. Prior to that, from May 1994 to January 1997, Mr. Wagner served as Assistant Treasurer of Consolidated. Mr. Wagner holds a B.S. in Accounting from Marquette University and has been a Certified Public Accountant since 1987.

     Cecilia Atkinson. Ms. Atkinson joined KBkids in July 1999 as Vice President of Marketing. Prior to joining KBkids, from February 1998 to July 1999, Ms. Atkinson served as Director of Marketing at Horizon Organic Dairy. Prior to that she directed marketing efforts at Celestial Seasonings as Senior Director of Marketing from January 1996 to November 1997 and as Director of Marketing from July 1995 to December 1996. From July 1987 to April 1995, Ms. Atkinson held key marketing positions with Warner Lambert, serving most recently as Business Director. Prior to that time, Ms. Atkinson held product management positions at Johnson & Johnson and Nabisco. Ms. Atkinson holds a B.S. in Food Marketing from St. Joseph's University.

     Shawn Davison. Mr. Davison joined KBkids in June 1999 as Vice President of Technology. Prior to joining KBkids, from January 1998 to June 1999, he served as Vice President of Technology and Operations at BrainPlay.com. Prior to joining BrainPlay.com, from June 1996 to January 1998, he served as Senior Consultant and Architect at Bold Tech Systems. Prior to joining Bold Tech Systems, from January 1995 to June 1996, he served as Service Architect and Development Lead at US West !nterprise Networking Services. Mr. Davison has M.S. in Telecommunications from the University of Colorado at Boulder and a B.S. in Computer Information Systems from DeVry Institute of Technology, Phoenix, Arizona.

     John Jolly. Mr. Jolly joined KBkids in June 1999 as Vice President of Operations. Prior to joining KBkids, from January 1991 to June 1999. Mr. Jolly was with QVC, the electronic retailing subsidiary of Comcast Corp., serving most recently as its Vice President/General Manager of Operations. From October 1988 to January 1991, Mr. Jolly served as Director of Distribution for QVC Jewelry. From September 1985 to October 1988, Mr. Jolly served as Director of Distribution for Franklin Mint. Mr. Jolly holds a B.S. in Business Administration and Management from LaSalle University.

     David Novitsky. Mr. Novitsky joined KBkids in September 1999 as Vice President of Merchandising. Prior to joining KBkids, from June 1995 to September 1999, he served as Vice President of Sales and Marketing at Peachtree Playthings Incorporated. Prior to joining Peachtree Playthings, from March 1991 to May 1995, Mr. Novitsky served in various capacities, including as a senior buyer, at KB Toys. Mr. Novitsky holds a B.S. in Marketing from The Pennsylvania State University.

     Marty Smuin. Mr. Smuin joined KBkids in November 1999 as Vice President of Business Development. Prior to joining KBkids, from May 1998 to November 1999, Mr. Smuin held various positions, including Vice President of Strategic Alliances and Content Productions, at the Internet Shopping Network, the Internet retailing operations subsidiary of USA Networks, Inc. Prior to joining the Internet Shopping Network, from April 1997 to April 1998, Mr. Smuin served as Director of New Business Development and General Manager of the HSN Institute, the Home Shopping Network's product sourcing, development and research center, a division of USA Networks, Inc. Prior to joining the Home Shopping Network, from January 1997 to March 1997, he worked as a consultant in Hong Kong. Prior to this, from December 1995 to December 1996, he served as the Manager of New Market Development at QVC, the electronic retailing subsidiary of Comcast Corp. In addition, Mr. Smuin also worked as Director of International Business Development at Network Trade Associates, a consulting firm specializing in international market penetration, from December 1993 to December 1995. Prior to this, Mr. Smuin worked for the Oklahoma Department of Commerce, International Investment and Trade Division. Mr. Smuin holds two degrees, a B.S. in Business and a B.A. in Spanish/Latin American Studies, from the University of Oklahoma. For two years prior to attending the University of Oklahoma, Mr. Smuin served as a U.S. missionary to South America.

     Scott Wilder. Mr. Wilder joined KBkids in June 1999 as Vice President of Product Development. Prior to joining KBkids, he was a consultant to BrainPlay.com from February 1999 to June 1999. Prior to that time, from July 1997 to February 1999, Mr. Wilder served as Director of Internet Services for Borders.com. From January 1996 to January 1997, Mr. Wilder held key e-commerce and product development positions at America Online's Internet properties, GNN and WebCrawler. From January 1993 to December 1996, Mr. Wilder held key development positions at Apple Computer. Prior to joining Apple Computer, Mr. Wilder worked at Silicon Graphics, Inc. and at American Express. Mr. Wilder holds a B.A. in English from Vassar College, an M.A. in International Studies from The Johns Hopkins University and an M.B.A. from New York University.

     Scott Beck. Mr. Beck has been a member of our board of directors since January 2000 and has been a member of the board of managers of KBkids.com LLC since June 25, 1999. Mr. Beck is the founder and Chief Executive Officer of Tango, a private investment firm in Boulder, Colorado. He was a Chairman or Co-Chairman of the board of directors of Boston Chicken, Inc. from June 1992 until May 1998 and Chief Executive Officer or President of Boston Chicken, Inc. from June 1992 until October 1997. Boston Chicken, Inc. filed for bankruptcy on October 5, 1998. Mr. Beck served as Chairman of the board of directors of Einstein/Noah Bagel Corp. from July 1996 until May 1998 and served as a director from March 1995 until May 1998. Since February 1998, Mr. Beck has been a member of the board of directors for Hollywood Entertainment Corporation. Prior to that time, Mr. Beck was Vice Chairman of the board of Blockbuster Entertainment Corporation from September 1989 until his retirement in January 1992 and Chief Operating Officer of Blockbuster Entertainment Corporation from September 1989 to January 1991. Mr. Beck holds a B.S. in Business Administration from Southern Methodist University.

     Albert Bell. Mr. Bell has been a member of our board of directors since January 2000 and has been a member of the board of managers of KBkids.com LLC since June 25, 1999. Mr. Bell has been a member of Consolidated's in-house legal department since January 1987. Since February 1998, he has served as its Executive Vice President, Secretary and General Counsel. Prior to that time, from February 1992 to February 1998, he served as Senior Vice President, Secretary and General Counsel. Mr. Bell holds a J.D. from Capital University and a B.A. in English from The Ohio State University.

     Michael Glazer. Mr. Glazer has been a member of our board of directors since January 2000. Mr. Glazer has been President and Chief Executive Officer of KB Toys since May 1996. Prior to that, from May 1995 to May 1996, he was President of Consolidated. From August 1990 to February 1995, Mr. Glazer was President of The Bombay Company. Mr. Glazer is a director of both Consolidated and Brookstone, Inc. Mr. Glazer holds a B.S. from University of California at Berkley and an M.B.A. from Columbia University.

     Michael Potter. Mr. Potter has been a member of our board of directors since January 2000 and has been a member of the board of managers of KBkids.com LLC since June 25, 1999. Mr. Potter has been with Consolidated since September 1991. Most recently, since February 1998, he has served as its Executive Vice President and Chief Financial Officer. From April 1994 to February 1998, he served as Senior Vice President and Chief Financial Officer. Mr. Potter holds an M.B.A. from Capital University and a B.S. in Finance and Management from the University of Oregon.

BOARD OF DIRECTORS

     Following this offering, our board will consist of seven directors. Our board of directors currently consists of five directors. Prior to consummation of this offering, our board of directors will increase the size of the board to seven directors. Shortly after the consummation of this offering, we will elect two independent directors to fill the additional positions. Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified.

  Audit Committee

     We have established an audit committee composed of independent directors that reviews and supervises our financial controls, including the selection of our auditors, reviews our books and accounts, meets with our officers regarding our financial controls, acts upon recommendations of our auditors and takes further actions as the audit committee deems necessary to complete an audit of our books and accounts, as well as other matters that may come before it or as directed by the board. The audit committee currently consists of three
directors, Messrs. Beck,                and                .

  Compensation Committee, Interlocks and Insider Participation

     We have also established a compensation committee that reviews and approves the compensation and benefits for our executive officers, administers our stock plans and performs other duties as may from time to time be determined by the board. The compensation committee currently consists of three directors, Messrs.
Bell,                and                . None of our compensation committee
members is an employee of, or ever was an employee of, KBkids. Mr. Bell is an executive officer of Consolidated and KB Toys and is a director of KB Toys. See "Risk Factors -- Risks Related to Our Relationship with Consolidated." None of our executive officers serves on the board of directors or compensation committee of any entity, including Consolidated, that has one or more executive officers serving as a member of our board or our compensation committee.

  Compensation of Directors

     Directors who are not officers and who are not involved in the daily affairs of managing us, KBkids.com LLC or KB Toys receive an annual retainer of $18,000, plus $1,000 for each board meeting attended and $500 for each committee meeting attended. Such directors constitute outside directors. Our directors who are not outside directors do not currently receive any cash compensation from us for their service as members of the board of directors. All directors are reimbursed for travel and lodging expenses for attending board and committee meetings. In addition, outside directors will be eligible to receive option grants under our stock option plan at the discretion of the board or other administrator of the plan.

EXECUTIVE OFFICERS

     Upon the completion of this offering, we will issue stock options to
acquire           shares of our common stock to our executive officers at an exercise price per share equal to the initial public offering price. Such options will vest in equal monthly installments over a period of four years beginning after the executive officer has been employed by us for one year.

     Our executive officers are appointed by and, subject to the terms of their employment agreements, serve at the discretion of, our board of directors. There are no family relationships among any of our directors, officers or key employees.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     All of our executive officers began to work for us after March 31, 1999. Accordingly, the following table sets forth the annualized salary and the compensation we have paid since our inception in June 1999 through December 31, 1999 to our Chief Executive Officer and our four other most highly compensated executive officers, based on current compensation. These five executive officers will be referred to as the named executive officers. During this period, the named executive officers were compensated in accordance with our plans and policies.

     The named executive officers will serve as officers of both KBkids.com LLC and KBkids.com Inc. after this offering.

     In June 1999, Mr. Srinivasan joined us as our Chief Executive Officer, Mr. Wagner joined us as our Chief Financial Officer and Mr. Wilder joined us as our Vice President -- Product Development. In addition, Mr. Novitsky joined us as our Vice President -- Merchandising in September 1999, and in November 1999, Mr. Smuin joined us as our Vice President -- Business Development.

     No individual who would otherwise have been includable in the table on the basis of salary and bonus earned during 1999 has resigned or otherwise terminated his or her employment during 1999.

                                                                 LONG-TERM
                                                               COMPENSATION
                                  ANNUAL COMPENSATION             AWARDS
                            -------------------------------   ---------------   SECURITIES
NAME AND PRINCIPAL          ANNUALIZED                         OTHER ANNUAL     UNDERLYING      ALL OTHER
POSITION                    SALARY(1)    SALARY    BONUS(2)   COMPENSATION(3)   OPTIONS(#)   COMPENSATION(4)
------------------          ----------   -------   --------   ---------------   ----------   ---------------
Srikant Srinivasan........   $200,000    $77,885        --        $4,004          875,000        $ 2,538
Chief Executive Officer
Michael Wagner............    185,000     70,096        --         9,338          200,000         39,539
Chief Financial Officer
Scott Wilder..............    130,000     67,500        --         3,490          200,000          2,200
Vice President -- Product
  Development
Marty Smuin...............    150,000     25,962        --           431          150,000             --
Vice President -- Business
  Development
David Novitsky............    160,000     32,308    10,769         2,168          125,000          2,830
Vice President --
  Merchandising

---------------
(1) Includes guaranteed minimum annual bonus amounts.

(2) Annual bonuses have not been paid since our inception in June 1999, except for the bonus paid to Mr. Novitsky as required by the terms of his employment agreement. However other bonuses may be paid after March 31, 2000. In addition, Mr. Wilder will receive a one-time bonus of $10,000 payable as of June 25, 2000, and Mr. Smuin will receive a one-time bonus of $20,000 payable in three equal installments through June 30, 2000.

(3) Other annual compensation is comprised of a car allowance, long term disability benefits and, except for Mr. Smuin, executive medical benefits.

(4) All other compensation is comprised of our 401(k) matching contributions, however, with regard to Mr. Wagner and Mr. Novitsky, relocation expenses of $37,254 and $1,538, respectively, are also included.

  Option Grants in Last Fiscal Year

     There were no stock options or stock appreciation rights granted as of March 31, 1999. Accordingly, the following table sets forth information with respect to stock options granted through January 26, 2000 to each of our named executive officers, including the potential realizable value over the term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. All of these options have been granted since April 1, 1999. No stock appreciation rights have been granted.

                                                                                       POTENTIAL REALIZABLE
                                                                                      VALUE AT ASSUMED ANNUAL
                                                  INDIVIDUAL GRANTS(1)                 RATES OF STOCK PRICE
                                      ---------------------------------------------      APPRECIATION FOR
                        SECURITIES                                                        OPTION TERM (2)
                        UNDERLYING      % OF TOTAL         EXERCISE                   -----------------------
                          OPTIONS     OPTIONS GRANTED       PRICE        EXPIRATION       5%          10%
NAME                    GRANTED(#)     TO EMPLOYEES         ($/SH)          DATE         ($)          ($)
----                    -----------   ---------------   --------------   ----------   ----------   ----------
Srikant Srinivasan...     875,000             18.3%          2.85          7/06/09     1,568,262    3,974,425
Michael Wagner.......     200,000              4.2%          2.85          7/06/09       358,460      908,440
Scott Wilder.........     200,000              4.2%          2.85          7/06/09       358,460      908,440
                            6,000      less than 1%          0.70          4/12/04         1,160        2,564
                            2,258      less than 1%          0.70          5/12/04           369          965
Marty Smuin..........     150,000              3.1%          2.85         11/01/09       268,845      681,330
David Novitsky.......     125,000              2.6%          2.85          9/24/09       224,037      567,775

---------------
(1) All options with an exercise price of $2.85 per unit are options to purchase units in KBkids.com LLC and will be replaced with options to purchase common stock at the same exercise price concurrently with completion of this offering. All options with an exercise price of $0.70 per share are options to purchase shares of common stock in BrainPlay.com and will be replaced with options to purchase common stock in connection with the merger of BrainPlay.com with a wholly-owned subsidiary of KBkids.com Inc. at an
    exchange ratio of      shares of common stock for each share of
    BrainPlay.com common stock along with a corresponding adjustment in exercise price. All replacement options will have the same vesting period and expiration date as the options they replace.

(2) The potential realizable values represent future opportunity and have not been reduced to present value in 1999 dollars. The dollar amounts included in these columns are the result of calculations at assumed rates set by the Commission for illustration purposes. These rates are not intended to be a forecast of the common stock price and are not necessarily indicative of the values that may be realized by the named executive officer. The potential realizable values are based on arbitrarily assumed annualized rates of stock price appreciation of 5% and 10% over the full ten-year term of the options. For example, in order for an individual named above who received options with an exercise price of $2.85 per share to realize the potential values set forth in the 5% and 10% columns in the table above, the price per share of the common stock would have to be approximately $4.64 and $7.39, respectively.

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

     None of our executive officers exercised any options during the fiscal year ended March 31, 1999 nor were any options outstanding as of March 31, 1999. Therefore, the following table sets forth information concerning the exercise of stock options and the numbers and value of shares of common stock underlying the unexercised options held by the named executive officers to date. The value of unexercised in-the-money options at January 17, 2000 is calculated on the basis
of the assumed initial offering price of $          , less the aggregate
exercise price of the options.

                                                          NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED               IN-THE-MONEY OPTIONS
                         SHARES                        OPTIONS AT JANUARY 17, 2000             AT JANUARY 17, 2000
                       ACQUIRED ON       VALUE      ---------------------------------   ---------------------------------
        NAME           EXERCISE(#)    REALIZED($)   EXERCISABLE(#)   UNEXERCISABLE(#)   EXERCISABLE($)   UNEXERCISABLE($)
        ----           -----------    -----------   --------------   ----------------   --------------   ----------------
Srikant Srinivasan...    225,000(1)     468,000         145,833           729,167
Michael Wagner.......          0              0               0           200,000             0
Scott Wilder.........          0              0           8,258(2)        200,000
Marty Smuin..........          0              0               0           150,000             0
David Novitsky.......          0              0               0           125,000             0

---------------
(1) Represents 225,000 shares of BrainPlay.com common stock received upon exercise of an option at an exercise price of $0.77 per share.

(2) Represents options to purchase shares of BrainPlay.com common stock.

EMPLOYMENT ARRANGEMENTS

  General

     All of our named executive officers have employment agreements with KBkids.com LLC. These employment agreements will be amended and restated by KBkids.com LLC and KBkids.com Inc. in connection with this offering to add us as a party. The officers will serve as officers of both KBkids.com LLC and KBkids.com Inc.

  Employment Agreements, Termination Provisions and Severance Arrangements

     Srikant Srinivasan, Chief Executive Officer

     Mr. Srinivasan's employment agreement dated June 25, 1999 has an initial term of two years and will automatically renew for additional one-year terms until it is terminated by either party. Under the agreement, Mr. Srinivasan receives an annual base salary of $150,000, which cannot be reduced, and a guaranteed annual bonus of between $50,000 and $100,000 based on the achievement of milestones mutually agreed to by KBkids and him at the beginning of each fiscal year. Additionally, if KBkids does not enter into a capital markets transaction, such as this initial public offering, before June 25, 2002, then Mr. Srinivasan will have the option to sell to KBkids his ownership interest in BrainPlay.com for $1.9 million plus any cash contributions to KBkids made by him after June 25, 1999. Mr. Srinivasan's employment may be terminated by KBkids in the case of his death or disability or for cause, and it may be terminated by him for good reason. A good reason includes a material reduction in his position, duties, salary or benefits, a relocation of our headquarters more than 50 miles from Denver, Colorado or a material breach of the employment agreement by us that is not cured within 30 days after written notice. Any termination for cause must be approved by at least 80% of our board of directors. If his employment is terminated by KBkids without cause or by him for good reason, Mr. Srinivasan will be entitled to receive his annual base salary for 24 months after being terminated, any unpaid bonus and continued participation in all employee benefit plans or programs in which he was participating when he was terminated for up to 24 months. Under the terms of Mr. Srinivasan's option award agreement with KBkids.com LLC, if his employment is terminated by KBkids for cause or by him for good reason, any unvested options immediately vest on the date of termination. In addition, if KBkids does not renew his employment agreement, Mr. Srinivasan will be entitled to receive the same payments and benefits that would have been received if he had been terminated without cause. The employment agreement requires Mr. Srinivasan not to compete during the term of his employment and for two years after its termination and not to disclose confidential information at any time.

     Michael Wagner, Chief Financial Officer

     Mr. Wagner's employment agreement dated June 25, 1999 has an initial term of two years and will automatically renew for additional one-year terms until it is terminated by either party. Under the agreement, Mr. Wagner receives an annual base salary of $135,000, which cannot be reduced, and a guaranteed annual bonus of between $50,000 and $100,000 based on the achievement of milestones mutually agreed to by KBkids and him at the beginning of each fiscal year. Mr. Wagner's employment may be terminated by KBkids in the case of his death or disability or for cause, and it may be terminated by him for good reason. A good reason includes a material reduction in his position, duties, salary or benefits, a relocation of our headquarters more than 50 miles from Denver, Colorado or a material breach of the employment agreement by us that is not cured within 30 days after written notice. Any termination for cause must be approved by at least 80% of our board of directors. If his employment is terminated by KBkids without cause or by him for good reason, Mr. Wagner will be entitled to receive his annual base salary for 12 months after being terminated, however, he will be entitled to receive his annual base salary for 18 months if termination occurs during the first year of his employment agreement. In addition, he will be entitled to receive any unpaid bonus and continued participation in all employee benefit plans or programs in which he was participating when he was terminated for up to one year, or for up to 18 months if he is terminated during the first year of the employment agreement. In addition, if KBkids does not renew his employment agreement, Mr. Wagner will be entitled to receive the same payments and benefits that he would have received if he had been terminated without cause. The employment agreement requires Mr. Wagner not to compete during the term of his employment and for one year after its termination and not to disclose confidential information at any time.

     Scott Wilder, Vice President -- Product Development

     Under his employment agreement dated June 25, 1999, Mr. Wilder serves as our Vice President -- Product Development. Under the agreement, Mr. Wilder receives an annual base salary of $130,000, and an annual first-year bonus equal to .06% of the net revenues of KBkids.com LLC, which bonus will be set by KBkids after the first year. Mr. Wilder also will receive a one-time bonus of $10,000 upon completion of his first year of employment. Mr. Wilder's employment can be terminated by KBkids in the case of his death or disability, or may be terminated by either party on 30 days prior written notice. If his employment is terminated by either party on 30 days prior written notice, he will be entitled to receive his annual base salary for 12 months after termination unless employed by a subsequent employer during the 12-month period, any unpaid bonus and continued participation in all employee benefit plans or programs in which he was participating when his employment terminated for up to 12 months. The employment agreement requires Mr. Wilder not to compete during the term of his employment and for one year after its termination and not to disclose confidential information at any time.

     Marty Smuin, Vice President -- Business Development

     Mr. Smuin serves as our Vice President -- Business Development under a letter agreement with KBkids effective as of November 1, 1999. The agreement may be terminated at any time by either party. Under the agreement, Mr. Smuin receives an annual base salary of $150,000, and an annual bonus of up to 25% of the annual base salary based on the achievement of goals to be established by Mr. Smuin and us. Mr. Smuin is also entitled to receive a one-time bonus of $20,000 to be paid in three installments, on December 31, 1999, March 31, 2000 and June 30, 2000. If his employment is terminated by KBkids, except for cause, Mr. Smuin will be entitled to receive a lump sum severance payment equal to six months of his then current base salary. The agreement requires Mr. Smuin not to compete during the term of his employment and for six months after its termination. As a condition to his employment, Mr. Smuin also executed a nondisclosure and assignment of inventions agreement. The agreement requires Mr. Smuin not to disclose confidential information at any time during his employment and for three years after termination of employment and assigns to us all inventions developed by Mr. Smuin during his term of employment.

     David Novitsky, Vice President -- Merchandising

     Mr. Novitsky serves as our Vice President -- Merchandising under a letter agreement with KBkids dated September 2, 1999. The agreement may be terminated at any time by either party. Under the agreement, Mr. Novitsky receives an annual base salary of $120,000, and a guaranteed annual minimum bonus of $40,000. The bonus will be paid bi-monthly, in equal amounts. The agreement requires Mr. Novitsky not to compete during the term of his employment and for six months after its termination. As a condition to his employment, Mr. Novitsky also executed a nondisclosure and assignment of inventions agreement. The agreement requires Mr. Novitsky not to disclose confidential information at any time during his employment and for three years after termination of employment and assigns to us all inventions developed by Mr. Novitsky during his term of employment.

INCENTIVE PLANS

     Our stock option plan is intended to encourage ownership of common stock by our officers and other key employees and advisors, to encourage their continued employment with us and to provide them with additional incentives to promote our success.

     Our stock option plan authorizes the grant to officers, key employees, consultants and directors of us or of KBkids.com LLC of awards consisting of "incentive stock options," as that term is defined under the provisions of section 422 of the Code, and non-qualified stock options. There were shares of Class A common stock available for granting awards under our stock option plan. The compensation committee of the Board administers the stock option plan and has sole discretion to determine those employees to whom awards will be granted, the number of awards granted, the provisions applicable to each award and the time periods during which awards may be exercisable. Our stock option plan is substantially the same as the KBkids.com LLC Option Plan established by KBkids.com LLC. Our stock option plan provides for the grant of replacement options to persons who received options under the KBkids.com LLC Option Plan and to persons who received options under BrainPlay.com's stock option plan. In connection with the consummation of this offering, we will issue replacement options to all holders of outstanding options under the KBkids.com LLC Option Plan and the BrainPlay.com stock option plan. We will contribute all proceeds received by us upon the exercise of options under our stock option plan to KBkids.com LLC in exchange for an equivalent number of membership units at a price per membership unit equal to the exercise price of such option.

     The compensation committee of the board may grant incentive stock options, non-qualified stock options, or a combination of the two. Options granted are exercisable for a term of up to ten years from the grant date. The exercise price of each incentive stock option may not be less than the fair market value of the Class A common stock at the date of grant. Under our stock option plan, fair market value is generally the closing price on the date immediately preceding the date of grant. For any stockholder possessing more than 10% of the combined voting power of all classes of our capital stock, or, if applicable, our parent's or subsidiary's capital stock, the exercise price of each incentive stock option granted must not be less than 110% of the fair market value on the grant date, and the option cannot be exercisable more than five years after the grant date. In addition, no employee may be granted an incentive stock option to the extent the aggregate fair market value, as of the grant date, of the stock with respect to which incentive stock options are first exercisable by such employee during any calendar year exceeds $100,000.

     Awards granted under our stock option plan are subject to adjustment upon a recapitalization, stock split, stock dividend, merger, reorganization, liquidation, extraordinary dividend or other similar event affecting the common stock. Except as otherwise provided in a particular option agreement, an award is not transferable, other than by will or the laws of descent and distribution or, in some circumstances, pursuant to a qualified domestic relations order. An option award may be exercised during the lifetime of the holder of the award, only by the holder, except as otherwise provided in a particular option agreement, or the holder's personal representative in the event of disability.

     Our stock option plan terminates on             , 2010, and awards will not
be granted under it after that date, although the terms of any award may be amended in accordance with the stock option plan at any date prior to the end of the term of such award. Any awards outstanding at the time of termination of the stock option plan continue in full force and effect according to the terms and conditions of the award and the stock option plan.

     Our stock option plan may be amended by our board, but no amendment may impair any rights of any holder of an award previously granted under the stock
option plan without that holder's consent. As of                , options for
               Class A common shares were outstanding, options for
               Class A common shares had been granted and exercised, and options
for                Class A common shares were unissued.

LIMITATION OF LIABILITIES AND INDEMNIFICATION MATTERS

     Our certificate of incorporation provides that the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. Under the Delaware General Corporation Law, the directors have a fiduciary duty to us which is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available.

     Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers to purchase insurance to cover liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for the payment of dividends or approval of stock repurchases or redemptions that are prohibited by the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     The Delaware General Corporation Law provides further that the indemnification will not be exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. Our certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that we shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that person is or was our director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification will be against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding.

     Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers, in addition to the indemnification provided for in our restated certificate of incorporation. These indemnification agreements will contain provisions that may require us to, among other things:

        - indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature;

        - advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and

        - obtain directors' and officers' insurance if available on reasonable terms.

     We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. In addition, we intend to obtain liability insurance for our directors and officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation or under the indemnification agreements referred to above. We are not aware of any threatened litigation or proceeding that may result in a claim for this type of indemnification.

                             PRINCIPAL STOCKHOLDERS

     In general, "beneficial ownership" includes those shares a stockholder has the power to vote or transfer and stock options or other securities that are convertible into shares within 60 days. After this offering, we will have
outstanding                shares of Class A common stock and one share of Class
B common stock. The information presented in the following table assumes the conversion of BrainPlay.com common stock into shares of Class A common stock in the merger of the wholly-owned subsidiary of KBkids.com with and into BrainPlay.com, the issuance by KBKids.com Inc. of replacement options for outstanding options to purchase membership units in KBkids.com LLC and options to purchase shares of BrainPlay.com common stock and the contribution by KB Online of one membership unit to KBkids.com Inc. in exchange for one share of Class B common stock. Unless otherwise indicated, these stockholders may be reached at our headquarters located at 1099 Eighteenth Street, Suite 1000, Denver, Colorado 80202. As used in the following table, an asterisk in the Percentage of Outstanding Stock column means less than 1%.

                        CLASS A     CLASS B    OPTIONS/WARRANTS     TOTAL      PERCENTAGE OF       PERCENTAGE OF
                        SHARES      SHARES       EXERCISABLE      BENEFICIAL    OUTSTANDING      OUTSTANDING STOCK
BENEFICIAL OWNER         OWNED       OWNED      WITHIN 60 DAYS    OWNERSHIP        STOCK       AFTER THIS OFFERING(1)
----------------       ---------   ---------   ----------------   ----------   -------------   ----------------------
KB Online Holdings
LLC..................          0       1                   (2)             (2)
300 Phillipi Road
Columbus, Ohio 43228                   0
Srikant Srinivasan...  1,368,161       0            194,444       1,562,605
Michael Wagner.......          0       0                  0               0
David Novitsky.......          0       0                  0               0
Marty Smuin..........          0       0                  0               0
Scott Wilder.........          0       0              7,858           7,858
Scott Beck...........    214,325(3)    0                  0         214,325(3)
Albert Bell..........          0       0             55,556          55,556
Michael Glazer.......          0       0             16,667          16,667
Michael Potter.......          0       0             55,556          55,556
All directors and
  executive officers
  as a group (12
  persons)...........

---------------
(1) Reflects our issuance of        shares of Class A common stock in this
    offering and the corresponding issuance by KBkids.com LLC of membership units to us in exchange for the net proceeds of this offering.

(2) Represents ownership of one share of Class B common stock and membership units in KBkids.com LLC, all of which are convertible at any time into shares of Class A common stock on a one-to-one basis.

(3) Represents 214,325 shares of common stock held by Pearl Street Trust, of which Mr. Beck is the primary beneficiary.

                              CERTAIN TRANSACTIONS

ARRANGEMENTS WITH CONSOLIDATED

     We have entered into a number of agreements with Consolidated directly and indirectly through its subsidiaries that are discussed throughout this prospectus. These agreements are the contribution agreement, operating agreement, supply agreement, services agreement, domain name agreement and sublicense agreement. In addition, we have entered into several consulting agreements as a result of the KBkids.com LLC joint venture and this offering. You should carefully consider the terms of these agreements discussed below.

     CONTRIBUTION AGREEMENT. On June 25, 1999, KB Online and BrainPlay.com entered into a contribution agreement regarding their joint venture to form KBkids.com LLC. Under the contribution agreement, KB Online received 80% of the membership units in KBkids.com LLC in exchange for contributing cash and property worth $80,000,000 and intangibles worth $4,000,000. BrainPlay.com received the remaining 20% of the membership units in exchange for contributing substantially all of its assets and liabilities.

     Under this contribution agreement, none of KB Online or its affiliates can sell toy products on the Internet until December 31, 2001, or one year after the completion of a capital markets transaction, such as this offering, whichever comes first. In addition, as long as KB Online owns a majority of the membership interests of KBkids.com LLC, none of KB Online or its affiliates can sell any toy products on the Internet, unless they are "closeouts."

     In connection with the contribution agreement, in June 1999, KBkids.com LLC entered into services, supply, domain name and sublicense agreements with KB Toys and employment agreements with key executives. Each of these agreements were amended and restated in January 2000 in connection with this offering.

     OPERATING AGREEMENT. In connection with this offering, KBkids.com Inc., KB Online and BrainPlay.com will enter into an amended and restated operating agreement, under which we will become the sole manager of KBkids.com LLC. As sole manager of KBkids.com LLC, we will have control over all of the affairs and decision making of KBkids.com LLC. Through our board of directors and our officers, we will be responsible for all operational and administrative decisions of KBkids.com LLC and the day-to-day management of its business. Under the operating agreement, cash will be distributed to members, and profits and losses will be allocated among members in proportion to their number of membership units in KBkids.com LLC. The operating agreement requires KBkids.com LLC to make distributions to its members to cover any tax liabilities incurred by them as a result of their ownership of membership units and contains no limitations on distributions for any other purpose.

     SERVICES AGREEMENT. Under our services agreement with KB Toys, KB Toys has agreed to provide us with various services as we may request, including:

     - customer returns;

     - inventory liquidation;

     - defective product disposal;

     - advertising;

     - management and employee training;

     - payroll and payroll tax processing;

     - legal services;

     - licensing;

     - accounting and tax services;

     - corporate, administrative and general overhead services;

     - toy research;

     - data access; and

     - purchasing and quality control.

We are entitled to use copies of marketing and related materials that are developed and produced by KB Toys and that concern our toy products.

     For each of these services, we pay KB Toys an amount equal to its direct out-of-pocket expenses paid to third parties plus any other expenses incurred by KB Toys that otherwise would not have been incurred and an amount equal to 3.5% of the direct out-of-pocket expenses paid to third parties. If any individual expense is greater than $25,000, KB Toys has agreed to notify us before incurring this expense, and we will have ten days to advise KB Toys whether the expense should be incurred. The services agreement terminates when Consolidated no longer owns at least 10% of KBkids.com LLC or our common stock and when Consolidated no longer owns securities of KBKids.com with a market value of at least $100,000,000, and may also be terminated earlier by KB Toys upon an event of our bankruptcy or insolvency or a default under the agreement that is not cured within 30 days after written notice of default. We may terminate the services agreement at any time upon 60 days written notice of termination to KB Toys. If the services agreement is terminated, we may not be able to obtain similar terms from an unrelated third party.

     SUPPLY AGREEMENT. Under our supply agreement with KB Toys, we can place orders for toy products with KB Toys, and KB Toys has agreed to use its best commercially reasonable efforts to fill our orders. Purchases of popular toy products of limited availability are allocated between us and KB Toys according to an agreed-upon formula set forth in the agreement. Under the supply agreement, KB Toys has agreed to supply toy products to us at their net cost based on its retail inventory method of accounting, less all applicable discounts, plus the direct measurable costs incurred by KB Toys in connection with the purchase, delivery, holding and warehousing of these toy products. The supply agreement terminates when Consolidated no longer owns at least 10% of KBkids.com LLC or our common stock and when Consolidated no longer owns securities of KBKids.com with a market value of at least $100,000,000, and may also be terminated earlier by KB Toys upon an event of our bankruptcy or insolvency, a default under the agreement that is not cured within 30 days after written notice of default or a default under the retail pricing mechanisms in the agreement on at least three occasions each of which is not cured within 15 days after written notice of default. We believe that, due to our relationship with KB Toys, the terms of the supply agreement are more favorable to us than terms we could have obtained in an arms-length transaction with an unrelated third party.

     DOMAIN NAME AGREEMENT. Under our domain name agreement with KB Toys, we have the exclusive right to use the following domain names to operate an online retail website that features children's products: kbkids.com, kbtoy.com, kbtoys.com, toyworks.com, kbtoyworks.com, kbtoyoutlet.com, kbtoyoutlets.com, kaybeetoys.com, kaybeetoys.net and kaybeetoys.org. The domain name agreement is perpetual; however, it terminates when Consolidated no longer owns at least 10% of KBkids.com LLC or our common stock and when Consolidated no longer owns securities of KBKids.com with a market value of at least $100,000,000, and may also be terminated earlier by KB Toys upon an event of our bankruptcy or insolvency, a merger, consolidation or dissolution resulting in termination of the corporate existence, or a default under the agreement that is not cured within 30 days after written notice of default. We are not required to make any royalty payments under the domain name agreement on a going-forward basis. However, upon termination of the agreement, we have the option to purchase the kbkids.com domain name, together with the KBkids trade name, from KB Toys for $100,000.

     SUBLICENSE AGREEMENT. Under our sublicense agreement with KB Toys, we have the non-exclusive right to use approximately 50 trademarks, service marks, copyrights and the associated goodwill in connection with the operation of an Internet website selling children's products, including the KBkids.com, KB Toy and KB Toys trade names. The sublicense agreement is perpetual; however, it terminates when Consolidated no longer owns at least 10% of KBkids.com LLC or our common stock and when

Consolidated no longer owns securities of KBKids.com with a market value of least $100,000,000, and may also be terminated earlier by KB Toys upon an event of our bankruptcy or insolvency, a merger, consolidation or dissolution resulting in termination of the corporate existence, or a default under the agreement that is not cured within 30 days after written notice of default. We are not required to make any royalty payments under the sublicense agreement on a going-forward basis. However, upon termination of the agreement, we have the option to purchase the KBkids trade name, together with the kbkids.com domain name, from KB Toys for $100,000.

     CONSULTING AGREEMENTS. Michael Wagner, our Chief Financial Officer, entered into a consulting agreement with Consolidated on June 25, 1999 to provide investor relations services for Consolidated as requested by Consolidated. Mr. Wagner receives an annual fee of $10,000 for his consulting services. In addition, Mr. Wagner received a one-time, lump sum payment of $87,000 within 30 days after entering into the agreement. The consulting agreement terminates on the earlier of October 15, 2003 or the end of any period during which severance payments are being made to Mr. Wagner under his employment agreement with KBkids. For further discussion of the terms of Mr. Wagner's employment agreement, see "Management -- Employment Arrangements."

     Mr. William Kelley, the Chief Executive Officer and a director of Consolidated, will enter into a consulting agreement with us to provide strategic planning services to us as reasonably requested by our Chief Executive Officer.

AGREEMENTS WITH OFFICERS AND DIRECTORS

     We have entered into employment arrangements with our executive officers. See "Management -- Employment Arrangements" and "Our Business -- Related Party Agreements."

     We have entered into an indemnification agreement with each of our executive officers and directors. See "Management -- Limitation of Liabilities and Indemnification Matters."

     We have entered into noncompetition and confidentiality arrangements with each of our executive officers, including the named executive officers, Ms. Atkinson and Messrs. Jolly and Davison. See "Management -- Employment Arrangements."

     On December 29, 1999, BrainPlay.com made a loan of $173,025 to Mr. Srinivasan for payment of the balance of the exercise price of his BrainPlay.com stock options to acquire 225,000 shares of BrainPlay.com common stock. This loan was made under a promissory note given by Mr. Srinivasan to BrainPlay.com. The note is due and payable in full on June 30, 2001 and bears interest at the rate of 5.74% per year. All accrued interest is due and payable on the maturity date. If Mr. Srinivasan's employment by or association with BrainPlay.com or us is terminated for any reason before maturity, all principal and accrued interest is due and payable 90 days after the termination. This note is secured by a stock pledge agreement which grants BrainPlay.com a first priority security interest in the 225,000 shares of BrainPlay.com acquired upon exercise of the options, plus an additional 60,790 shares of BrainPlay.com owned by Mr. Srinivasan. The loan was approved by the board of directors of BrainPlay.com. As a result of the merger of our wholly-owned subsidiary into BrainPlay.com simultaneously with this offering, we will receive the benefits of this note and stock pledge agreement upon completion of this offering.

     On July 23, 1999, BrainPlay.com issued and sold 225,226 shares of Series B preferred stock for $2.22 per share to Pearl Street Trust, whose principal beneficiary is Mr. Beck, a member of our board of directors and of the board of managers of KBkids.com LLC. We refer you to the more complete discussion of the BrainPlay.com Series B preferred stock in Note 6 of the notes to financial statements of BrainPlay.com.

     We believe that all of the transactions entered into with our officers and directors were made on terms no less favorable to us than could have been otherwise obtained from unaffiliated third parties. It is our intention that all future transactions, including loans, if any, between the company and our officers, directors and principal stockholders and their affiliates and any transactions between the company and any entity with which our officers, directors or 5% stockholders are affiliated will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors of the board of directors and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

               DESCRIPTION OF CAPITAL STOCK AND MEMBERSHIP UNITS

GENERAL

     Our authorized capital stock consists of                shares of Class A
common stock, par value $.01 per share, and one share of Class B common stock, par value $.01 per share.

COMMON STOCK

     As of the completion of this offering there will be                shares
of Class A common stock, or                shares of Class A common stock if the
underwriters exercise their over-allotment option, issued and outstanding, and one share of Class B common stock issued and outstanding and beneficially held of record by KB Online.

     VOTING RIGHTS. The holders of the Class A common stock and the Class B common stock vote together as a single class on all matters except as described below. Each share of Class A common stock entitles its holder to one vote. Each share of Class B common stock entitles its holder to the number of votes equal to the total number of shares of Class B common stock owned by that holder plus the total number of membership units in KBkids.com LLC owned by that holder.

     Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority or, in the case of election of directors, by a plurality of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to the charter must be approved by a majority of the combined voting power of all Class A common stock and Class B common stock, voting together as a single class. However, amendments to the charter that would alter or change the powers, preferences or special rights of the Class A common stock or the Class B common stock so as to affect them adversely must also be approved by a majority of the class to be adversely affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our charter to increase or decrease the authorized shares of any class shall be approved upon the affirmative vote of the holders of a majority of the common stock, voting together as a single class.

     DIVIDENDS. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. KBkids.com LLC does not expect to pay any cash distributions for the foreseeable future, except that KBkids.com LLC, pursuant to its amended and restated operating agreement, is required to pay distributions to its members to the extent necessary to enable the members, including us, to pay taxes incurred with respect to KBkids.com LLC's taxable income. We currently intend to cause KBkids.com LLC to retain future earnings, if any, to finance the expansion of its business. Any future determination with respect to the payment of cash dividends on our common stock or directing the payment of cash distributions by KBkids.com LLC will be at the discretion of our board of directors and will depend on factors that our board deems relevant.

     CONVERSION OF CLASS B COMMON SHARE. The one share of Class B common stock is convertible at the option of the holder into one share of Class A common stock. If the share of Class B common stock is transferred to a person other than Consolidated or any of its subsidiaries or affiliates, such share will automatically convert to one share of Class A common stock upon such disposition. If the aggregate percentage voting power of the outstanding share of Class B common stock falls below 10% of the total aggregate voting power of all shares of Class A common stock and Class B common stock, voting together as a single class, then the outstanding share of Class B common stock will automatically convert into Class A common stock.

     OTHER RIGHTS. If we merge or consolidate with or into another company and our shares of common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of our common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property, including cash.

     If we are liquidated, dissolved or wound up, we will pay the full amounts required to be paid to holders of shares of any outstanding preferred stock before we make any payments to holders of shares of common stock. All holders of shares of common stock are entitled to share ratably in any assets available for distribution to these holders, after all of our creditors have been satisfied.

     No shares of common stock may be redeemed. Holders of shares of common stock do not have any preemptive rights to purchase additional shares of common stock.

PREFERRED STOCK

     We may issue up to                shares of preferred stock from time to
time in one or more series and with the terms of each series stated in the board's resolutions providing for the designation and issue of that series. Our certificate of incorporation authorizes the board to determine the dividend, voting, conversion, redemption and liquidation preferences, rights, privileges and limitations pertaining to each series of preferred stock that is issued. Without seeking any stockholder approval, the board may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and could have anti-takeover effects. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of their stock. No shares of preferred stock have been designated or issued.

REGISTRATION RIGHTS

     Under the registration rights agreement between us and KB Online, KB Online will be granted registration rights for the shares of Class A common stock issuable upon conversion of its share of our Class B common stock and upon exchange of its membership units in KBkids.com LLC.

     The registration rights agreement provides that KB Online will have unlimited piggyback registration rights, which will entitle it to include its shares of Class A common stock in all registered offerings of our common stock on Form S-1 or Form S-3, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions. KB Online may also demand that we use our best efforts to register its shares of Class A common stock on two occasions beginning 180 days after the date of this offering, provided that the amount of stock subject to such demand equals at
least   % of our outstanding common stock on the date of the demand or has a
market value in excess of $          million. In addition, KB Online may require
us to use our best efforts to register its shares of Class A common stock on Form S-3 on three occasions after we have qualified to use Form S-3, provided
that the amount of stock subject to such demand equals at least   % of our
outstanding common stock on the date of the demand or has a market value in
excess of $          million. We have agreed to pay the costs associated with
all such registrations other than underwriting discounts and commissions.

     Immediately following this offering,                shares of Class A
common stock will be issuable to KB Online upon conversion of its Class B common share and its membership units in KBkids.com, all of which will be subject to these registrations rights.

     In addition, under the registration rights agreement among us and the BrainPlay.com equityholders, if we register any common stock for our own account or for the account of KB Online, the BrainPlay.com equityholders are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

     All registration rights terminate on the date five years following the closing of this offering, or at such time as the holder is entitled to sell all of its shares in any three-month period under Rule 144 of the Securities Act.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND THE CHARTER AND BYLAWS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of KBkids.com Inc. to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because negotiation could result in an improvement of their terms.

     DELAWARE BUSINESS COMBINATION STATUTE. Because we are a Delaware corporation, Section 203 of the Delaware General Corporation Law applies to us.
Section 203 provides that, except for transactions specified in Section 203, a corporation will not engage in any business combination with any interested stockholder for a three-year period after the date that the stockholder became an interested stockholder unless:

     - before the date that the stockholder became an interested stockholder, the board approved either the business combination or the transaction which resulted in a stockholder becoming an interested stockholder;

     - upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or after the date that the stockholder became an interested stockholder, the business combination is approved by the board of the corporation and authorized at an annual or special meeting of stockholders by the affirmative votes of at least 66% of the outstanding voting stock which is not owned by the interested stockholder.

     A business combination includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to an interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation's outstanding voting stock.

     Section 203 makes it more difficult under some circumstances for an interested stockholder to affect a business combination with us for a three-year period. Although our stockholders may elect to exclude us from the restrictions imposed under Section 203, we currently have not elected to opt out of Section 203 so that the restrictions imposed by Section 203 will apply. However, on
January      , 2000, our board of directors approved the issuance of one share of Class B common stock to KB Online in exchange for its contribution of one membership unit of KBkids.com LLC and the execution of the amended and restated operating agreement of KBkids.com LLC. The amended and restated operating agreement provides KB Online with the right to convert its membership units in KBkids.com LLC into shares of Class A common stock. This board approval was made prior to KB Online becoming an interested stockholder so that the restrictions imposed by Section 203 will not apply with respect to any business combination or transaction with KB Online or its affiliates.

     CHARTER AND BYLAWS. Our certificate of incorporation authorizes our board of directors to establish one or more series of undesignated preferred stock, the voting rights or other terms of which can be determined by our board at the time of issuance without any stockholder action. In addition, our certificate of incorporation and bylaws do not provide our stockholders with the right to act by written consent without a meeting or for cumulative voting in the election of directors. Our certificate of incorporation authorizes our board of directors to fill vacant directorships and to increase the size of the board of directors. These provisions, which may only be amended by the vote of stockholders holding at least a majority of the outstanding common stock, may have the effect of deterring hostile takeovers or delaying changes in our management.

MEMBERSHIP UNITS

     Immediately following this offering, there will be
               membership units of KBkids.com LLC,           of which will be
beneficially owned by KB Online, an indirect wholly-owned subsidiary of
Consolidated,           of which will be beneficially owned by BrainPlay.com,
and                of which will be beneficially owned by us. Because we will own 100% of BrainPlay.com following this offering, the membership units owned by it will be 100% indirectly owned by us.

     The total number of outstanding membership units that we own directly and indirectly will at all times equal the number of shares of outstanding Class A and Class B common stock. The net cash proceeds that we receive from any future issuance of shares of Class A common stock, including upon the exercise of options issued under our stock option plan, will be simultaneously transferred to KBkids.com LLC in exchange for the same number of membership units as the number of shares of Class A common stock we issued.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is                .
Its telephone number is                .

SHARES ELIGIBLE FOR FUTURE SALE

     GENERAL. Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since no shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     SHARES.  Upon closing of this offering, we will have outstanding an
aggregate of                shares of our common stock, assuming no exercise of
the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act unless such shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act. The one share of Class B common stock will be restricted stock within the meaning of Rule 144 under the Securities Act. The one share of Class B common stock is convertible into one share of Class A common stock at the option of the holder of the Class B common stock. In addition, the membership units in KBkids.com LLC held by Consolidated are convertible into an equivalent number of shares of Class A common stock. The Class A common stock into which the Class B common stock and the membership units in KBkids.com LLC are convertible will also be restricted securities within the meaning of Rule 144 of the Securities Act. All of the Class A common shares issuable upon conversion of the share of Class B common stock and the membership units in KBkids.com LLC have demand and piggyback registration rights attached to them.

See "-- Registration Rights." The following table illustrates the shares eligible for sale in the public market:

NUMBER OF
 SHARES                                DATE
---------                              ----
           After the date of this prospectus, freely tradeable shares sold in this offering and shares saleable under Rule 144(k)
           that are not subject to the 180-day lock-up
           After 90 days from the date of this prospectus, shares
           saleable under Rule 144 or Rule 701 that are not subject to the 180-day lock-up
           After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares are saleable under Rule
           144 subject, in some cases, to volume limitations, Rule
           144(k) or Rule 701
           After 180 days from the date of this prospectus, restricted securities that are held for less than one year are not yet saleable under Rule 144

     STOCK OPTIONS.  As of             , 2000, options to purchase a total of
               shares of our common stock were outstanding,                of
which are currently exercisable. We intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issuable under our stock option plan. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to the lock-up agreements described below. See "Management -- Executive Compensation."

     LOCK-UP AGREEMENTS. All of our stockholders and option holders as of the date of this prospectus have signed lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Credit Suisse First Boston Corporation may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

     RULE 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately                shares immediately after this
       offering, or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with such sale.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

     RULE 144(k). Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise contractually restricted, 144(k) shares may be sold immediately upon completion of this offering.

     RULE 701. In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144.

                  CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of the U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner thereof that is a non-U.S. holder. A non-U.S. holder is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. You should consult your own tax advisor about the particular tax consequences to you of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

     Except as discussed below, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, we ordinarily will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

     Under United States Treasury Regulations issued on October 6, 1997, which are applicable to dividends paid after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a non-U.S. holder will generally be required to provide an Internal Revenue Service Form W-8BEN certifying such non-U.S. holder's entitlement to benefits under a treaty. The new regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States if a Form 4224 stating that the dividends are so connected and are includable in the holder's gross income for the taxable year is filed with us. Instead, the effectively connected dividends will be subject to a regular U.S. income tax in the same manner as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional branch profits tax that is imposed, under certain circumstances, at a rate of 30%, or such lower rate as may be specified by an applicable treaty, on the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments. Under the new regulations, Form W-8ECI will replace Form 4224.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DIVIDENDS

     Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make such reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a non-U.S. holder may be subject to backup withholding imposed at a rate of 31% if the non-U.S. holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information.

     Under current United States federal income tax law, backup withholding imposed at a rate of 31% generally will not apply to dividends paid on or before December 31, 2000 to a non-U.S. holder at an address outside the United States unless the payer has knowledge that the payee is a U.S. person. Under the new regulations, however, a non-U.S. holder will be subject to backup withholding unless applicable certification requirements are met.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of common stock unless:

     - the gain is effectively connected with a trade or business of such holder in the United States;

     - in the case of certain non-U.S. holders who are non-resident alien individuals and hold the common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and other conditions are met;

     - the non-U.S. holder is subject to a tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

     - we are or have been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. We are not, and do not anticipate becoming, a U.S. real property holding corporation.

     If a non-U.S. holder which is a corporation recognizes gain on the sale or other disposition of common stock which is effectively connected with a trade or business of such holder in the United States, such corporation will be subject to tax on its gain under regular graduated U.S. income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, unless the corporation qualifies for a lower rate under an applicable tax treaty.

     Special rules may apply to certain non-U.S. holders such as controlled foreign corporations, passive foreign investment companies, and foreign personal holding companies that are subject to special treatment under the Internal Revenue Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF COMMON STOCK

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of common stock by a non-corporate holder if the transaction is effected within the United States unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. In general, prior to January 1, 2001, backup withholding will not apply to a payment of disposition proceeds where the transaction was effected outside of the United States. However, unless the broker has documentary evidence that the holder is a non-U.S. holder, U.S. information reporting requirements may apply where the transaction was effected outside of the United States.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and E*OFFERING Corp. are acting as representatives, the following respective numbers of shares of Class A common stock:

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Credit Suisse First Boston Corporation......................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Deutsche Bank Securities Inc. ..............................
E*OFFERING Corp. ...........................................
                                                                  --------
          Total.............................................
                                                                  ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to                additional shares at the initial public offering
price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay:

                                                PER SHARE                           TOTAL
                                     -------------------------------   -------------------------------
                                        WITHOUT            WITH           WITHOUT            WITH
                                     OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                     --------------   --------------   --------------   --------------
Underwriting discounts and
commissions paid by us.............     $                $                $                $
                                        --------         --------         --------         --------
Expenses payable by us.............     $                $                $                $
                                        --------         --------         --------         --------

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except the filing of a Form S-8 registration statement to register all shares of common stock issuable upon exercise of stock options granted under our stock option plan, grants of stock options under the terms of our stock option plan and issuances of common stock pursuant to the exercise of stock options granted under our stock option plan.

     Our officers, directors, stockholders and optionholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering
price, up to                shares of the common stock for employees, directors
and certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in this offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     E*OFFERING Corp., one of the underwriters, will allocate for distribution by E*TRADE Securities, Inc. a portion of the shares that E*OFFERING is underwriting in this offering. Copies of the prospectus in electronic format will be made available on Internet websites maintained by E*OFFERING Corp. and E*TRADE Securities, Inc. Customers of E*TRADE Securities, Inc. who complete and pass an online eligibility profile may place conditional offers to purchase shares in this offering through E*TRADE's Internet website.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We intend to apply to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "KBKD."

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the public offering price include the following:

     - the information included in this prospectus and otherwise available to the representatives;

     - market conditions for initial public offerings;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchase of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Certain of the underwriters and their affiliates have provided and may in the future continue to provide investment banking, commercial banking and other financial services, to us and our affiliates for which they have received and may in the future receive customary compensation.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that:

     (1) such a purchase is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws,

     (2) where required by law, that such purchaser is purchasing as principal and not as agent, and

     (3) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuers's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed on for us by Benesch, Friedlander, Coplan & Aronoff LLP, Cleveland, Ohio. Davis Polk & Wardwell is acting as counsel for the underwriters in connection with various legal matters relating to this offering.

                                    EXPERTS

     The financial statements of BrainPlay.com, Inc. included in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

     You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:

450 Fifth Street, N.W.      Northwest Atrium Center       7 World Trade Center
Room 1024                   500 West Madison Street       Suite 1300
Washington, D.C. 20549      Suite 1400                    New York, New York 10048
                            Chicago, Illinois 60661

     You can call the SEC at 1-800-732-0330 for further information about the public reference rooms.

     We are required to file electronic versions of these documents with the SEC. Those documents may be accessed through the SEC's Internet site at http://www.sec.gov.

                                   KBKIDS.COM
                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
KBkids.com LLC Balance Sheet as of September 30, 1999.......   F-2
KBkids.com LLC (Predecessor and Successor) Statements of
  Operations for the periods April 1, 1998 through September
  30, 1998, April 1, 1999 through June 25, 1999 and June 26,
  1999 through September 30, 1999...........................   F-3
KBkids.com LLC Statement of Members' Equity for the period
  June 26, 1999 to September 30, 1999.......................   F-4
KBkids.com LLC (Predecessor and Successor) Statements of
  Cash Flows for the periods April 1, 1999 through June 25,
  1999 and June 26, 1999 through September 30, 1999.........   F-5
Notes to Financial Statements...............................   F-6
Report of Independent Public Accountants for BrainPlay.com,
  Inc. .....................................................  F-14
BrainPlay.com, Inc. Balance Sheets as of March 31, 1998 and
  1999......................................................  F-15
BrainPlay.com, Inc. Statement of Operations for the years
  ended March 31, 1997, 1998 and 1999 and the three months
  ended June 30, 1998 (unaudited) and September 30, 1998
  (unaudited)...............................................  F-16
BrainPlay.com, Inc. Statements of Stockholders' Deficit at
  March 31, 1999............................................  F-17
BrainPlay.com, Inc. Statements of Cash Flows for the years
  ended March 31, 1997, 1998 and 1999.......................  F-18
Notes to Financial Statements...............................  F-19

                                 KBKIDS.COM LLC

                                 BALANCE SHEET
                               SEPTEMBER 30, 1999

                                                              (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  $ 34,938,711
Accounts receivable, net of an allowance of $13,425.........       230,920
Inventory...................................................    12,043,236
Prepaid expenses and other current assets...................     2,084,285
                                                              ------------
  Total current assets......................................    49,297,152
Property and equipment, net.................................     2,792,838
Intangibles (net)...........................................    21,335,132
                                                              ------------
                                                              $ 73,425,122
                                                              ============
LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Accounts payable............................................  $    117,199
Due to affiliates...........................................    14,619,531
Accrued liabilities.........................................     3,864,359
Current portion of capital lease obligations................       203,214
                                                              ------------
  Total current liabilities.................................    18,804,303
Capital lease obligations, net of current portion...........       372,298
Commitments and contingencies (Notes 1 and 9)
MEMBERS' EQUITY:
Class A membership units, 29,461,212 issued and
  outstanding...............................................    84,000,000
Class B membership units, 7,365,303 issued and
  outstanding...............................................    21,000,000
Subscriptions receivable -- Class A membership units........   (40,000,000)
Accumulated deficit.........................................   (10,751,479)
                                                              ------------
  Total members' equity.....................................    54,248,521
                                                              ------------
Total liabilities and members' equity.......................  $ 73,425,122
                                                              ============

   The accompanying notes are an integral part of these financial statements.

                                 KBKIDS.COM LLC

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                           SUCCESSOR
                                                          PREDECESSOR COMPANY               COMPANY
                                                    --------------------------------    ---------------
                                                    PERIOD APRIL 1,       PERIOD        PERIOD JUNE 26,
                                                     1998 THROUGH        APRIL 1,        1999 THROUGH
                                                     SEPTEMBER 30,     1999 THROUGH      SEPTEMBER 30,
                                                         1998          JUNE 25, 1999         1999
                                                    ---------------    -------------    ---------------
Net sales.........................................    $    91,162       $   498,563      $  1,046,029
Cost of products sold.............................        108,627           850,060         1,247,542
                                                      -----------       -----------      ------------
Gross profit (loss)...............................        (17,465)         (351,497)         (201,513)

Costs and expenses:
  Sales and marketing.............................        822,740         1,540,700         5,163,855
  Product development and support.................        493,096           744,571         1,246,981
  General and administrative......................        315,961           747,092         1,332,203
  Amortization of intangibles.....................             --                --         3,000,000
                                                      -----------       -----------      ------------
          Total operating expenses................      1,631,797         3,032,363        10,743,039
                                                      -----------       -----------      ------------

Loss from operations..............................     (1,649,262)       (3,383,860)      (10,944,552)

Interest income...................................         45,774            37,387           223,170
Interest expense..................................             --           (41,353)          (30,097)
                                                      -----------       -----------      ------------
Net loss..........................................    $(1,603,488)      $(3,387,826)     $(10,751,479)
                                                      ===========       ===========      ============

   The accompanying notes are an integral part of these financial statements.

                                 KBKIDS.COM LLC

                          STATEMENT OF MEMBERS' EQUITY
                        FOR THE PERIOD JUNE 26, 1999 TO
                               SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                                        LLC MEMBERSHIP UNITS
                               -----------------------------------------------------------------------
                               ACCUMULATED                                SUBSCRIPTIONS
                                 DEFICIT        CLASS A       CLASS B      RECEIVABLE        TOTAL
                               ------------   -----------   -----------   -------------   ------------
Balances at June 25, 1999....  $              $             $             $               $
Issuance of LLC Membership
Units........................                  84,000,000    21,000,000    (40,000,000)     65,000,000
Net loss.....................   (10,751,479)                                               (10,751,479)
                               ------------   -----------   -----------   ------------    ------------
Balances at September 30,
  1999.......................  $(10,751,479)  $84,000,000   $21,000,000   $(40,000,000)   $ 54,248,521
                               ============   ===========   ===========   ============    ============

   The accompanying notes are an integral part of these financial statements.

                                 KBKIDS.COM LLC

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                PREDECESSOR          SUCCESSOR
                                                                  COMPANY             COMPANY
                                                              ---------------    ------------------
                                                              PERIOD APRIL 1,     PERIOD JUNE 26,
                                                               1999 THROUGH         1999 THROUGH
                                                               JUNE 25, 1999     SEPTEMBER 30, 1999
                                                              ---------------    ------------------
Cash flows from operating activities:
Net loss....................................................    $(3,387,826)        $(10,751,479)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................         27,364              148,495
  Amortization of intangibles...............................             --            3,000,000
  Changes in operating assets and liabilities:
  Decrease (increase) in accounts receivable................         53,460             (193,541)
  Increase in inventory.....................................       (589,930)         (11,352,641)
  Increase in prepaid expenses and other current assets.....        (91,787)          (1,865,659)
  Increase (decrease) in accounts payable...................      1,140,547              (34,158)
  Increase in due to affiliates.............................             --           13,575,702
  Increase in accrued liabilities...........................        116,571            3,510,736
                                                                -----------         ------------
Net cash used in operating activities.......................     (2,731,601)          (3,962,545)
                                                                -----------         ------------
Cash flows used in investing activities --
  Purchases of property and equipment.......................       (612,069)          (1,598,813)
Cash flows from financing activities:
  Payment of revolving credit note..........................             --             (500,000)
  Payment of note payable...................................        (10,335)            (177,243)
  Payments on capital leases................................        (22,942)             (37,572)
  Cash proceeds from issuance of Class A LLC membership
     units..................................................             --           40,000,000
  Cash proceeds from issuance of Class B LLC membership
     units..................................................             --            1,214,884
                                                                -----------         ------------
Net cash provided by (used in) financing activities.........        (33,277)          40,500,069
                                                                -----------         ------------
Net increase (decrease) in cash and cash equivalents........     (3,376,947)          34,938,711
Cash and cash equivalents, beginning of period..............      5,089,371                   --
                                                                -----------         ------------
Cash and cash equivalents, end of period....................    $ 1,712,424         $ 34,938,711
                                                                ===========         ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest....................................    $    45,167         $     57,172
                                                                ===========         ============
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Equipment acquired through capital lease..................    $   146,083         $    276,746
                                                                ===========         ============
  Issuance of Class B LLC membership units..................             --         $ 19,785,116
                                                                ===========         ============

   The accompanying notes are an integral part of these financial statements

                                 KBKIDS.COM LLC

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND NATURE OF BUSINESS

     KBkids.com LLC ("KBkids.com") is an online retailer of products for children, including toys, software, video games, videos, and collectibles. KBkids.com is a limited liability company whose members are Consolidated Stores Corporation ("Consolidated") and BrainPlay.com, Inc ("BrainPlay.com").

  Contribution Agreement

     On June 25, 1999, BrainPlay.com and KB Online Holdings LLC ("KB Online"), an indirect subsidiary of Consolidated, entered into a contribution agreement regarding formation of the joint venture to form KBkids.com (originally formed as Toyco.com LLC). Terms of the contribution agreement provide that KB Online receive 80% of the membership units in exchange for cash and property valued at $80,000,000 and intangibles valued at $4,000,000. BrainPlay.com received the remaining 20% of the membership units in exchange for substantially all of its assets and liabilities. KBkids.com is located in Denver, Colorado.

     Under this contribution agreement, none of KB Online or its affiliates can sell toy products on the Internet until December 31, 2001, or one year after the completion of a capital markets transaction, whichever comes first. In addition, as long as KB Online owns a majority of the membership interests of KBkids.com, none of KB Online or its affiliates can sell any toy products on the Internet, unless they are "closeouts."

  Planned Offering of Common Stock and Reorganization

     Terms of the contribution agreement contemplate that immediately before a planned public offering, KBkids.com Inc. will be formed, and in addition, a subsidiary of KBkids.com Inc. will be formed to be merged with and into BrainPlay.com. The operating agreement of KBkids.com LLC will be amended and restated to eliminate the two classes of membership units and will provide for only one class of membership units upon completion of the planned offering.

     Immediately following the planned offering, a number of structural changes will result. First, KBkids.com Inc. will invest the net proceeds of the offering in KBkids.com LLC, and in return KBkids.com Inc. will receive units of
membership interest in KBkids.com LLC, which will represent      % of the then
outstanding membership units and KBkids.com Inc. will become the sole manager of KBkids.com LLC. As a result of KBkids.com Inc. obtaining its interest, KB
Online's membership units will represent      % of the then outstanding
membership units and BrainPlay.com's membership units will represent      % of
the then outstanding membership units. In connection with this reorganization, KB Online will contribute one membership unit in KBkids.com LLC to KBkids.com Inc. in exchange for one share of Class B common stock. Also, the subsidiary of KBkids.com Inc. will merge into BrainPlay.com with BrainPlay.com becoming a wholly-owned subsidiary of KBkids.com Inc. In connection with this subsidiary merger, the equity holders of BrainPlay.com will receive, in the aggregate, shares (and/or options to acquire shares) of Class A common stock in KBkids.com Inc. After this restructuring, KBkids.com LLC will be controlled by KBkids.com Inc. as sole manager of KBkids.com LLC. Additionally, KB Online has the right to exchange its membership units in KBkids.com LLC into an equivalent number of shares of Class A common stock of KBkids.com Inc.

     After the offering, public stockholders receiving stock in the offering
will own      shares of Class A common stock in the aggregate, which will
represent      % of the total issued and outstanding Class A and Class B common stock. The former equityholders of BrainPlay.com will beneficially own shares of Class A common stock in the aggregate, which will
represent      % of the total issued and outstanding Class A and Class B common stock. However, through its ownership of the Class B common

                                 KBKIDS.COM LLC
stock, Consolidated will control      % of the aggregate voting power of
KBkids.com Inc., while the public stockholders will control      % and the
former BrainPlay.com equityholders will control      %.

  Risks and Uncertainties

     KBkids.com is subject to various risks and uncertainties frequently encountered by entities in the early stages of development, particularly entities in the new and rapidly evolving market for Internet based products and services. Such risks and uncertainties include, but are not limited to, its limited operating history, an evolving and unpredictable business model and the management of rapid growth. To address these risks, KBkids.com must, among other things, maintain and increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology, provide superior customer service and attract, retain and motivate qualified personnel. There can be no guarantee that KBkids.com will be successful in addressing such risks.

     Since inception, KBkids.com has not been profitable and may continue to lose money for the foreseeable future. As of September 30, 1999, the operations of KBkids.com have an accumulated deficit of $10,751,479. To date, sufficient revenue has not been generated to cover the substantial amounts spent to create, launch and enhance its services. If revenue does not increase substantially, profitability may never be achieved. Even if future profitability is achieved, profitability may not be sustained or increased. Historically funding has been obtained by selling equity and from bank loans. It is expected that future growth plans will require significant external financing within the next year.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Interim Financial Statements

     The interim financial statements are unaudited. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations for the interim period presented have been made.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     KBkids.com considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At September 30, 1999, KBkids.com held investments in high quality commercial paper with original maturities ranging from 30 to 75 days.

  Concentrations of Credit Risk

     Financial instruments which potentially subject KBkids.com to concentrations of credit risk are primarily accounts receivable. However, in general, KBkids.com requires customers to pay with a credit card, for which authorization is obtained prior to shipment of product.

     KBkids.com maintains a cash investment policy which restricts investments to ensure preservation of principal and maintenance of liquidity. Cash and cash equivalents are invested in financial institutions and corporate securities which KBkids.com believes to be creditworthy. KBkids.com has no significant off-

                                 KBKIDS.COM LLC
balance sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

  Revenue Recognition

     Revenue is recognized when goods are shipped. In addition, an allowance is provided for estimated future returns at the time a sale is recorded.

  Merchandise Inventories

     Inventories are valued at the lower of cost or market as determined on a first-in, first-out basis. KBkids.com purchased a substantial portion of its products from Consolidated's subsidiary, KB Toys of Massachusetts, Inc. ("KB Toys") in 1999. Consolidated accounted for 76.3% of KBkids.com's inventory purchases during the period ended September 30, 1999.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation of property and equipment and amortization of capital leases are computed using the straight-line method based on the following estimated useful lives:

Computer software.........................................  3 years
Office and computer equipment.............................  3 years
Leasehold improvements....................................  5 years
Furniture and fixtures....................................  5 years
Leased assets.............................................  3.5 years

     Maintenance and repairs are expensed as incurred, and improvements are capitalized.

  Impairment of Long-Lived Assets

     KBkids.com reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows expected to be generated by that asset. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recognized.

  Advertising Costs

     KBkids.com expenses the costs of producing advertising for magazines, television, radio, and other media during the period in which these costs are incurred. KBkids.com recognizes the costs of broadcasting television, Internet and radio advertising, displaying print and billboard advertising, and event sponsorships in the period in which the advertising takes place. Advertising expense was $3.5 million for the three months ended September 30, 1999.

  Website Development Costs

     On March 4, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 established standards for the capitalization of costs related to internal use software. In general, costs incurred during the development stage are capitalized, and costs incurred during

                                 KBKIDS.COM LLC
the preliminary project and post-implementation stages are expensed. The adoption of SOP 98-1 did not have a material effect on KBkids.com's financial statements.

  Income Taxes

     KBkids.com, as a limited liability company, is not considered a taxable entity for federal income tax purposes and most state income tax purposes. Thus, KBkids.com's items of taxable income or loss generated are included in members' taxable income or loss. A provision in the operating agreement of KBkids.com requires a distribution of cash in payment of any resultant taxes which may arise.

     Simultaneous with the planned offering, BrainPlay.com will become a wholly owned subsidiary of KBkids.com Inc. Accordingly, KBkids.com Inc. will file a consolidated U.S. income tax return with BrainPlay.com. The anticipated net operating loss carryforwards ("NOLs") for federal income tax purposes generated by BrainPlay.com for periods up to the time of the offering, will be available on the aforementioned consolidated return, but could be restricted as to their annual usage by certain provisions of the Internal Revenue Code of 1986, as amended. Such restrictions may have the effect of limiting the tax benefit of any carryforward losses of BrainPlay.com.

  Stock-Based Compensation

     Employee stock option plans and other stock-based compensation arrangements are accounted for in accordance with the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. KBkids.com adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB No. 25 for transactions with employees and provide pro forma disclosures for employee stock grants made as if the fair-value-based method of accounting had been applied to these transactions. KBkids.com accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123.

  Comprehensive Income

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. From its inception through September 30, 1999, KBkids.com has not had any material transactions that are required to be reported in comprehensive income as compared to its net loss.

  Recent Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." KBkids.com is required to adopt SFAS No. 133 in the year ended December 31, 2000. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. In June 1999, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133," was issued. This amendment delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. As of September 30, 1999 there have been no derivative financial instruments issued or hedging activities.

     On April 3, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." The Statement provides guidance on the financial reporting of start-up costs and organization costs and requires costs of start-up activities and

                                 KBKIDS.COM LLC
organization costs to be expensed as incurred. The adoption of the Statement does not have a material impact on the Company.

(3) RELATED PARTY TRANSACTION

     KBkids.com has entered into several agreements with Consolidated and its subsidiaries, in particular KB Toys, including a supply agreement under which KB Toys has agreed to supply merchandise to KBkids.com, and the agreements under which KBkids.com licenses the kbkids.com and kbtoys.com domain names and the KBkids and KB Toys tradenames. Under a services agreement with KB Toys, KBkids.com can use various services from Consolidated and its subsidiaries including services for advertising, store returns, inventory liquidation, defective merchandise disposal, payroll processing, data access, tax and accounting. These agreements each terminate when Consolidated no longer owns at least 10% of either KBkids.com or the common stock of a parent company of KBkids.com and when Consolidated no longer owns securities of KBkids.com with a market value of at least $100,000,000, and may be terminated earlier in other circumstances. Upon termination of the licensing and domain name arrangements, KBkids.com has the option to purchase the KBkids trade name and the kbkids.com domain name from KB Toys for $100,000.

     Aggregate purchases from KB Toys accounted for approximately 76.3% of KBkids.com's purchases during the period June 26, 1999 to September 30, 1999. Under the supply agreement, KBkids.com has the right to place toy orders with KB Toys and KB Toys has agreed to use its best commercially reasonable efforts to fill those orders. Purchases of toy products under the supply agreement are allocated between KBkids.com and KB Toys according to a formula based on projected fiscal year revenues as a percentage of the projected fiscal year revenues of KB Toys multiplied by a sliding scale factor ranging between 1.5 and
1.0 based on actual revenues for the preceding fiscal year.

     Total services charges during the period June 26, 1999 to September 30, 1999 pursuant to the services agreement were $300,000.

     The inability to obtain these products or services for any reason, including any termination of our agreements with KB Toys, could result in a material adverse effect on business operations and financial condition.

(4) PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                          SEPTEMBER 30,
                                                              1999
                                                          -------------
Computer and office equipment...........................   $1,751,212
Computer software.......................................      619,704
Furniture and fixtures..................................        6,225
Leasehold improvements..................................        2,927
Capital leases..........................................      657,826
                                                           ----------
Property and equipment..................................   $3,037,894
  Accumulated depreciation..............................      245,056
                                                           ----------
Property and equipment, net.............................   $2,792,838
                                                           ==========

                                 KBKIDS.COM LLC

(5) CAPITAL LEASES

     Included in the cost of property and equipment are assets obtained through capital leases. The following is a summary of assets under capital lease as of September 30, 1999.

                                                          SEPTEMBER 30,
                                                              1999
                                                          -------------
Furniture and fixtures..................................    $ 98,625
Computer and office equipment...........................     553,318
Computer software.......................................       5,884
                                                            --------
Leased property and equipment...........................    $657,826
  Accumulated amortization..............................     152,298
                                                            --------
Leased property and equipment, net......................    $505,528
                                                            ========

     Amortization expense related to property and equipment under capital lease was $107,881 for the period ended September 30, 1999. Such amount is included in the amounts disclosed in Note 4.

     The capital leases are collateralized by the leased assets and are due in minimum monthly payments totaling $6,288, including interest at a rate of 7.0%. Interest expense related to capital leases for the period ended September 30, 1999, was approximately $2,808.

     At September 30, 1999, future payments under the capital lease obligations are as follows:

                    FISCAL YEAR ENDING
                    ------------------
March 31, 2000............................................  $129,781
March 31, 2001............................................   254,482
March 31, 2002............................................   232,138
March 31, 2003............................................    41,977
March 31, 2004............................................         0
                                                            --------
Total minimum lease payments..............................   658,378
Less amount representing interest.........................   (82,866)
                                                            --------
Present value of net minimum lease payments...............   575,512
Less current portion......................................   203,214
Current lease obligations.................................  $372,298
                                                            ========

(6) DEBT

     Pursuant to terms of Consolidated's Revolving Credit Facility, KBkids.com is a guarantor of outstanding obligations thereto. Upon completion of the public offering of stock in KBkids.com Inc., KBkids.com will be released as a guarantor. In addition, pursuant the Revolving Credit Facility, upon completion of the public offering of stock in KBkids.com Inc. Consolidated may, at its option, lend, on a secured basis, up to $100 million to KBkids.com Inc. at market rates and subject to the requirement that we pay down any outstanding balance on this line of credit in full for at least one consecutive 30 day period during each year.

                                 KBKIDS.COM LLC

(7) MEMBERS' EQUITY

  Class A and Class B Membership Units

     Class A and Class B membership units in KBkids.com have the same privileges with the exception of liquidation rights. In the event of dissolution of KBkids.com, Class A members are entitled to a distribution first in an amount equivalent to the capital contribution of members holding Class A membership units. The amended and restated operating agreement of KBkids.com, effective upon completion of the public offering of stock in KBkids.com Inc., eliminates the two classes of membership units and provides for only one class of membership units.

  KBkids.com LLC Stock Option Plan

     In 1999, KBkids.com established the 1999 Option Plan ("1999 Plan"). The 1999 Plan authorizes the grant to officers, key employees, consultants and directors of Consolidated or of KBkids.com of awards consisting of non-qualified options to purchase equity interests in KBkids.com LLC. Options granted are exercisable for a term of up to ten years from the grant date. The exercise price of each incentive stock option may not be less than the fair market value at the date of grant.

     Awards granted under the 1999 Plan are subject to adjustment upon a recapitalization, stock split, stock dividend, merger, reorganization, liquidation, extraordinary dividend or other similar event affecting the common stock. Except as otherwise provided in a particular option grant, an award is not transferable, other than by will or the laws of descent and distribution or, in some circumstances, pursuant to a qualified domestic relations order. An option award may be exercised during the lifetime of the holder of the award, only by the holder or the holder's personal representative in the event of disability. In the event of a public offering of stock, provisions provide for the grant of replacement options in the public entity to persons who received options under the 1999 Plan at a price per share equal to the exercise price of the option under the 1999 Plan.

     The 1999 Plan terminates on July 6, 2009, and awards will not be granted under it after that date, although the terms of any award may be amended in accordance with the 1999 Plan at any date prior to the end of the term of such award. Any awards outstanding at the time of termination of the stock option plan continue in full force and effect according to the terms and conditions of the award and the 1999 Plan.

     A summary of option activity for the period from June 25, 1999 to September 30, 1999 is as follows:

                                                      SHARES
                                                    UNDERLYING    WEIGHTED AVERAGE
                                                     OPTIONS       EXERCISE PRICE
                                                    ----------    ----------------
Outstanding at June 25, 1999......................          0               --
Granted...........................................  3,939,357         $   2.85
BrainPlay.com replacement.........................    416,250         $   0.44
Forfeited.........................................     92,448         $   1.81
Exercised.........................................          0               --
Outstanding at September 30, 1999.................  4,263,159         $   2.65
Exercisable at September 30, 1999.................          0               --

(8) EMPLOYEE BENEFIT PLAN

     Eligible employees can enroll in a savings plan with a 401(k) deferral feature and a Top Hat Plan with a similar deferral feature provided by Consolidated. As of September 30, 1999, no employer matching contributions have been made to the savings plan on behalf of employees of KBkids.com.

                                 KBKIDS.COM LLC

(9) COMMITMENTS AND CONTINGENCIES

  Operating Leases

     Leases for administrative offices and certain equipment under noncancelable operating lease agreements are utilized.

     Rent expense under these leases for the period ended September 30, 1999 was $41,833. The following is a schedule of future minimum lease payments on the facility located at 475 17th Street, Denver, Colorado:

                                                            MINIMUM
                  FISCAL YEAR ENDING                     LEASE PAYMENTS
                  ------------------                     --------------
March 31, 2000.........................................   $    58,415
March 31, 2001.........................................       118,814
March 31, 2002.........................................       121,707
March 31, 2003.........................................       124,062
March 31, 2004.........................................        58,920
                                                          -----------
     Total.............................................   $   481,918
                                                          ===========

  Planned Acquisition

     If a public offering is consummated, KBkids.com LLC will be controlled by a new entity, KBKids.com Inc. KBKids.com Inc. will acquire BrainPlay.com through a wholly-owned subsidiary, which will subject KBkids.com Inc. indirectly to a liability for preexisting obligations of BrainPlay.com to the extent of BrainPlay.com's assets.

  Legal Matters

     Various claims and business disputes arise in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, management anticipates that the ultimate outcome of these issues will not have a material impact on the financial position, results of operations or cash flows.

(10) INTANGIBLE ASSETS

     KBkids.com is currently evaluating the components of the intangible assets. The valuation study should be completed during the first calendar quarter of 2000 with value assigned to each component. Intangible assets as of September 30, 1999 totaled $21,335,132, net of accumulated amortization of $3,000,000. The intangible assets are being amortized over their estimated useful lives, which is expected to be two years.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To BrainPlay.com, Inc.:

     We have audited the accompanying balance sheets of BrainPlay.com, Inc. (a Delaware corporation) as of March 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of BrainPlay.com, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BrainPlay.com, Inc. as of March 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Denver, Colorado,
June 16, 1999.

                              BRAINPLAY.COM, INC.

                                 BALANCE SHEETS

                                                                      MARCH 31,
                                                              -------------------------
                                                                 1998          1999
                                                              ----------    -----------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  $2,447,948    $ 5,089,371
Accounts receivable, net of an allowance of $0 and $40,886,
  respectively..............................................       7,502         90,840
Inventory...................................................          --        100,665
Prepaid expenses and other current assets...................       2,900         39,802
                                                              ----------    -----------
  Total current assets......................................   2,458,350      5,320,678
Property and equipment, net.................................      30,375        334,983
Other assets................................................       6,000         87,037
                                                              ----------    -----------
  Total assets..............................................  $2,494,725    $ 5,742,698
                                                              ==========    ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable............................................  $   36,630    $   546,400
Accrued liabilities.........................................     126,545        237,053
Revolving credit note.......................................          --        500,000
Current portion of note payable.............................          --         50,280
Current portion of capital lease obligations................          --         62,513
                                                              ----------    -----------
  Total current liabilities.................................     163,175      1,396,246
Note payable, net of current portion........................          --        137,298
Capital lease obligations, net of current portion...........          --        150,684
                                                              ----------    -----------
  Total liabilities.........................................     163,175      1,684,228
                                                              ----------    -----------
Commitments and contingencies
Convertible, mandatorily redeemable preferred stock, $0.001
  par value, 4,754,507 shares authorized
  Series A, 1,823,530 shares issued and outstanding at March
     31, 1998 and 1999, respectively; stated at liquidation
     value..................................................   3,100,001      3,100,001
  Series B, 2,918,918 shares issued and outstanding at March
     31, 1999; stated at liquidation value..................          --      6,479,998
STOCKHOLDERS' DEFICIT:
Common stock, $0.001 par value: 20,000,000 shares
  authorized, 3,080,000 and 3,082,855 issued and 2,620,000
  and 2,622,855 outstanding at March 31, 1998 and 1999,
  respectively..............................................       3,080          3,083
Additional paid-in capital..................................     767,942        768,510
Treasury stock, at cost; 460,000 shares of common stock at
  March 31, 1998 and 1999...................................    (170,160)      (170,160)
Deferred compensation.......................................      (6,000)        (4,000)
Accumulated deficit.........................................  (1,363,313)    (6,118,962)
                                                              ----------    -----------
  Total stockholders' deficit...............................    (768,451)    (5,521,529)
                                                              ----------    -----------
  Total liabilities and stockholders' deficit...............  $2,494,725    $ 5,742,698
                                                              ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                              BRAINPLAY.COM, INC.

                            STATEMENTS OF OPERATIONS

                                  YEAR ENDED MARCH 31,             FOR THE THREE      FOR THE THREE
                         ---------------------------------------   MONTHS ENDED        MONTHS ENDED
                           1997          1998           1999       JUNE 30, 1998    SEPTEMBER 30, 1998
                         ---------    -----------    -----------   -------------    ------------------
                                                                    (UNAUDITED)        (UNAUDITED)
Net sales..............  $   2,324    $    71,211    $   595,652     $  34,524         $    56,638
Cost of products
  sold.................      2,185         64,679        674,373        36,089              72,538
                         ---------    -----------    -----------     ---------         -----------
Gross profit (loss)....        139          6,532        (78,721)       (1,565)            (15,900)
  Cost and expenses:
  Sales and
     marketing.........     35,458        112,390      2,626,364       275,026             547,714
  Product development
     and support.......     81,897        337,550      1,191,444       186,232             306,864
  General and
     administrative....    201,637        653,492        911,436       111,048             204,913
                         ---------    -----------    -----------     ---------         -----------
     Total operating
       expenses........    318,992      1,103,432      4,729,244       572,306           1,059,491
                         ---------    -----------    -----------     ---------         -----------
Loss from operations...   (318,853)    (1,096,900)    (4,807,965)     (573,871)         (1,075,391)
Interest income........      4,894         50,246         82,152        28,881              16,893
Interest expense.......         --             --        (29,836)           --                  --
                         ---------    -----------    -----------     ---------         -----------
Net loss...............  $(313,959)   $(1,046,654)   $(4,755,649)    $(544,990)        $(1,058,498)
                         =========    ===========    ===========     =========         ===========

   The accompanying notes are an integral part of these financial statements.

                              BRAINPLAY.COM, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                                   COMMON STOCK      ADDITIONAL     TREASURY STOCK
                                ------------------    PAID-IN     -------------------     DEFERRED     ACCUMULATED
                                 SHARES     AMOUNT    CAPITAL     SHARES     AMOUNT     COMPENSATION     DEFICIT        TOTAL
                                ---------   ------   ----------   -------   ---------   ------------   -----------   -----------
Balances at March 31, 1996....  2,700,000   $2,700    $     --         --   $      --     $    --      $    (2,700)  $        --
Sale of common stock in March
  1997........................    260,000     260      259,740         --          --          --               --       260,000
Net loss......................         --      --           --         --          --          --         (313,959)     (313,959)
                                ---------   ------    --------    -------   ---------     -------      -----------   -----------
Balances at March 31, 1997....  2,960,000   2,960      259,740         --          --          --         (316,659)      (53,959)
Sale of common stock in April
  1997........................    120,000     120      119,880         --          --          --               --       120,000
Common stock purchased for
  treasury....................         --      --           60    460,000    (170,160)         --               --      (170,100)
Outstanding restricted common
  stock purchased by
  founder.....................         --      --      345,262         --          --          --               --       345,262
Contribution of services by
  officer.....................         --      --       35,000         --          --          --               --        35,000
Stock options issued as
  employee compensation.......         --      --        8,000         --          --      (8,000)              --            --
Amortization of deferred
  compensation................         --      --           --         --          --       2,000               --         2,000
Net loss......................         --      --           --         --          --          --       (1,046,654)   (1,046,654)
                                ---------   ------    --------    -------   ---------     -------      -----------   -----------
Balances at March 31, 1998....  3,080,000   3,080      767,942    460,000    (170,160)     (6,000)      (1,363,313)     (768,451)
                                ---------   ------    --------    -------   ---------     -------      -----------   -----------
Stock options exercised.......      2,855       3          568         --          --          --               --           571
Amortization of deferred
  compensation................         --      --           --         --          --       2,000               --         2,000
Net loss......................         --      --           --         --          --          --       (4,755,649)   (4,755,649)
                                ---------   ------    --------    -------   ---------     -------      -----------   -----------
Balances at March 31, 1999....  3,082,855   $3,083    $768,510    460,000   $(170,160)    $(4,000)     $(6,118,962)  $(5,521,529)
                                =========   ======    ========    =======   =========     =======      ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                              BRAINPLAY.COM, INC.

                            STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED MARCH 31,
                                                              ---------------------------------------
                                                                1997          1998           1999
                                                              ---------    -----------    -----------
Cash Flows from Operating Activities:
Net loss....................................................  $(313,959)   $(1,046,654)   $(4,755,649)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................        549          3,417         65,235
  Provision for bad debt....................................         --             --         40,886
  Contribution of services by officer.......................         --         35,000             --
  Compensation expense from founder purchase of restricted
    common stock............................................         --        345,262             --
  Amortization of deferred compensation.....................         --          2,000          2,000
Changes in operating assets and liabilities:
  Increase in accounts receivable...........................       (692)        (6,810)      (124,224)
  Increase in inventory.....................................         --             --       (100,665)
  Increase in prepaid expenses and other current assets.....         --         (2,900)       (36,902)
  Increase in other assets..................................     (6,000)            --        (81,037)
  Increase in accounts payable..............................      9,900         26,730        609,770
  Increase (decrease) in accrued liabilities................    150,842       (124,297)       110,508
                                                              ---------    -----------    -----------
Net cash used in operating activities.......................   (159,360)      (768,252)    (4,270,078)
                                                              ---------    -----------    -----------
Cash Flows from Investing Activities:
  Purchases of property and equipment.......................     (5,161)       (29,180)      (134,844)
                                                              ---------    -----------    -----------
Net cash used in investing activities.......................     (5,161)       (29,180)      (134,844)
                                                              ---------    -----------    -----------
Cash Flows from Financing Activities:
  Proceeds from borrowings on revolving credit note.........         --             --        500,000
  Proceeds from note payable................................         --             --        200,000
  Payments on note payable..................................         --             --        (12,422)
  Payments on capital lease obligations.....................         --             --        (21,802)
  Proceeds from issuance of Series B Preferred Stock........         --             --      6,479,998
  Proceeds from issuance of Series A Preferred Stock........         --      3,100,001             --
  Proceeds from issuance of common stock....................    260,000        120,000             --
  Proceeds from exercise of stock options...................         --             --            571
  Purchase of shares from founder for treasury..............         --        (70,100)      (100,000)
                                                              ---------    -----------    -----------
Net cash provided by financing activities...................    260,000      3,149,901      7,046,345
                                                              ---------    -----------    -----------
Net increase in cash and cash equivalents...................     95,479      2,352,469      2,641,423
Cash and cash equivalents, beginning of period..............         --         95,479      2,447,948
                                                              ---------    -----------    -----------
Cash and cash equivalents, end of period....................  $  95,479    $ 2,447,948    $ 5,089,371
                                                              =========    ===========    ===========
Supplemental Cash Flow Information:
  Cash paid for interest....................................  $      --    $        --    $    22,449
                                                              =========    ===========    ===========
Non-cash investing and financing:
  Equipment acquired through capital lease..................  $      --    $        --    $   234,999
                                                              =========    ===========    ===========
  Treasury shares acquired in exchange for accrued
    liability...............................................  $      --    $   100,000    $        --
                                                              =========    ===========    ===========
  Treasury shares acquired at no cost.......................  $      --    $        60    $        --
                                                              =========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                              BRAINPLAY.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                         AS OF MARCH 31, 1998 AND 1999
         (INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 1998 AND FOR
          THE PERIOD FROM APRIL 1, 1999 TO JUNE 25, 1999 IS UNAUDITED)

(1) ORGANIZATION AND NATURE OF BUSINESS

  BrainPlay.com, Inc.

     BrainPlay.com, Inc. was organized and incorporated in Delaware in August 1995. BrainPlay.com, Inc. has previously operated under the names
Thunderbeam.com, Inc., 3dub, Inc., and Warf, Weft or Woof Corporation. BrainPlay.com, Inc. is an online reseller of children's products. Sales are made through credit cards and are fulfilled by third parties. Substantially all sales are made to United States customers and are denominated in United States dollars. BrainPlay.com, Inc. is located in Denver, Colorado.

  Contribution Agreement(unaudited)

     On June 25, 1999, BrainPlay.com, Inc. and KB Online, a indirect subsidiary of Consolidated Stores Corporation ("Consolidated Stores"), entered into a contribution agreement regarding formation of the joint venture to form KBkids.com LLC (originally formed as Toyco.com LLC). Terms of the contribution agreement provide that KB Online receive 80% of the membership units in exchange for cash and property valued at $80,000,000 and intangibles valued at $4,000,000. BrainPlay.com, Inc. received the remaining 20% of the membership units in exchange for substantially all of its assets and liabilities.

     Under this contribution agreement, none of KB Online or its affiliates can sell toy products on the Internet until December 31, 2001, or one year after the completion of a capital markets transaction, whichever comes first. In addition, as long as KB Online owns a majority of the membership interests of KBkids.com LLC, none of KB Online or its affiliates can sell any toy products on the Internet, unless they are "closeouts."

  Planned Offering of Common Stock and Reorganization(unaudited)

     The terms of the Contribution Agreement contemplate that immediately before a planned public offering, KBkids.com Inc. will be formed, and in addition, a subsidiary of KBkids.com Inc. will be formed to be merged with and into BrainPlay.com, Inc. The operating agreement of KBkids.com LLC will be amended and restated to eliminate the two classes of membership units and will provide for only one class of membership units upon completion of the planned public offering.

     Immediately following the planned offering, a number of structural changes will result. First, KBkids.com, Inc. will invest the net proceeds of the offering in KBkids.com LLC, and in return KBkids.com, Inc. will receive units of membership interest in KBkids.com LLC, which will
represent      % of the then outstanding membership units and will become the sole manager of KBkids.com LLC. As a result of KBkids.com, Inc. obtaining its
interest, KB Online's membership units will represent      % of the then
outstanding membership units and BrainPlay.com, Inc.'s membership units will
represent      % of the then outstanding membership units. In connection with this reorganization, KB Online will contribute one membership unit in KBkids.com LLC to KBkids.com, Inc. in exchange for one share of Class B common stock. Also, the subsidiary of KBkids.com Inc. will merge into BrainPlay.com, Inc. with BrainPlay.com, Inc. becoming a wholly-owned subsidiary of KBkids.com, Inc. In connection with this subsidiary merger, the equity holders of BrainPlay.com,
Inc. will receive, in the aggregate,           shares (and/or options to acquire
shares) of Class A common stock in KBkids.com, Inc. After this restructuring, KBkids.com LLC will be controlled by KBkids.com Inc. as sole manager of KBkids.com LLC. Additionally, KB Online has the right to exchange its membership units in KBkids.com LLC into an equivalent number of shares of Class A common stock.

                              BRAINPLAY.COM, INC.

     After the offering, public stockholders receiving stock in the offering
will own                shares of Class A common stock in the aggregate, which
will represent      of the total issued and outstanding Class A and Class B
common stock. The former equity holders of BrainPlay.com, Inc. will beneficially
own                shares of Class A common stock in the aggregate, which will
represent      of the total issued and outstanding Class A and Class B common stock. However, through its ownership of the Class B common stock, Consolidated
Stores will control      of the aggregate voting power of KBkids.com Inc., while
the public stockholders will control      and the former BrainPlay.com, Inc.
equity holders will control      .

  Risks and Uncertainties

     BrainPlay.com, Inc. is subject to various risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving market for Internet-based products and services. Such risks and uncertainties include, but are not limited to, its limited operating history, an evolving and unpredictable business model and the management of rapid growth. To address these risks, the BrainPlay.com, Inc. must, among other things, maintain and increase its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology, provide superior customer service and attract, retain and motivate qualified personnel. There can be no guarantee that BrainPlay.com, Inc. will be successful in addressing such risks.

     Since inception, BrainPlay.com, Inc. has not been profitable and may continue to lose money for the foreseeable future. BrainPlay.com, Inc. incurred net losses of $313,959 in fiscal year 1997, $1,046,654 in fiscal year 1998, $4,755,649 in fiscal 1999. To date, sufficient revenue has not been generated to cover the substantial amounts spent to create, launch and enhance its services. If the revenue does not increase substantially, profitability may never be achieved. Even if future profitability is achieved, profitability may not be sustained or increased. Historically, funding has been obtained by selling stock and from bank loans.

  (Unaudited): Subsequent to the transaction with KB Online, BrainPlay.com, Inc.'s operations will be limited to holding its minority investment in KBkids.com LLC. Accordingly, BrainPlay.com, Inc.'s future financial position, viability and results of operations will substantially depend on the financial position, viability and results of operations of KBkids.com LLC.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     BrainPlay.com, Inc. considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 1999, BrainPlay.com, Inc. held investments in high quality commercial paper with original maturities ranging from 30 to 75 days.

                              BRAINPLAY.COM, INC.

  Concentrations of Credit Risk

     Financial instruments which potentially subject BrainPlay.com, Inc. to concentrations of credit risk are primarily accounts receivable. However, in general, BrainPlay.com, Inc. requires customers to pay with a credit card, for which authorization is obtained prior to shipment of product.

     BrainPlay.com, Inc. maintains a cash investment policy which restricts investments to ensure preservation of principal and maintenance of liquidity. Cash and cash equivalents are invested in financial institutions and corporate securities which BrainPlay.com, Inc. believes to be creditworthy. BrainPlay.com, Inc. has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

  Inventory

     Various third-party warehousing agents maintain inventory for BrainPlay.com, Inc. Inventories are reported at the lower of its cost or market value using the first-in, first-out method of accounting.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation of property and equipment is computed using the straight-line method based on the following estimated useful lives:

Computer software..................................      3 years
Office and computer equipment......................      3 years
Leasehold improvements.............................      5 years
Furniture and fixtures.............................      5 years
Leased assets......................................    3.5 years

     Maintenance and repairs are expensed as incurred, and improvements are capitalized.

  Revenue Recognition

     Revenues are generated from the sale of children's software and other children's products via its Internet website. Merchandise is generally shipped from suppliers directly to the customer. BrainPlay.com, Inc. recognizes revenue when merchandise is shipped and provides for allowances for uncollectible amounts, coupons and discounts.

  Website Development Costs

     On March 4, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-l"). SOP 98-1 established standards for the capitalization of costs related to internal use software. In general, costs incurred during the development stage are capitalized, and costs incurred during the preliminary project and post-implementation stages are expensed. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 is not expected to have a material effect on BrainPlay.com Inc.'s financial statements.

  Income Taxes

     A current tax provision or benefit is recognized for current tax payments to be made, or refunds to be received, if any. BrainPlay.com, Inc. recognizes deferred income tax assets and liabilities for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards. The

                              BRAINPLAY.COM, INC.

change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. The amount of deferred tax assets may be reduced by providing a valuation allowance if deemed more likely than not that some or all of the deferred tax assets will not be realized.

  Stock-Based Compensation

     Employee stock option plans and other stock-based compensation arrangements are accounted for in accordance with the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. BrainPlay.com, Inc. adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation", which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma disclosures for employee stock grants made in 1997 and future years as if the fair-value-based method of accounting in SFAS No. 123 had been applied to these transactions. BrainPlay.com, Inc. accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123.

  Comprehensive Income

     Effective January 1, 1998, BrainPlay.com, Inc. adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. From its inception through March 31, 1999, BrainPlay.com, Inc. has not had any material transactions that are required to be reported in comprehensive income as compared to its net loss.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." BrainPlay.com, Inc. is required to adopt SFAS No. 133 in the fiscal year ended March 31, 2002. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. To date, BrainPlay.com, Inc. has not entered into any derivative financial instruments or hedging activities.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following as of March 31, 1998 and 1999:

                                                  MARCH 31,
                                             -------------------
                                              1998        1999
                                             -------    --------
Computer and office equipment..............  $26,090    $199,531
Furniture and fixtures.....................       --     130,762
Computer software..........................    8,251      66,929
Leasehold improvements.....................       --       6,962
                                             -------    --------
                                              34,341     404,184
Accumulated depreciation...................   (3,966)    (69,201)
                                             -------    --------
                                             $30,375    $334,983
                                             =======    ========

                              BRAINPLAY.COM, INC.

     Depreciation expense was $549, $3,417 and $65,235 for the years ended March 31, 1997, 1998 and 1999, respectively.

(4) CAPITAL LEASES

     Included in the cost of property and equipment are assets obtained through capital leases. The following is a summary of assets under capital lease as of March 31, 1999:

Furniture and fixtures...............................  $124,537
Computer and office equipment........................    67,084
Computer software....................................    43,377
                                                       --------
Total fixed assets...................................   234,998
  Accumulated depreciation...........................   (28,570)
                                                       --------
Net fixed assets.....................................  $206,428
                                                       ========

     There were no assets under capital lease as of March 31, 1998.

     Depreciation expense related to property and equipment under capital lease was $28,570 for the year ended March 31, 1999. Such amounts are included in the amounts disclosed in Note 3.

     The capital leases are collateralized by the leased assets and are due in minimum monthly payments totaling $6,288, including interest at a rate of 7.0%. Interest expense related to capital leases for the year ended March 31, 1999 was approximately $7,000.

     At March 31, 1999, future payments under the capital lease obligations are as follows:

Year ended March 31,
2000.................................................  $ 75,457
2001.................................................    75,457
2002.................................................    75,457
2003.................................................    11,910
                                                       --------
Total future payments................................   238,281
Amount related to interest...........................   (25,084)
                                                       --------
Amount related to principal..........................   213,197
Current portion......................................   (62,513)
                                                       --------
Long-term portion....................................  $150,684
                                                       ========

(5) DEBT

  Revolving Credit Note

     On February 23, 1998, BrainPlay.com, Inc. entered into a revolving credit note with a bank (the "Revolving Credit Note"). Under the terms of the Revolving Credit Note, BrainPlay.com, Inc. was allowed to borrow up to $500,000. The Revolving Credit Note is collateralized by substantially all of BrainPlay.com Inc.'s assets and matures on August 20, 1999. Interest accrues on the outstanding principal balance at a rate equal to the bank's prime rate plus 0.25% (8.00% at March 31, 1999). At March 31, 1999, the outstanding principal balance was $500,000.

                              BRAINPLAY.COM, INC.

  Note Payable

     On November 24, 1998, BrainPlay.com, Inc. entered into a Loan and Security Agreement ("Loan Agreement") whereby BrainPlay.com, Inc. borrowed $200,000. Under the terms of the Loan Agreement, the loan is to be repaid in 42 payments commencing on January 1, 1999, with a balloon payment of $24,000 to be paid on June 1, 2002. The loan bears interest at 7.5% per annum. At March 31, 1999, the outstanding principal balance was $187,578.

     As of March 31, 1999, annual maturities of BrainPlay.com Inc.'s outstanding debt described above were as follows:


Year ended March 31,
2000...............................................    $550,280
2001...............................................      57,453
2002...............................................      65,650
2003...............................................      14,195
                                                       --------
                                                       $687,578
                                                       ========

(6) MANDATORILY REDEEMABLE, CONVERTIBLE PREFERRED STOCK

                                                    SERIES A                     SERIES B
                                            -------------------------    -------------------------
                                            # OF SHARES     $ AMOUNT     # OF SHARES     $ AMOUNT
                                            -----------    ----------    -----------    ----------
Balances, March 31, 1997..................          --     $       --            --     $       --
Sale of Series A preferred stock at
$1.70.....................................   1,823,530      3,100,001            --             --
                                            ----------     ----------    ----------     ----------
Balances, March 31, 1998..................   1,823,530      3,100,001            --             --
Sale of Series B preferred stock at
  $2.22...................................          --             --     2,918,918      6,479,998
                                            ----------     ----------    ----------     ----------
Balances, March 31, 1999..................   1,823,530     $3,100,001     2,918,918     $6,479,998
                                            ==========     ==========    ==========     ==========

  Authorized Shares

     BrainPlay.com, Inc. is authorized to issue preferred stock in various series with rights and privileges as determined by the Board of Directors. All shares of preferred stock have a par value of $0.001 per share. In November 1997, the Board of Directors authorized 1,823,530 shares of preferred stock. In December 1998 and March 1999, BrainPlay.com, Inc. increased the number of authorized shares of preferred stock to 3,412,166 and 4,754,507, respectively.

  Series A and Series B Convertible, Mandatorily Redeemable Preferred Stock

     In November 1997, 1,823,530 shares of preferred stock were designated as Series A Preferred Stock ("Series A") and were issued at a price of $1.70 per share. In December 1998 and March 1999, 2,930,977 shares of preferred stock were designated as Series B Preferred Stock ("Series B") and 2,918,918 of those shares were issued at a price of $2.22 per share.

     Series A and Series B annually accrue dividends at stated rates of $0.136 and $0.1776, or 8.0 percent, per share, respectively. Such dividends are non-cumulative and are payable only when, as, and if declared by the Board of Directors. In the event of liquidation, the holders of Series A and Series B are entitled to receive, in preference to any holders of BrainPlay.com Inc.'s common stock, an amount equal to $1.70 and $2.22 per share, respectively, plus all accrued or declared but unpaid dividends on the shares of Series A and Series B then held. Furthermore, the holders of Series A and Series B are entitled to share in any

                              BRAINPLAY.COM, INC.

remaining liquidation proceeds in proportion to the number of shares of common stock they would own as if they exercised their full conversion rights (see below) immediately prior to such liquidation, up to a total additional distribution of $5.10 per share.

     Each share of Series A and Series B is convertible at the option of the holder into shares of common stock at initial conversion prices of $1.70 and $2.22 per share, respectively, of common stock. The Series A and Series B conversion prices will be adjusted upon the occurrence of certain dilutive equity events.

     Each share of Series A and Series B shall automatically be converted into shares of common stock at the then effective Series A or Series B Conversion Price upon the earlier of: (i) conversion into common stock of at least 66 2/3% of all Series A and Series B then outstanding, or (ii) upon the closing of an initial public offering in which common shares are sold at a price per share of not less than $8.50 and which provides aggregate proceeds to BrainPlay.com, Inc. which exceed $15,000,000.

     Furthermore, at the election of the holders of at least two-thirds of the outstanding Series A and Series B, BrainPlay.com, Inc. is required to redeem Series A and Series B shares at $1.70 and $2.22 per share, respectively, plus accrued and unpaid dividends.

     The Series A and Series B Preferred Stock outstanding as of March 31, 1999 is subject to redemption in eight equal quarterly installments in the following fiscal years:

                             SERIES A      SERIES B       TOTAL
                            ----------    ----------    ----------
Year ended March 31,
2005......................  $  775,000    $1,620,000    $2,395,000
2006......................   1,550,000     3,240,000     4,790,000
2007......................     775,001     1,619,998     2,394,999
                            ----------    ----------    ----------
                            $3,100,001    $6,479,998    $9,579,999
                            ==========    ==========    ==========

     Each holder of Series A and Series B shall be entitled to the number of votes equal to the number of shares of BrainPlay.com's common stock into which such shares of Series A and Series B could be converted.

(7) STOCKHOLDERS' EQUITY

  Restricted Stock

     In August 1996, BrainPlay.com, Inc. required its two founders to enter into a Founder Stock Restriction Agreement (the "FSR Agreement"), under which all of the 2,700,000 shares of outstanding common stock owned by the founders became restricted. Under the FSR Agreement, BrainPlay.com, Inc. has the right to repurchase unvested common shares at the original issuance price of $0.001 per share upon termination of either founder's business relationship with BrainPlay.com, Inc. Fifty percent of the restrictions lapsed upon adoption of the FSR Agreement. The remaining restrictions lapse ratably over a three year period, and are subject to acceleration under certain conditions. During the year ended March 31, 1998, one of the founders terminated his business relationship with BrainPlay.com, Inc. He retained the 904,392 shares which had been released from the repurchase option, and 100,000 restricted shares were repurchased by BrainPlay.com, Inc. for $100. As allowed for in the FSR Agreement, the remaining 345,608 restricted shares were purchased by the remaining founder for a nominal amount. In connection with the shares the remaining founder was allowed to purchase, BrainPlay.com, Inc. recorded a compensation charge of $345,262 for the fiscal year ended March 31, 1998.

                              BRAINPLAY.COM, INC.

     In November 1997, in connection with the sale of shares of Series A Preferred Stock, 480,000 of the remaining founder's common stock became subject to a second restriction agreement (the "Management Agreement"). Pursuant to the terms of the Management Agreement, BrainPlay.com, Inc. has the right to repurchase unvested common shares at the original issuance price of $0.001 per share upon termination of the founder's employment with BrainPlay.com, Inc. The restrictions lapse ratably over a thirty-two month period.

     As of March 31, 1999, restrictions had lapsed with regard to 1,496,297 of the 1,830,000 shares collectively subject to the FSR Agreement and the Management Agreement.

  Treasury Stock

     In addition to the shares repurchased under the FSR Agreement, during fiscal 1998 BrainPlay.com, Inc. purchased 300,000 shares of common stock from the departing founder. Cash paid at the date of repurchase totaled $70,000. In addition, as of March 31, 1998, BrainPlay.com, Inc. accrued $100,000 relating to amounts contingently due for the repurchase. This amount was paid to the founder during fiscal 1999 (Note 10).

     During fiscal 1998, the other founder returned 60,000 shares of common stock held by him to BrainPlay.com, Inc. for no consideration.

  Stock Option Plan

     In March 1998, BrainPlay.com, Inc. adopted a stock option plan (the "Plan") whereby officers, employees and independent contractors may be granted options for approximately 950,000 shares of BrainPlay.com's common stock. Under the terms of the Plan, the Board of Directors may grant either nonqualified or incentive options, as defined by the Internal Revenue Code. The purchase price of the shares subject to incentive stock options will be the fair market value of the common stock on the date of grant. If the grantee owns more than 10% of the voting power of all classes of stock on the date of grant, the purchase price of the shares subject to a nonqualified stock option must be at least 110% of the fair market value at the date of grant and the exercise term will be up to five years from the date of grant. All incentive options granted under the Plan are exercisable up to eight years from the date of grant. During fiscal 1997, 1998 and 1999, BrainPlay.com, Inc. issued options for 10,000, 10,000 and 727,250 shares of common stock under the Plan, respectively. As of March 31, 1999, options for 615,000 shares of common stock were still outstanding under the Plan.

     SFAS No. 123 defines a fair value-based method of accounting for employee stock options or similar equity instruments. However, SFAS No. 123 allows the continued measurement of compensation cost for such plans using the intrinsic value-based method prescribed by APB No. 25, provided that pro forma disclosures are made of net income or loss assuming the fair value based method of SFAS No. 123 had been applied. BrainPlay.com, Inc. has elected to account for its stock-based compensation plans under APB No. 25; accordingly, for purposes of the pro forma disclosures presented below, BrainPlay.com, Inc. has computed the fair values of all options granted during fiscal 1997, 1998 and 1999 using the Black-Scholes pricing model and the following weighted-average assumptions:

                                        YEAR ENDED MARCH 31,
                                     --------------------------
                                      1997      1998      1999
                                     ------    ------    ------
Risk-free interest rate............    6.73%     6.22%     5.11%
                                          4         4         4
Expected lives.....................   years     years     years
Expected volatility................   0.001%    0.001%    0.001%
Expected dividend yield............       0%        0%        0%

                              BRAINPLAY.COM, INC.

     To estimate the expected lives of options for this valuation, it was assumed that all options will be exercised upon becoming fully vested. All options granted vest over a four year period from the date of grant. Cumulative compensation cost recognized in pro forma net income or loss with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture.

     The total fair value of options granted was computed to be approximately $459, $429 and $56,941 for the years ended March 31, 1997, 1998 and 1999, respectively. This amount is amortized ratably over the vesting periods of the options. Pro forma stock-based compensation, net of the effect of forfeitures, was $38, $150 and $3,668 for fiscal 1997, 1998 and 1999, respectively. If BrainPlay.com, Inc. had accounted for its stock-based compensation plans in accordance with SFAS No. 123, BrainPlay.com, Inc.'s net loss would have been reported as follows:

                                   YEAR ENDED MARCH 31,
                          ---------------------------------------
                            1997          1998           1999
                          ---------    -----------    -----------
Net loss:
  As reported...........  $(313,959)   $(1,046,654)   $(4,755,649)
                          =========    ===========    ===========
  Pro forma.............  $(313,997)   $(1,046,804)   $(4,759,317)
                          =========    ===========    ===========

A summary of option activity for each of the three years in the period ended March 31,1999 is as follows:

                                                   WEIGHTED AVERAGE
                                       OPTIONS      EXERCISE PRICE
                                       --------    ----------------
Outstanding at March 31, 1996........        --         $  --
Granted..............................    10,000          0.20
                                       --------         -----
Outstanding at March 31, 1997........    10,000          0.20
Granted..............................    10,000          0.20
                                       --------         -----
Outstanding at March 31, 1998........    20,000          0.20
Granted..............................   727,250          0.45
Forfeited............................  (129,395)         0.20
Exercised............................    (2,855)         0.20
                                       --------         -----
Outstanding at March 31, 1999........   615,000         $0.49
                                       ========         =====
Exercisable at March 31, 1999........    68,222         $0.36
                                       ========         =====

     The weighted average fair value of options granted during the years ended March 31, 1997, 1998 and 1999 were $0.05, $0.04 and $0.10, respectively.

     In connection with 10,000 options granted in fiscal 1998, BrainPlay.com, Inc. recognized deferred compensation expense of $8,000. This amount has been deferred and is being amortized into income over the four-year vesting period of the options. As of March 31, 1999, deferred compensation totaled $4,000, which has been netted against additional paid-in capital in the accompanying balance sheets.

                              BRAINPLAY.COM, INC.

     The following table summarizes information about stock options outstanding and exercisable under the Plan at March 31, 1999:

                            OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                 -----------------------------------------   -------------------------
                                    WEIGHTED
                                     AVERAGE      WEIGHTED                    WEIGHTED
                   NUMBER OF        REMAINING     AVERAGE      NUMBER OF      AVERAGE
                    OPTIONS        CONTRACTUAL    EXERCISE      OPTIONS       EXERCISE
EXERCISE PRICE    OUTSTANDING     LIFE (YEARS)     PRICE      EXERCISABLE      PRICE
--------------   --------------   -------------   --------   --------------   --------
$0.20               288,800           7.28         $0.20         46,814        $0.20
$0.70 -- $0.77      326,200           7.92         $0.75         21,408        $0.72

  Stock Warrants

     BrainPlay.com, Inc. has issued warrants to purchase Series A Preferred Stock in connection with certain capital leases entered into in fiscal 1999. The warrants were determined to have a nominal value using the Black-Scholes option pricing model and the following weighted average assumptions: risk-free interest rate of 4.49%, expected lives of four years, expected volatility of 75% and no expected dividend yield.

     The following table summarizes information about stock warrants outstanding and exercisable under the Plan at March 31, 1999:

                          WARRANTS OUTSTANDING              WARRANTS EXERCISABLE
                 --------------------------------------   -------------------------
                                 WEIGHTED
                                  AVERAGE      WEIGHTED                    WEIGHTED
                  NUMBER OF      REMAINING     AVERAGE      NUMBER OF      AVERAGE
                  WARRANTS      CONTRACTUAL    EXERCISE      WARRANTS      EXERCISE
EXERCISE PRICE   OUTSTANDING   LIFE (YEARS)     PRICE      EXERCISABLE      PRICE
--------------   -----------   -------------   --------   --------------   --------
    $1.70           12,059         7.89         $1.70         12,059        $1.70

(8) INCOME TAXES

     For income tax purposes, BrainPlay.com, Inc. has approximately $6.0 million of net operating loss carryforwards at March 31, 1999 related to the period from fiscal 1996 through fiscal 1999. The net operating loss for tax purposes differs from that for financial reporting purposes due primarily to expirations of net operating loss carryforwards and differences in reporting certain transactions for income tax and financial reporting purposes. The net operating loss carryforwards expire at various dates beginning in 2011.

     The components of the net deferred income tax asset at March 31, 1998 and 1999 were as follows:

                                                MARCH 31,
                                          ----------------------
                                            1998         1999
                                          --------    ----------
Net operating loss carryforwards........  $505,456    $2,233,038
Other...................................     2,052        48,327
Valuation allowance.....................  (507,508)   (2,281,365)
                                          --------    ----------
                                          $     --    $       --
                                          ========    ==========

     BrainPlay.com, Inc. has determined that approximately $508,000 and $2,281,000 of net deferred tax assets as of March 31, 1998 and 1999, respectively, did not satisfy the realization criteria set forth in SFAS No. 109, "Accounting for Income Taxes." Accordingly, a valuation allowance was recorded against the entire net deferred tax asset.

                              BRAINPLAY.COM, INC.

     For the years ended March 31, 1997, 1998 and 1999, BrainPlay.com, Inc. recorded no provision for income taxes, which differs from the Federal statutory rate of 34% due to the following reasons:

                                           MARCH 31,
                               ----------------------------------
                                 1997        1998         1999
                               --------    --------    ----------
Benefit at statutory rate....  $106,746    $355,862    $1,616,921
State taxes, net of federal
  benefit....................    10,360      34,540       156,936
Increase in valuation
  allowance..................  (117,106)   (390,402)   (1,773,857)
                               --------    --------    ----------
                               $     --    $     --    $       --
                               ========    ========    ==========

(9) EMPLOYEE BENEFIT PLAN

     In March 1999, BrainPlay.com, Inc. implemented a defined contribution plan under Section 401(k) of the Internal Revenue Code. Under the plan, eligible employees may contribute a portion of their compensation. As of March 31, 1999, no employer matching contributions have been made to the plan.

(10) COMMITMENTS AND CONTINGENCIES

  Operating Leases

     BrainPlay.com, Inc. leases administrative offices and certain equipment under noncancelable operating lease agreements.

     Rent expense under these leases for the years ended March 31, 1997, 1998 and 1999 was $7,988, $22,646 and $46,448, respectively. The following is a schedule of future minimum lease payments:

For the year ended March 31,
2000...............................................    $105,862
2001...............................................     111,546
2002...............................................     114,438
2003...............................................     118,350
2004...............................................      67,480
                                                       --------
                                                       $517,676
                                                       ========

  Payable to Founder

     In November 1997, BrainPlay.com, Inc. entered into a Consulting Termination Agreement with one of its founders. Under the agreement, BrainPlay.com, Inc. agreed to repurchase shares of common stock in exchange for $70,000 in cash and an additional $100,000 payable upon the culmination of certain events. The additional $100,000 was accrued as of March 31, 1998, and is included in accrued liabilities in the accompanying fiscal 1998 balance sheet. The amount was paid to the founder during fiscal 1999.

  Legal Matters

     BrainPlay.com, Inc. is subject to various claims and business disputes in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, management anticipates that the ultimate outcome of these issues will not have a material impact on BrainPlay.com, Inc.'s financial position, results of operations or cash flows.

                               [KBKIDS.COM LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by KBkids.com Inc. in connection with the sale of common stock being registered. All expenses other than the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimated.

Securities and Exchange Commission Registration Fee.........  $55,440
NASD Filing Fee.............................................   21,500
Nasdaq National Market Listing Fee..........................      *
Transfer Agent Fees.........................................      *
Accounting Fees and Expenses................................      *
Blue Sky Fees and Expenses..................................      *
Printing and Engraving Fees and Expenses....................      *
Miscellaneous Expenses......................................      *
                                                              -----
  Total.....................................................  $   *
                                                              =====

---------------

* To be filed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe their conduct was unlawful.

     Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted under similar standards set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses that the court shall deem proper.

     Section 145 further provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in the previous two paragraphs, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

     Section 102(b)(7) provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors for monetary damages for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

     The certificate of incorporation of KBkids.com Inc. provides that each person who is a party to or involved in any, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of KBkids.com Inc. or is or was serving at the request of KBkids.com Inc. as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by KBkids.com Inc. to the fullest extent authorized by the General Corporation Law of the State of Delaware, as exists or may be amended, but only to the extent that such amendment broadens the KBkids.com Inc.'s indemnity powers, against all expense, liability and loss reasonably incurred by such person in connection therewith. The certificate of incorporation provides that the right to indemnification contained therein is a contract right and includes the right to be paid by KBkids.com Inc. the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred in advance of the final disposition of a proceeding shall be made only upon delivery to KBkids.com Inc. of an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

     The Company also maintains directors' and officers' liability insurance covering certain liabilities incurred by the directors and officers of the Company in connection with the performance of their duties. We also have entered into an indemnification agreement with each of our executive officers and directors. These indemnification agreements require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and obtain directors' and officers' liability insurance if available on reasonable terms.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Not Applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

     The information required by this Item 16(a) is set forth in the Index to Exhibits accompanying this Registration Statement and is incorporated herein by reference.

     (b) Financial Statement Schedules

     None.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-1 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN DENVER, COLORADO ON THE 26TH DAY OF JANUARY, 2000.

                                          KBkids.com Inc.

                                          By: /s/ SRIKANT SRINIVASAN
                                            ------------------------------------
                                              Srikant Srinivasan, Chief
                                              Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below, except Scott Beck, constitutes and appoints Srikant Srinivasan and Michael Potter, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent, or his substitute may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

                     SIGNATURE                                   TITLE                       DATE
                     ---------                                   -----                       ----

/s/ SRIKANT SRINIVASAN                               Chief Executive Officer and
---------------------------------------------------    Director
Srikant Srinivasan                                                                     January 26, 2000

/s/ MICHAEL WAGNER                                   Chief Financial Officer and
---------------------------------------------------    Treasurer
Michael Wagner                                                                         January 26, 2000

/s/ SCOTT BECK                                       Director
---------------------------------------------------
Scott Beck                                                                             January 26, 2000

/s/ ALBERT BELL                                      Director
---------------------------------------------------
Albert Bell                                                                            January 26, 2000

/s/ MICHAEL GLAZER                                   Director
---------------------------------------------------
Michael Glazer                                                                         January 26, 2000

/s/ MICHAEL POTTER                                   Director
---------------------------------------------------
Michael Potter                                                                         January 26, 2000

                                 EXHIBIT INDEX

EXHIBIT                                                                  PAGE
NUMBER                       DESCRIPTION OF EXHIBIT                     NUMBER
-------                      ----------------------                     ------
  *1.1    Form of Underwriting Agreement among Credit Suisse First
            Boston, as representatives of the several underwriters,
            and KBkids.com Inc. ......................................
   2.1    Contribution Agreement, dated May 18, 1999, by and among KB
            Online Holdings LLC, BrainPlay.com, Inc. and KBkids.com
            LLC (formerly Toyco.com LLC)..............................
  *2.2    Agreement and Plan of Merger between a wholly-owned
            subsidiary of KBkids.com and BrainPlay.com, Inc. .........
  *3.1    Restated Certificate of Incorporation of KBkids.com Inc. ...
  *3.2    Bylaws of KBkids.com Inc. ..................................
  *3.3    Articles of Organization of KBkids.com LLC..................
  *3.4    Amended and Restated Operating Agreement of KBkids.com
            LLC.......................................................
  *3.5    Certificate of Incorporation of KBkids.com Merger Sub.......
  *3.6    Bylaws of KBkids.com Merger Sub.............................
   3.7    Certificate of Incorporation of BrainPlay.com, Inc. ........
   3.8    Bylaws of BrainPlay.com, Inc. ..............................
  *4.1    Form of KBkids.com Inc. Common Stock Certificate............
  *5.1    Opinion of Benesch, Friedlander, Coplan & Aronoff LLP.......
 *10.1    Registration Rights Agreement, dated             , 2000, by
            and between KBkids.com Inc. and KB Online Holdings LLC....
 *10.2    Registration Rights Agreement, dated               , 2000,
            by and among KBkids.com Inc. and the equityholders of
            BrainPlay.com, Inc. ......................................
 *10.3    Amended and Restated Supply Agreement, dated January       ,
            2000, by and among KB Toy of Massachusetts, Inc., KB
            Online Holdings LLC and KBkids.com LLC....................
 *10.4    Amended and Restated Services Agreement dated January      ,
            2000, by and among KB Toy of Massachusetts, Inc., KB
            Online Holdings LLC and KBkids.com LLC....................
 *10.5    Amended and Restated Domain Name Agreement, dated January  ,
            2000, by and between KB Holdings, Inc. and KBkids.com
            LLC.......................................................
 *10.6    Amended and Restated Sublicense Agreement, dated January   ,
            2000, by and between KB Toys of Massachusetts, Inc. and
            KBkids.com LLC............................................
 *10.7    Direct Marketing Services Agreement between Keystone
            Fulfillment, Inc. (now known as Keystone Internet
            Services, Inc.) and KBkids.com LLC........................
  10.8    Task Order, dated as of August 25, 1999, between Canicom,
            Inc. and KBkids.com LLC...................................
  10.9    Advertising Agency Agreement, dated August 20, 1999, between
            Goldberg Moser O'Neill and KBkids.com LLC.................
 *10.10   1999 KBkids.com Inc. Stock Option Plan......................
  10.11   1999 KBkids.com LLC Option Plan.............................
  10.12   Employment Agreement, dated May 18, 1999, among Toyco.com
            LLC (now known as KBkids.com LLC), KB Consolidated, Inc.
            and Srikant Srinivasan....................................
  10.13   Employment Agreement, dated June 25, 1999, among KBkids.com
            LLC, K B Toy of Massachusetts, Inc. and Michael Wagner....
  10.14   Employment Agreement, dated June 25, 1999, between
            KBkids.com LLC and Shawn Davison..........................

EXHIBIT                                                                  PAGE
NUMBER                       DESCRIPTION OF EXHIBIT                     NUMBER
-------                      ----------------------                     ------
  10.15   Employment Agreement, dated June 25, 1999, between
            KBkids.com LLC and John Jolly.............................
 *10.16   Consulting Agreement, dated March   , 2000, between
            KBkids.com Inc. and William Kelley........................
  10.17   Employment Agreement, dated June 25, 1999, between
            KBkids.com LLC and Scott Wilder...........................
  10.18   Letter of Employment Agreement, dated July 7, 1999, between
            KBkids.com LLC and Cecilia Atkinson.......................
  10.19   Letter of Employment Agreement, dated July 7, 1999, between
            KBkids.com LLC and Marty Smuin............................
  10.20   Letter of Employment Agreement, dated September 2, 1999,
            between KBkids.com and David Novitsky
  10.21   Consulting Agreement, dated June 25, 1999, between
            Consolidated Stores Corporation and Michael J. Wagner.....
  10.22   Agreement of Lease for Denver Place Plaza Tower, Suite 1000,
            between Denver-Stellar Associates Limited Partnership and
            KBkids.com LLC............................................
 *10.23   Form of Indemnification Agreement for Directors and
            Executive Officers of KBkids.com Inc......................
  10.24   Promissory Note, dated December 29, 1999, made by Srikant
            Srinivasan and payable to BrainPlay.com, Inc..............
  10.25   Stock Pledge Agreement, dated December 29, 1999, made by
            Srikant Srinivasan in favor of BrainPlay.com, Inc.........
  10.26   Promotional Sponsorship Agreement, dated September 23, 1999, between Netcentives Inc. and KBkids.com...................
 *11.1    Statement regarding Computation of per Share Earnings.......
 *21.1    Subsidiaries of the Registrant..............................
 *23.1    Consent of Benesch, Friedlander, Coplan & Aronoff LLP
            (included in 5.1).........................................
  23.2    Consent of Arthur Andersen LLP..............................
  24.1    Power of Attorney (included in Part II of Registration
            Statement)................................................
  27.1    Financial Data Schedule for KBkids.com LLC..................
  27.2    Financial Data Schedule for BrainPlay.com, Inc. ............

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* To be filed by amendment.